Filed Pursuant to Rule 424(b)(3)
Registration No. 333-155341

August 7, 2009
(As Supplemented November 6, 2009)

PROSPECTUS

4,803,338 Shares

COMMON STOCK

This prospectus was originally issued on August 7, 2009.  This supplement dated November 6, 2009, replaces the prior prospectus and supplements 1, 2 and 3 to such prospectus.

This is the initial public offering of common stock of Vystar Corporation, a Georgia corporation ("Vystar" or the "Company"). We are registering for resale up to 4,803,338 shares of our common stock held by selling shareholders of Vystar identified in this prospectus on a delayed or continuous basis. All of such shares will be offered at an initial offering price of $2.00 per share until a market for our shares develops or such shares of common stock are quoted on the OTC Bulletin Board, with sales thereafter occurring at market prices.  Such price was determined solely on the basis of the last price at which the Company’s common stock was sold privately. Vystar will not receive any proceeds from the resale of any of such shares  nor is it offering any shares of its common stock for sale directly. No public market currently exists for the shares. We have applied for and been approved for our shares of common stock to be traded on the OTC Bulletin Board under the symbol "VYST."

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS SUMMARY	1

THE OFFERING	3

SUMMARY FINANCIAL DATA	4

RISK FACTORS	4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	8

MARKET AND INDUSTRY DATA	8

USE OF PROCEEDS	8

DIVIDEND POLICY	8

CAPITALIZATION	9

DILUTION	9

SELLING SHAREHOLDERS	9

PLAN OF DISTRIBUTION	15

UNITED STATES TAX CONSIDERATIONS	16

SELECTED FINANCIAL DATA	17

MANAGEMENT’S DISCUSSION AND ANALYSIS	19

BUSINESS	23

GOVERNMENT REGULATION	43

MANAGEMENT	44

LIMITATION OF LIABILITY AND INDEMNIFICATION	54

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	54

PRINCIPAL SHAREHOLDERS	55

DESCRIPTION OF CAPITAL STOCK	56

SHARES ELIGIBLE FOR FUTURE SALE	58

LEGAL MATTERS	58

EXPERTS	58

WHERE YOU CAN FIND MORE INFORMATION	59

FINANCIAL STATEMENTS	F-1

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of the Shares. Our business, prospects, financial condition and results of operations may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our financial statements and related notes appearing at the end of this prospectus, before making an investment decision.

Overview

Vystar Corporation (“Vystar” or the “Company”), a development stage company with very limited revenues, is the creator and exclusive owner of the innovative technology to produce Vytex ® Natural Rubber Latex ("NRL"). This technology reduces antigenic protein in natural rubber latex products made with Vytex to virtually undetectable levels. The allergic reactions to untreated latex are a significant detriment affecting numerous individuals globally that use many different products made with NRL. With non-latex products growing at a rapid rate due to these allergy problems, the costs for alternative materials incurred by the manufacturers of these many different products have greatly increased. Nearly all substitute materials are far more expensive than NRL – by a factor of five in some cases. Vystar is introducing Vytex NRL, its new “low protein” natural rubber latex, throughout the worldwide marketplace that uses NRL or latex substitutes as a component of manufactured products. Vystar intends for Vytex NRL to become the standard source of latex and latex substitutes, not unlike a standard computer operating system on which many other applications can run. Over 9.7 million tonnes of NRL are produced globally of which just over one million tonnes are in liquid latex form. There are more than 40,000 products made from the liquid latex while the other eight million tonnes are used to produce tires and other hard rubber products. Natural rubber latex is used in an extensive range of products including balloons, textiles, footwear and clothing (threads), adhesives, foams, furniture, carpet, paints, coatings, protective equipment, sporting equipment, and, especially health care products such as condoms, surgical and exam gloves, catheters and other items. Vystar has started introducing Vytex NRL into the supply channels with aggressive, targeted marketing campaigns directed to the end users to create the pull-through and a competitive advantage for the manufacturers utilizing Vytex NRL, as well as to manufacturers of the end products.

On April 11, 2008, Vystar signed a definitive agreement with Revertex (Malaysia), Sdn. Bhd., a division of Yule Catto Far East and the world's largest producer of pre-vulcanized natural rubber lattices for the production of Vytex NRL. Revertex will be a non-exclusive, toll manufacturer for Vystar and has started full production mode to manufacture Vytex NRL commercially. Vystar ran its first production February 2, 2008 and has successfully completed several subsequent production runs.  To date, the production runs have entered the market as samples only of varying sizes to interested manufacturers.  Further, to date, Vystar has had very limited revenues, although we anticipate additional revenues to be generated in the fourth quarter of 2009 and on-going.

On  January 6, 2009, Vystar entered into an agreement with Centrotrade Minerals and Metals, Inc and Centrotrade Deutschland, GmbH to act as the exclusive distributor for Vytex NRL in North America and Western Europe.  Centrotrade is one of the world’s largest natural rubber latex and dry rubber distributors and will provide sales and marketing to Vystar in the stated areas as well as shipping, storage, and invoicing.

On February 9, 2009, Vystar entered into a Channel Marketing Associate and Consulting Agreement with Jasmine Elastomerics, LLC to act as a Business Development Sales and Services and Technical Services on behalf of the Company in the adhesives industry.  Also, on February 17, 2009, the Company engaged Intermacs to act as its sales agent for Japan.

On May 1, 2009, the Company and Alatech Healthcare, LLC, a major United States condom manufacturer, received 510(k) clearance from the U.S. Food and Drug Administration to market and sell Alatech’s Envy™ condom manufactured with Vytex NRL. The Envy condom will be the first medical product available in the United States made from Vystar’s patented Vytex NRL, which has less than 2 micrograms/dm 2 , virtually undetectable levels, of the antigenic proteins that can cause an allergic response, while retaining and improving upon all the desirable qualities of latex. The Envy condom will carry labeling that will reflect the lowest antigenic protein content currently available in a natural rubber latex medical device in the United States.

On July 22, 2009, the Company and Alatech further received 510(k) clearance from the FDA to market and sell Alatech's unpowdered medical exam glove manufactured with Vytex NRL. The Alatech exam glove will include labeling of less than 50 micrograms/gram of total proteins.

On November 2, 2009, the Company began a private placement of up to 1,000,000 shares of its common stock to accredited investors at $2.00 per share.  For each two (2) shares of common stock purchased, the investor will receive (i) a warrant to purchase one (1) share of common stock at an exercise price of $1.50 per share, exercisable for one (1) year from the date of issue, and (ii) a warrant to purchase one (1) share of common stock at an exercise price of $3.25 per share, exercisable for two (2) years from the date of issue.  The Company has the right to increase the offering up to 2,000,000 shares and warrants to purchase 2,000,000 shares of common stock.

History and Background

Travis W. Honeycutt, the retired CEO of the Company, is the inventor of the Vytex NRL process. He initially formed Vystar LLC, the predecessor to the Company in February 2000, as a Georgia limited liability company. The Company’s operations under the LLC entity were focused substantially on the research, development and testing of the Vytex NRL process, as well as attaining patent protection for this invention. Mr. Honeycutt provided the Company’s early financing from personal funds. In 2003, the Company reorganized as Vystar Corporation, a Georgia Corporation, at which time all assets and liabilities of the limited liability company became assets and liabilities of Vystar Corporation, including all intellectual property rights, patents and trademarks. In October 2005, the Company moved to its current location in Duluth, Georgia, part of the metro Atlanta area, and established its corporate headquarters.   Mr. Honeycutt currently provides occasional prospect advisory services in the thread industry to Vystar, and has no on-going or regular involvement or responsibilities within or to Vystar.

Prior to retirement, Mr. Honeycutt had over thirty-five years of experience in new business and technical development in the industrial and healthcare markets. Mr. Honeycutt was a founder, former Director and former Executive Vice President of Isolyser Company, Inc., recently purchased by ECOLAB. He holds over one hundred patents and has received several awards for entrepreneurial growth and success, including Inc. Magazine’s Entrepreneur of the Year for Healthcare in the Southeast Region. Mr. Honeycutt received his Bachelor of Science degree in Fiber and Polymer Chemistry from North Carolina State University and a Masters of Science degree in Chemical Engineering from Georgia Institute of Technology. He was honored with a Doctorate degree in Physics from Solomon University in Kiev, Ukraine.

            In June 2002, Vystar applied to the U.S. Patent & Trademark Office (USPTO) for domestic patent protection for its manufacturing process, which was issued on June 14, 2005 as U.S. Patent 6,906,126. In April 2005, the Company filed a continuation in part of its previously granted patent, which was approved by the USPTO a mere 6 months later in October 2005, and was ultimately filed on June 6, 2006 as U.S. Patent 7,056,970. All 13 originally filed claims were allowed in this patent that issued June 2006.

Vystar also filed for international patent protection according to the Patent Co-Operation Treaty ("PCT"), of its first series of granted patents, and has been issued PCT patent No.: PCT/US2005/025018. This international patent has been filed and nationalized in the European Union (EU) as well as in China, Hong Kong, Japan, Sri Lanka, India, Canada and South Africa. We expect patents in these countries to be issued without objection. In addition to the international country nationalizations, we are expanding our patent filings in the U.S. to go beyond pure method patents with only process method claims, and to include composition of matter claims through nationalizing the PCT patent back into the U.S. with slight modifications of the claims in the original PCT filing, thereby expanding our patent protection.

Additionally, we filed two provisional patent applications with the USPTO on January 18, 2008, Serial No. 61/022,250 and July 18, 2008, Serial No. 61/081,927 to cover our R&D advancements which were the subject of our published papers and presentations at the Latex 2008 Conference in Madrid, Spain and at the International Latex Conference in Cleveland, Ohio. These were converted into a full utility patent application, Serial No. 12/356.355 covering both process method and composition of matter claims to cover our advancements, which was filed on January 18, 2009.   This new USPTO patent application has also been filed as an international PCT patent application, No. PCT/US2009/031445. We should be nationalizing that patent into the various countries as we did with the other PCT within the next 18 months.

The Company has applied for trademark protection for "Vystar", "Vytex" and our tagline "Created by Nature. Recreated by Science." in the U.S. and intends to file internationally for trademark protection. All three of these trademarks have been officially allowed, and we are merely awaiting the official statement and certificates of allowance from the USPTO. These official statements and certificates were received in August 2009. No assurance can be given that such trademark protection will provide substantial protection from competition. Vystar realizes that the market for Vytex NRL is an industrialized world concern; therefore, Vystar is committed to aggressively challenging any infringements of its patents and trademarks.

Mr. Honeycutt and William Doyle, Chairman, President and CEO of the Company, have spoken on the Company's Vytex NRL product and its potential at a number of industry conferences, including: the International Latex Conference, in Charlotte, North Carolina (July 2005); Latex 2006, in Frankfurt, Germany (January 2006); Malaysian Rubber Glove Manufacturers Association's (MARGMA) 3 rd International Rubber Glove Conference in Kuala Lumpur, Malaysia (September 2006) and Latex 2008 in Madrid, Spain (January 2008), where their fourth technical paper was presented. In July, 2008, a fifth technical paper was presented by the Company’s Technical Advisor, Mark Swanson, at the International Latex Conference in Cleveland, Ohio.  Mark Swanson presented his second paper for Vystar at the International Latex Conference in July 2009 and William Doyle presented the same paper to the Kanto Branch of the Japan Rubber Association in October 2009.

The Company has also exhibited at the world's largest medical technology and equipment tradeshow at the MEDICA conference in Dusseldorf, Germany in November 2007 and 2008 as part of the State of Georgia Department of Economic Development group of companies. The Company has generated significant commercial interest in Vytex NRL in several arenas resulting from attendance at this important global conference and is scheduled to exhibit at MEDCA in November 2009.

Risks Factors

We are a development stage company and have generated only limited revenues to date. You should carefully consider the risks described under the “Risk Factors” section and elsewhere in this prospectus. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could result in a partial or total loss of your investment.

Our Corporate Information

Our principal executive offices are located at 3235 Satellite Boulevard, Building 400, Suite 290, Duluth, Georgia 30096, and our telephone number is 770-965-0383. Our website address is www.vytex.com.

The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Unless the context otherwise requires, we use the terms “Vystar,” “our company,” “we,” “us” and “our” in this prospectus to refer to Vystar Corporation, and its predecessor, Vystar LLC.

THE OFFERING

Common Stock to be sold by the Selling Shareholders	Up to 4,803,338 shares

Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders

Common Stock to be Outstanding after this Offering	12,787,274 shares

Risk Factors	You should read the “Risk Factors” section of this prospectus. beginning at page 4.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of September  30, 2009, and excludes:

	7,698,409 shares of common stock issuable upon exercise of stock options and warrants outstanding as of September 30, 2009 at a weighted average exercise price of $1.15 per share; and
	An additional 4,825,000 shares of common stock reserved for future issuance under our equity compensation plans as of September 30, 2009.

SUMMARY FINANCIAL DATA

The following tables summarize the financial data for our business as of and for the periods presented. You should read this information together with the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31			Six Months Ended June 30
Statement of Operations Data:	2006	2007	2008	2009	2008
	(in thousands, except per share data)

Net sales	$-	$-	$-	$3	$-

General and administrative (1)	759	703	2,721	961	1,788
Research and development (1)	305	428	403	128	291
Depreciation and amortization	8	9	1,538	23	1,505
Total costs and expenses	1,072	1,140	4,662	1,112	3,584

Operating loss	(1,072)	(1,140)	(4,662)	(1,109)	(3,584)

Interest income (expense), net	(1)	20	22	10	6
Recovery (provision) for note receivable from related party	-	(120)	-	30	-
Loss on disposal of assets	(13)	-	-	-	-
Net loss	$(1,086)	$(1,240)	$(4,640)	$(1,069)	$(3,578)

Basic and Diluted Loss per Share	$(0.08)	$(0.09)	$(0.45)	$(0.09)	$(0.31)

Basic and Diluted Weighted Average Number of Common Shares Outstanding	13,185	14,495	10,319	12,166	11,422

(1) Includes stock-based compensation expense

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. As a result, you may lose all or part of your investment. Before deciding whether to invest in our common stock you should also refer to the other information contained in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

We have had very limited revenues in our history.

We have had very limited revenues in our history. While we anticipate that additional revenues will be generated during  the fourth quarter of 2009, such revenues, if any, will not be sufficient for the Company to become profitable. We expect to make significant future expenditures to develop and expand our business. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability, and we may incur significant losses for the foreseeable future.

Vystar is a development stage company.

Vystar is a development stage company with limited operating experience. Vystar is in the early stages of implementing a business plan which is new to Vystar, its directors, officers and employees. The financial success of Vystar and the ultimate value, if any, of our common stock will be dependent upon the soundness of this business concept and the ability of management of the Company to successfully and profitably execute that concept.

The lack of an operations history eliminates your ability to use standard methods of company valuation, such as price/earnings ratio analysis or present value of cash flows analysis, to appropriately value the Company and an investment therein. The value of your investment in the common stock will significantly decline, or even become worthless, if our business is not successful.

Operating results could fluctuate and differ considerably from our financial forecasts.

Our business model is based on assumptions derived from (i) the experience of the principals of the Company, and (ii) third party market information and analysis. There are no assurances that these assumptions will prove to be valid for our future operations or plans.

Our operating results may fluctuate significantly as a result of a variety of factors, including:

	Acceptance by manufacturers of the Vytex Natural Rubber Latex technology;

	Our ability to achieve and sustain profitability;

	Consumer confidence in products manufactured using our Vytex Natural Rubber Latex technology.

Our business is totally dependent on market demand for, and acceptance of, the Vytex Natural Rubber Latex process.

We expect to derive most of our revenue from the sales of our Vytex Natural Rubber Latex raw material to various manufacturers of rubber and rubber end products using NRL and/or their distributors. We will pay natural rubber latex processors a fee for the service of manufacturing and creating Vytex NRL for us under our toll manufacturing agreement. Conversely, Vystar will collect a fee under the licensing model. Our Vytex NRL product is new and operates within broad, diverse and rapidly changing markets. As a result, widespread acceptance and use of product is critical to our future growth and success. If the market for our product fails to grow or grows more slowly than we currently anticipate, demand for our product could be negatively affected.

Our ability to generate significant revenues is substantially depend upon the willingness of consumers to make discretionary purchases and the willingness of manufacturers to utilize capital for research and development and the retooling of their manufacturing process, both of which are impacted by the state of the economy.

The current state of the world economy has and likely will in the future impact upon our ability to increase revenues.  Certain of the products that we anticipate will be manufactured with our Vystar NRL process, such as mattresses and sponge products, are considered discretionary consumer purchases which decline during economic downturns.  Additionally, certain manufacturers who might otherwise utilize the Vytex NRL process in the manufacturing of products with NRL have determined not to expend capital to complete the research of the Vytex NRL process or to retool their manufacturing process because of the general downturn in the economy.  While we are beginning to see signs that the economy is improving and manufacturers are becoming more willing to consider the use of the Vytex NRL process, the state of the economy has delayed our generation of significant revenue and will likely continue to impact our revenues in the future.

Assertions by a third party that our process infringes its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses.

There is frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly visible as an operating company, the possibility of intellectual property rights claims against us may grow.

Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management attention and financial resources. An adverse determination also could prevent us from offering our process, require us to pay damages, require us to obtain a license or require that we stop using technology found to be in violation of a third party’s rights or procure or develop substitute services that do not infringe, which could require significant resources and expenses.

The market in which we will participate is competitive and if we do not compete effectively, our operating results may be harmed.

The markets for our product are competitive and rapidly changing. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our services to achieve or maintain widespread market acceptance.

While early interest was strong in a new innovative product in the natural rubber latex industry, pricing and regulatory approvals remain a key selling factor especially in the exam glove arena. There is no manufacturer signed to date that has accepted Vytex NRL into its product mix.

While Vytex NRL has received 510(k) clearance from the FDA for condoms and exam gloves, there is no assurance that future applications will be cleared.

In order for Vytex to be used in medical device applications, the manufacturer of the end product must submit an application to the FDA.  If the device is classified by the FDA as Class II (i.e., condoms, surgical gloves, and most non-cardiac and non-renal/dialysis catheters) and in some cases Class I (i.e., exam gloves), a 510(k) application must be filed with the FDA seeking clearance to market the device based on the fact that there is at least one other predicate or similar device already marketed.  If the product is classified as a class III product (i.e., most cardiac and renal/dialysis catheters, certain adhesives and other in vivo devices), or is otherwise a new device with no predicate on the market already, then the manufacturer of the end product must submit a Pre-Market Approval (“PMA”) application seeking approval by the FDA to market the device.  The PMA approval process is much more in depth and lengthy and requires a greater degree of clinical data and FDA review than does a 510(k) clearance process.

Since Vytex is a raw material and not an end-product, Vystar is not the entity that files with the FDA for any clearance or approval to market a device.  Instead, the end-product manufacturers who will be selling and marketing the device(s) must submit applications and seek the FDA clearance or approval depending upon the device classification.  Vystar’s role in this process is only as a background support to the manufacturers to supply information and any technical or test data regarding the Vytex raw material if and to the extent needed.

An American manufacturer of condoms and exam gloves has been engaged in production work and has completed required testing and received FDA clearance for using Vytex NRL in their condom and exam glove lines. Notwithstanding such approvals, we have no assurance that future products will provide acceptable test results and even if they do, there is no certainty that the FDA will approve the applications.

Vystar may seek to have lower protein claims than what is currently on the market today for exam gloves, and may ultimately seek to have latex warnings removed from or modified on all FDA-regulated products, but it cannot guarantee that either of such actions will be approved by the FDA.

The FDA scrutinizes heavily any and all claims categorizing the protein levels and other claims of a NRL product. Currently, the FDA has allowed claims only stating the level of less than 50 micrograms/gram of total extractable proteins pursuant to only one of two FDA-recognized standards on exam or surgical gloves. Vystar intends to claim protein levels pursuant to both of the two FDA-recognized standards, which will result in claiming the lowest level of antigenic proteins for a Hevea NRL product currently on the market. Although the FDA has cleared such claims on the condom using Vytex NRL, the FDA rejected those claims for the exam glove. There is no guarantee that the FDA will ultimately or ever allow these claims on an exam glove.

Additionally, for many years, the FDA has required warnings on products containing latex due to the latex allergy issue that exists. Vystar plans on petitioning the FDA to have that label removed from or modified on products manufactured with Vytex NRL, by filing a Citizen’s Petition. Such Petition is likely to require clinical test results indicating acceptable allergic reactions associated with Vytex NRL. There are no assurances that the FDA will grant that request.

Manufacturers are implementing trials of Vytex NRL in their facilities but final data are not yet available from all these manufacturers on its viability for their particular environments.

Samples of Vytex NRL have been made available to several natural rubber latex and latex substitute end product manufacturers. Since the completion of the Vytex NRL Standard Operating Procedures (SOPs), Vystar has toll manufactured several one-tonne production runs at Revertex Malaysia. Manufacturers that have signed a sampling agreement with us have been provided with samples of Vytex NRL for validating its use in their manufacturing processes. To date, only a small number of manufacturers have completed those runs so feedback is minimal at this point. Although most feedback received to date is positive, there is no assurance that such feedback will continue to be satisfactory.

Risks Related to the Ownership of Our Common Stock.

If we do not raise additional capital, our capital could be depleted in as short as six months or as long as twelve months from the date of this prospectus, as supplemented.

Our business does not presently generate the cash needed to finance our current and anticipated operations. We believe we have raised sufficient capital which, together with projected revenues, will finance our operations for the next six (6) months.  If our currently outstanding warrants from our last private placement are exercised at a rate consistent with the exercise of warrants from prior offerings, we will have sufficient capital to finance our operations for the next twelve (12) months.  If either our projected revenues or our projected warrant exercises are significantly below our projections, our capital could be depleted in less than six (6) months.

The offering price of the common stock and warrants in our current  private offering was set arbitrarily.

The offering price of $2.00 per share and accompanying warrants in our current private offering was set arbitrarily and there should be no implication from such pricing that the common stock now has or ever will have a market value of $2.00 per share or that such stock could ever be sold for $2.00 per share or at any price. Earlier offerings of our common stock were at prices from $1.00 to $2.00 per share of common stock, together with warrants to purchase shares of our common stock at exercise prices of between $.50 and $1.00 per share.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our services could reduce our ability to compete successfully.

 If needed, we may not be able to obtain additional financing on favorable terms, if at all. If we raise additional equity financing through the current private offering or otherwise, our shareholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	continue to expand our sales and marketing organizations;

•	expand our operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

There is no assurance that any significant public market for our shares of common stock will develop.

While our shares of common stock have been approved for trading on the OTC Bulletin Board under the symbol “VYST,” there is no assurance that there will be any significant public market for our common stock in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements about our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to commercialize and market our services;

•	our financial performance;

•	the potential benefits of collaboration agreements and our ability to enter into selective collaboration arrangements;

•	our ability to quickly and efficiently identify and develop new products and markets for our Vytex NRL;

•	our ability to establish and maintain intellectual property rights; and

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section of this prospectus, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

In this prospectus, we rely on and refer to information and statistics regarding the industries and the markets in which we intend to compete. We obtained this information and these statistics from various third-party sources and where appropriate have indicated such sources. We believe that these sources and the estimates contained therein are reliable. Such information involves risks and uncertainties and is subject to change based on various factors, including those discussed in the “Risk Factors” section of this prospectus.

USE OF PROCEEDS

Vystar will not receive any proceeds from the sale of common stock by the selling shareholders.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. We currently intend to retain any future earnings to finance our research and development efforts, the development of our proprietary technologies and the expansion of our business. We do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2009 on an actual basis. You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

Actual
September 30, 2009
(unaudited)

Cash	$720,987

Total long-term debt, including current portion	$-

Stockholders' equity
Preferred stock, $0.0001 par value, 15,000,000 shares authorized; none issued and outstanding
Common stock, $0.0001 par value, 50,000,000 shares authorized; 12,787,274 issued and outstanding	1,279
Additional paid-in capital	11,467,619
Deferred compensation	(122,250)
Stock subscription receivable	(31,000)
Deficit accumulated during development stage	(10,320,639)
Total stockholders' equity	995,009
Total capitalization	$995,009

The table above does not include:

•	7,698,409 shares of common stock issuable upon exercise of stock options and warrants outstanding as of September 30, 2009 at a weighted average exercise price of $1.15 per share; and

•	an additional 4,825,000 shares of common stock reserved for future issuance under our equity compensation plans as of September 30, 2009.

We have 15,000,000 authorized shares of preferred stock, none of which have been issued.

DILUTION

Since the resale of shares by the selling shareholders will not result in proceeds being paid to Vystar, our net tangible book value per share will not be affected by the offering.

SELLING SHAREHOLDERS

This prospectus covers shares that were acquired from Vystar in private transactions exempt from registration under the Securities Act from 2003 to 2008 by the selling shareholders. Included in such selling shareholders are Travis Honeycutt, the founder of the Company and his wife, Margaret Honeycutt. Mr. Honeycutt has retired from active involvement in the management of Vystar as a result of personal health issues. At his request, the Company has agreed to register a portion of the shares of common stock that he has owned since Vystar’s inception for resale. In connection with estate and gift planning, Mr. Honeycutt transferred approximately fifty (50%) percent of his shares of Vystar common stock to his wife, Margaret Honeycutt, in October 2008. Also included in such selling shareholders are Glen Smotherman, a founder, and Universal Capital Management, Inc., which provided services to the Company.   Other selling shareholders acquired their shares in three private placements. In a private placement that began in November 2004 and ended January 2005, the Company issued 770,000 shares of common stock at $1.00 per share for gross proceeds of $770,000 (the "first private placement"). In a private placement that began in January 2005 and ended in January 2008, the Company issued 2,221,306 shares of common stock at $1.50 per share for gross proceeds of $3,331,959. Additionally, in connection with such private placement, the Company issued 1,308,965 warrants to purchase our common stock at $.50 per share, 1,198,066 of which were subsequently exercised for gross proceeds of $599,033 (collectively, the "second private placement"). In a private placement that began in May 2008 and ended in May 2009, the Company issued 1,477,000 shares of common stock at $2.00 per share for gross proceeds of $2,954,000. Additionally, in connection with such private placement, the Company issued 738,500 warrants to purchase our common stock at $1.00 per share, 17,500 of which have been exercised for gross proceeds of $17,500. With respect to this last private placement, only shares acquired on or before October 31, 2008, are registered for resale in the registration statement of which this prospectus is a part of (the "third private placement").

The following table presents information regarding the selling shareholders. The table includes:

•	Name.

•	The nature of any material relationship within the last three years between each of the selling shareholders, and Vystar.

•	The number of shares of our common stock beneficially owned by each of the selling shareholders prior to this offering.

•	The number of shares of our common stock offered hereunder by each of the selling shareholders, as well as a description of the method of purchase of such shares by the selling shareholders.

•
The number and percent of shares of our common stock beneficially owned by each of the selling shareholders after the offering is complete. This calculation assumes that all shares are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling shareholders prior to the termination of this offering.

Each of the selling shareholders is offering for sale with this prospectus up to the number of shares listed below subject to the limitations described in the section of this prospectus entitled "Plan of Distribution." Except as noted below, n one of the selling shareholders are parties to any agreements with respect to the issuance, resale, registration or similar rights of their shares.  All of such selling shareholders, other than Mr. and Mrs. Honeycutt, Mr. Smotherman and Universal Capital Management, Inc. acquired their shares in one or more of the previous private placements by the Company pursuant to subscription agreements which are exhibits to the registration statement of which this prospectus is a part.  The issuance of such shares to the selling shareholders resulted in aggregate proceeds to the Company of $3,565,202.

Name	Shares of common stock Beneficially Owned Before the Offering	Shares of common stock Registered in this Offering	Footnote	Shares of common stock Owned After Offering	Percentage of Outstanding common stock Beneficially Owned After the Offering (1)
Ansari, Irfan	30,000	30,000	(2)	0	*
Arlene Florence James Trust	5,000	5,000	(3)	0	*
Atkinson, John M.	10,000	10,000	(4)	0	*
Bowery Partners LLC	106,000	106,000	(5)	0	*
Braun and Gray Holdings LLC	25,000	25,000	(6)	0	*
Canyon Group, LLC	40,000	40,000	(7)	0	*
Carrus, Janet	100,000	100,000	(8)	0	*
Chambers, Jennifer	6,670	6,670	(9)	0	*
Cloud, Ann Marie	4,000	4,000	(10)	0	*
Davidson, Eugene D.	20,000	20,000	(11)	0	*
Davis, Timothy E.	65,000	40,000	(12)	25,000	0.20%
DeKeyser, Kelly J.	40,000	40,000	(13)	0	*
Dodd, Mark Alan	14,000	14,000	(14)	0	*
Donoho, Lanny Alan	20,000	20,000	(15)	0	*
Duffin, Richard W. and Emily R.	40,000	40,000	(16)	0	*
Edwards, John A.	31,668	31,668	(17)	0	*
Edwards, John H. and Francyann	20,000	20,000	(18)	0	*
Fiman, Byron G.	12,500	12,500	(19)	0	*
Flickinger, Eric	16,668	16,668	(20)	0	*
Flickinger, Marc W.	10,666	10,666	(21)	0	*
Franks, Mitchell D.	30,000	30,000	(22)	0	*

Gagliano, Arlene	3,333	3,333	(23)	0	*
Gebhart, Brenda S. and Carl	100,000	100,000	(24)	0	*
Gebhart, Lauri	275,000	250,000	(25)	25,000	0.20%
Graivier, Miles	6,700	6,700	(26)	0	*
Gray, Danielle M.	25,000	25,000	(27)	0	*
Griffin, William A.	6,000	6,000	(28)	0	*
Hall, Elizabeth M.	30,000	30,000	(29)	0	*
Harari, Guy	40,000	40,000	(30)	0	*
Harrison, H. Robert	16,000	16,000	(31)	0	*
Hartman, Robert E.	666	666	(32)	0	*
Hibey, Mary-Ellen	37,500	25,000	(33)	12,500	0.10%
Hobbs, Philip Gary and Patricia Karen	30,000	30,000	(34)	0	*
Holey, Scott and Dawn	40,000	40,000	(35)	0	*
Honeycutt, Margaret S.	2,497,000	700,000	(36)	1,797,000	14.05%
Honeycutt, Travis W.	2,497,000	700,000	(37)	1,797,000	14.05%
James, Stephen B.	38,334	38,334	(38)	0	*
James, Stephen B. and Janice M.	20,000	20,000	(39)	0	*
Kevin F. & Anne F. Spalding Family Trust Dated 7/3/93	30,000	30,000	(40)	0	*
Knapp, William S.	110,000	110,000	(41)	0	*
Massey, Joe B.	20,000	20,000	(42)	0	*
Masters, William L.	67,500	67,500	(43)	0	*
McCoy, Kiara S.	22,000	22,000	(44)	0	*
McEntire, Jan B.	14,000	14,000	(45)	0	*
Meyer, Raymond F.	75,000	75,000	(46)	0	*
Osborn, Keith D.	332,000	300,000	(47)	32,000	0.25%
Patel, Dinesh	6,666	6,666	(48)	0	*
Patel, Dinesh & Sima	6,666	6,634	(49)	32	0.00%
Patton, Timothy Ray and Maureen T.	25,000	25,000	(50)	0	*
Patton, Timothy Ryan	10,000	10,000	(51)	0	*
Phineas Enterprises, LP	35,000	20,000	(52)	15,000	0.12%
Raymond, Joseph R.	40,000	40,000	(53)	0	*
Rieke, Alexander B.	4,000	4,000	(54)	0	*
Risner, F. Reed	35,000	35,000	(55)	0	*
Risner, F. Reed and Mildred E.	50,000	50,000	(56)	0	*
Root, Barry C.	12,500	12,500	(57)	0	*
Saunders, Jonathan N.	50,000	50,000	(58)	0	*
Schwartz, Fred J.	12,500	12,500	(59)	0	*
Scott, Mitchell S.	30,000	30,000	(60)	0	*
Shadetree Investment Group, LLC	86,667	86,667	(61)	0	*
Shapiro, Philip J. and Janet R.	50,000	50,000	(62)	0	*
Sisung, Brian	34,330	34,330	(63)	0	*
Smotherman, Glen W.	1,000,000	250,000	(64)	750,000	5.87%
Somerville, Robert D.	50,000	25,000	(65)	25,000	0.20
Spalding, Arthur F.	20,000	20,000	(66)	0	*
Steinberg, David Lewis	32,500	10,000	(67)	22,500	0.18%
Steven and Kaye Yost Family Trust Dated 2/7/92	20,000	20,000	(68)	0	*
Stowe, J. Ronald	10,000	10,000	(69)	0	*
Tomaras, Christopher R.	20,000	20,000	(70)	0	*
Troutman, Bruce J.	6,670	6,670	(71)	0	*
Universal Capital Management, Inc.	400,000	400,000	(72)	0	*
Varel, Ed	10,000	10,000	(73)	0	*
Verska, Thomas E. and Agnes E.	90,000	85,000	(74)	5,000	0.04%

Walker, Daniel E.	12,000	12,000	(75)	0	*
Walker, Denise Z.	22,000	22,000	(76)	0	*
Weil, Richard	12,500	12,500	(77)	0	*
White, Benjamin	80,000	80,000	(78)	0	*
Wolfe, Derek	58,166	20,166	(79)	38,000	0.30%
Yeoham, Paul	50,000	25,000	(80)	25,000	0.20%
Yost Financial Consultants, Inc. Profit Sharing Plan	25,000	10,000	(81)	15,000	0.12%

TOTAL:	9,387,370	4,803,338		4,584,532

(1)	Based on 12,787,274 shares outstanding on September 30, 2009.

(2)	Shares acquired in first private placement and second private placement.

(3)
Shares acquired in second private placement. Arlene F. James is the beneficial owner of the Arlene Florence James Trust and is deemed to have voting and dispositive power of the shares held by this selling shareholder.

(4)	Shares acquired in first private placement.

(5)	Shares acquired in second private placement. Robert Delman is the Partner of Bowery Partners, LLC and is deemed to have voting and dispositive power of the shares held by this selling shareholder.

(6)
Shares acquired in first private placement. Danielle Marie Gray is the Managing Member of Braun and Gray Holdings, LLC and is deemed to have voting and dispositive power of the shares held by this selling shareholder.

(7)	Shares acquired in second private placement. James Cooke is the manager of Canyon Group, LLC and is deemed to have voting and dispositive power of the shares held by this selling shareholder.

(8)	Shares acquired in third private placement.

(9)	Shares acquired in second private placement.

(10)	Shares acquired in second private placement.

(11)	Shares acquired in third private placement.

(12)	Shares acquired in second private placement.

(13)	Shares acquired in second private placement.

(14)	Shares acquired in second private placement.

(15)	Shares acquired in second private placement.

(16)	Shares acquired in second private placement.

(17)	Shares acquired in second private placement.

(18)	Shares acquired in third private placement.

(19)	Shares acquired in first private placement.

(20)	Shares acquired in second private placement.

(21)	Shares acquired in second private placement.

(22)	Shares acquired in third private placement.

(23)	Shares acquired in second private placement.

(24)	Shares acquired in second private placement.

(25)	200,000 shares acquired in second private placement and 50,000 shares acquired in third private placement.

(26)	Shares acquired in second private placement.

(27)	Shares acquired in first private placement.

(28)	Shares transferred from Travis Honeycutt.

(29)	25,000 shares acquired in first private placement and 5,000 shares acquired in third private placement.

(30)	Shares acquired in second private placement.

(31)	Shares acquired in second private placement.

(32)	Shares acquired in second private placement.

(33)	Shares acquired in third private placement.

(34)	Shares acquired in first private placement.

(35)	Shares acquired in second private placement.

(36)	Margaret Honeycutt is the wife of Mr. Honeycutt. She has never had any relationship with the Company.

(37)	Travis Honeycutt is the founder of the Company. He was a director, Chairman of the Board and Chief Executive Officer of the company from organization to March 2008.

(38)	Shares acquired in second private placement.

(39)	Shares acquired in third private placement.

(40)
Shares acquired in second private placement. Kevin F. Spalding and Anne F. Spalding are the beneficiaries of the Kevin F. & Anne F. Spalding Family Trust Dated 7/3/93 and are deemed to have voting and dispositive power of the shares held by this selling shareholder.

(41)	100,000 shares acquired in second private placement and 10,000 shares acquired in third private placement.

(42)	Shares acquired in second private placement.

(43)	Shares acquired in third private placement.

(44)	Shares acquired in first private placement.

(45)	Shares acquired in second private placement.

(46)	Shares acquired in first private placement.

(47)	Shares acquired in second private placement.

(48)	Shares acquired in second private placement.

(49)	Shares acquired in second private placement.

(50)	Shares acquired in first private placement.

(51)	Shares acquired in third private placement.

(52)
Shares acquired in third private placement. Joel E. Berenson is the President of Phineas, Inc., which is the General Partner of Phineas Enterprises, LP and is deemed to have voting and dispositive power of the shares held by this selling shareholder.

(53)	Shares acquired in second private placement.

(54)	Shares acquired in second private placement.

(55)	25,000 shares acquired in first private placement and 10,000 shares acquired in second private placement.

(56)	15,000 shares acquired in first private placement and 35,000 shares acquired in second private placement.

(57)	Shares acquired in third private placement.

(58)	Shares acquired in third private placement.

(59)	Shares acquired in second private placement.

(60)	Shares acquired in second private placement.

(61)
80,000 shares acquired in first private placement and 6,667 shares acquired in second private placement. Miles H. Marks is the Managing Member of Shadetree Investment Group, LLC and is deemed to have voting and dispositive power of the shares held by this selling shareholder.

(62)	Shares acquired in third private placement.

(63)	Shares acquired in second private placement.

(64)
Mr. Smotherman is a co-founder and former Chief Financial Officer of the Company, and received his shares of common stock upon the founding of the Company. Mr. Smotherman and the Company have entered into a Lockup Agreement with respect to the resale by Mr. Smotherman of the 750,000 shares of common stock owned by him other than the 250,000 shares registered for resale in the registration statement of which this prospectus is a part. Pursuant to such agreement, Mr. Smotherman will be restricted from selling shares of his common stock except as follows:  Any sales of Company common stock in one (1) business day that do not exceed 10,000 shares in the aggregate; provided, however, that in no event shall aggregate sales in any ninety (90) day period beginning on the effective date of the registration statement of which this prospectus is a part, and ending 270 calendar days from such date exceed 126,500 shares of Company common stock. Notwithstanding the foregoing, the parties agreed that there will be no such quantity restrictions on the resale by Mr. Smotherman of up to 250,000 shares of Company common stock pursuant to such registration statement.

(65)	Shares acquired in third private placement.

(66)	Shares acquired in third private placement.

(67)	Shares acquired in third private placement.

(68)
10,000 shares acquired in second private placement and 10,000 shares acquired in third private placement. Steven A. Yost is the Trustee of Steven and Kaye Yost Family Trust Dated 2/7/92 and is deemed to have voting and dispositive power of the shares held by this selling shareholder.

(69)	Shares acquired in first private placement.

(70)	Shares acquired in second private placement.

(71)	Shares acquired in second private placement.

(72)
Universal Capital Management, Inc. received its shares upon exercise of warrants to purchase common stock received for services provided to the Company. Michael Queen is the CEO of Universal Capital Management, Inc., a public company, and is deemed to have voting and dispositive power of the shares held by this selling shareholder.

(73)	Shares acquired in second private placement.

(74)	70,000 shares acquired in second private placement and 15,000 shares acquired in third private placement.

(75)	Shares acquired in second private placement.

(76)	Shares acquired in second private placement.

(77)	Shares acquired in first private placement.

(78)	60,000 shares acquired in second private placement and 20,000 shares acquired in third private placement.

(79)	17,666 shares acquired in second private placement and 2,500 shares acquired in third private placement.

(80)	Shares acquired in third private placement.

(81)
Shares acquired in second private placement. Steven A. Yost is the Trustee of Yost Financial Consultants, Inc. Profit Sharing Plan and is deemed to have voting and dispositive power of the shares held by this selling shareholder.

PLAN OF DISTRIBUTION

We are registering the resale of the shares on behalf of the selling shareholders described above. All of such shares will be offered at an initial offering price of $2.00 per share until a market for our shares develops or such shares of common stock are quoted on the OTC Bulletin Board, with sales thereafter occurring at market prices.  Such price was determined solely on the basis of the last price at which the Company’s common stock was sold privately. With respect to those shareholders, we will keep this prospectus effective until the earlier of (i) one year from the effective date of the registration statement of which this prospectus is a part, or (ii) such time that all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. As used in this prospectus, the term "selling shareholders" includes the pledgees, donees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling shareholders as a gift, pledge, partnership distribution or other non-sale related transfer. The selling shareholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by them. If we are notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling shareholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling shareholders.

UNITED STATES TAX CONSIDERATIONS

The following discussion summarizes material U.S. federal income tax consequences to a United States person who acquires our common stock in the sale by the selling shareholders. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated or proposed thereunder, administrative pronouncements of the Internal Revenue Service (the "IRS") and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly retroactively. There can be no assurance that the IRS will not take a view contrary to that set forth herein that may be upheld by a court. No ruling from the IRS or opinion of counsel has been or will be sought as to any of the matters discussed below.

This summary applies only to an investor who holds our common stock as a capital asset within the meaning of section 1221 of the Code. It does not purport to address all tax consequences that may be relevant to any particular investor or to an investor subject to special tax rules, including certain types of persons subject to special treatment under the Code, including insurance companies, tax-exempt organizations, financial institutions, dealers in securities or foreign currencies, persons holding the Notes as part of a hedging or constructive sale transaction, straddle, conversion transaction or other integrated transaction, persons that have a functional currency other than the U.S. dollar, investors in pass-through entities or arrangements, and persons who are not citizens or residents of the United States or that are foreign corporations, foreign partnerships or foreign estates or trusts. In addition, the discussion does not address any aspect of state, local or foreign taxation or other federal taxes.

EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT HIS TAX ADVISER CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO HIM OF ACQUIRING, OWNING AND DISPOSING OF A COMMON SHARE, AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME TAX LAWS AND OTHER TAX LAWS.

Purchase From Selling Shareholders

A prospective investor who purchases our common stock in the sale by the selling shareholders will have an initial tax basis in our common stock equal to the purchase price paid for that stock. The investor’s holding period for that common stock will begin on the day after the date of purchase.

Distribution on our Common Stock

If we were to pay a distribution on our common stock, that distribution would constitute a dividend, taxable as ordinary income, to the extent the distribution is treated as paid out of our current or accumulated earnings and profits (as computed for federal income tax purposes). To the extent the distribution is not treated as paid out of our current or accumulated earnings and profits, it will be treated as a non-taxable return (and reduction) of basis in our common stock, to the extent thereof, and if and to the extent the amount of the distribution exceeds earnings and profits and basis, it will be treated as gain from the sale of our common stock. Dividends received by a corporation are generally eligible for the dividends received deduction, subject to limitations, including the limitations under section 1059 of the Code relating to extraordinary dividends.

Subsequent Disposition of our Common Stock

Upon a subsequent sale or other taxable disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the common stock. That gain or loss generally will be long-term capital gain or loss if the common stock was held for more than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

You may be subject to backup withholding at the rate of 28% of the dividends you receive on our common stock or on the proceeds from a sale or other taxable disposition of our common stock unless (a) you are a corporation or other exempt recipient or (b) you provide, when required, your taxpayer identification number to the payer, certify that you are not subject to backup withholding and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax; any amount so withheld is creditable against your federal income tax liability or is refundable, provided you furnish the required information to the IRS.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statements of operations data for the years ended December 31, 2007 and 2008 and the balance sheet data as of December 31, 2007 and 2008 from our audited financial statements included elsewhere in this prospectus. We have derived the statement of operations data for the years ended December 31, 2004 and 2005 and the balance sheet data as of December 31, 2004, 2005 and 2006 from our unaudited financial statements not included in this prospectus. We have derived the statements of operation data for the six months ended June 30, 2009 and the balance sheet data as of June 30, 2009 from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements for the six months ended June 30, 2009 have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of this data in all material respects. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	Year Ended December 31					For the Six Months Ended
($ in thousands)	2004	2005	2006	2007	2008	June 30, 2009

Net sales	$-	$-	$-	$-	$-	$3

General and administrative	155	657	759	703	2,721	961
Research and development	345	604	305	428	403	128
Depreciation and amortization	-	5	8	9	1,538	23
Total costs and expenses	500	1,266	1,072	1,140	4,662	1,112

Operating loss	(500)	(1,266)	(1,072)	(1,140)	(4,662)	(1,109)

Interest income (expense), net	-	-	(1)	20	22	10
Recovery (provision) for note receivable from related party	-	-	-	(120)	-	30
Loss on disposal of assets	-	-	(13)	-	-	-
Net loss	$(500)	$(1,266)	$(1,086)	$(1,240)	$(4,640)	$(1,069)

	December 31					June 30
	2004	2005	2006	2007	2008	2009	2008
Balance Sheet Data:
Cash	$353	$30	$420	$573	$957	$1,344	$799
Total current assets	353	35	436	651	1,813	1,543	1,485
Total liabilities	236	232	279	220	253	306	330
Total shareholders' equity	117	130	457	575	1,683	1,357	1,301
Working capital (deficiency)	353	(180)	175	447	1,573	1,248	1,206

Condensed Statement of Operations Data:

				February 2, 2000 (inception) through June 30, 2009
			Six Months
	Year Ended December 31,		Ended June 30,
	2007	2008	2009
Net sales	$-	$-	$3	$3
Total operating expenses	1,140	4,662	1,112	9,786
Loss from operations	(1,140)	(4,662)	(1,109)	(9,783)
Interest income	20	22	10	53
Recovery (provision) for note receivable from related party	(120)	-	30	(90)
Loss on disposal of assets	-	-	-	(13)
Interest expense	-	-	-	(3)
Net loss	$(1,240)	$(4,640)	$(1,069)	$(9,836)

Net loss per share, basic and diluted	$(0.09)	$(0.40)	$(0.09)

	December 31	December 31	June 30
	2007	2008	2009
Condensed Balance Sheet Data:
Total current assets	$651	$1,813	$1,344
Total assets	794	1,935	1,663
Total current liabilities	204	240	295
Total stockholders' equity	575	1,683	1,357

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this prospectus.  The following discussion contains forward-looking statements.  Our actual results may differ significantly from those projected in the forward-looking statements.  Factors that may cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.

OVERVIEW

General

Vystar LLC, the predecessor to the Company, was formed February 2, 2000, as a Georgia limited liability company by Travis W. Honeycutt. The Company’s operations under the LLC entity were focused substantially on the research, development and testing of the Vytex® Natural Rubber Latex ("NRL") process, as well as attaining intellectual property rights. In 2003, the Company reorganized as Vystar Corporation, a Georgia Corporation, at which time all assets and liabilities of the limited liability company became assets and liabilities of Vystar Corporation, including all intellectual property rights, patents and trademarks.

We are the creator and exclusive owner of the innovative technology to produce NRL. This technology reduces antigenic protein in natural rubber latex products to virtually undetectable levels in both liquid NRL and finished latex products.  Vystar has  introduced Vytex NRL, our new “low protein” natural rubber latex, throughout the worldwide marketplace that uses NRL or latex substitutes as a component of manufactured products.  Natural rubber latex is used in an extensive range of products including balloons, textiles, footwear and clothing (threads), adhesives, foams, furniture, carpet, paints, coatings, protective equipment, sporting equipment, and especially health care products such as condoms, surgical and exam gloves. We plan to produce Vytex through toll manufacturing and licensing agreements and have started introducing Vytex NRL into the supply channels with aggressive, targeted marketing campaigns directed to the end users.

We are a developmental stage company whose primary activities since inception have been devoted to the development of NRL as well as raising capital to support those efforts, but our focus is changing to developing the market for NRL and beginning operations.  As we move from a development stage company to a product vendor, we expect that our financial condition and results of operations will undergo substantial change. In particular, we expect to record both revenue and expense from product sales and to incur increased costs for sales and marketing expenses. Accordingly, the financial condition and results of operations reflected in our historical financial statements are not expected to be indicative of our future financial condition and results of operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on the accompanying financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. As such, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. Our management reviews its estimates on an on-going basis. We base our estimates and assumptions on historical experience, knowledge of current conditions and our understanding of what we believe to be reasonable that might occur in the future considering available information. Actual results may differ from these estimates, and material effects on our operating results and financial position may result.

We believe the following critical accounting policy affects our more significant judgments and estimates used in the preparation of our financial statements.

Non Cash Compensation Expense - On January 1, 2006, Vystar adopted SFAS No. 123(R), Share Based Payment. SFAS No. 123(R) requires all share-based payments, including grants of employee stock options and warrants, to be recognized in the financial statements based on their fair values.

We compute the value of awards granted by utilizing the Black-Scholes valuation model based upon their expected lives, expected volatility, expected dividend yield, and the risk-free interest rate. The value of the awards are then straight-line expensed over the service period of the awards.

RESULTS OF OPERATIONS

Comparison of the Three Months Ended June 30, 2009 with the Three Months Ended June 30, 2008

Revenues

We are a development stage company that has yet to commence significant revenue generating operations.

Operating Expenses

Our operating expenses were $562,726 and $998,363 for the three months ended June 30, 2009 and 2008, respectively, for a decrease of $435,637 or 44%. In 2009, $54,190 was recorded for stock-based compensation as well as an additional $4,597 for amortization of deferred compensation.  The deferred compensation expense represents the amortized fair value of warrants issued for future services to non-employees.  This compares with $80,073 for stock-based compensation in 2008 for the same period and $506,040 for amortization of deferred compensation in that period.  The stock-based compensation charges to operations in 2009 and 2008 were primarily for incentive stock options granted under our Incentive Stock Option Plan to executive officers and were made so that their interests would be aligned with those of shareholders, providing incentive to improve Company performance on a long-term basis.  Grants of warrants were also made to third parties for various services rendered to preserve operating capital.

Included in our operating expenses for the three months ended June 30, 2009 was $45,956 for research and development expenses compared to $63,561 for the three months ended June 30, 2008 and $516,770 for general and administrative expenses compared to $934,802 for the same period in 2008.  Without including the effects of the stock-based compensation and amortization of deferred charges discussed above, general and administrative expenses increased $102,756 or 29% compared with 2008 due to legal and accounting fees related to the filing of our initial registration statement as well as increased marketing and public relations expenses as we move toward becoming a product vendor.

Research and development expenses currently consist primarily of compensation for employees and contractors engaged in internal research and product development activities, laboratory operations, and related operating expenses.

General and administrative expenses consist primarily of compensation and support costs for management and administrative staff, and for other general and administrative costs, including executive, accounting and finance, legal, consulting and other operating expenses.

Other Income (Expense)

Other income was $1,912 for the three months ended June 30, 2009, consisting of $2,613 of interest income on cash deposits net of interest expense of $701.  This compares to $2,839 of interest income for the three months ended June 30, 2008.

Net Loss

Net loss was $560,814 and $995,578 for the three months ended June 30, 2009 and 2008, respectively, for a decrease of $434,764, primarily resulting from reduced general and administrative expenses incurred as described above.

Comparison of the Six Months Ended June 30, 2009 with the Six Months Ended June 30, 2008

Revenues

We recognized $2,530 in net sales revenue for the six months ended June 30, 2009; there were no sales during the same period of 2008.  Our operations are continuing to develop and expand in anticipation of commencing significant revenue generation later this year but we are still a development stage company as of June 30, 2009.

Operating Expenses

Our operating expenses were $1,111,226 and $3,583,841 for the six months ended June 30, 2009 and 2008, respectively, for a decrease of $2,472,615 or 69%. In 2009, $140,262 was recorded for stock-based compensation as well as an additional $18,384 for amortization of deferred compensation.  The deferred compensation expense represents the amortized fair value of warrants issued for future services to non-employees.  This compares with $1,467,006 for stock-based compensation in 2008 for the same period and amortization of deferred compensation of $1,499,737.  The stock-based compensation charges to operations in both years were primarily for incentive stock options granted under our Incentive Stock Option Plan to executive officers and independent board members.  They were made so that their interests would be aligned with those of shareholders, providing incentive to improve Company performance on a long-term basis.  Grants of warrants were also made to third parties for various services rendered to preserve operating capital.

Included in our operating expenses for the six months ended June 30, 2009 was $128,093 for research and development expenses compared to $290,615 for the six months ended June 30, 2008 and $983,133 for general and administrative expenses compared to $3,293,226 for the same period in 2008.  With the stock-based compensation and amortization of deferred charges discussed above excluded from the comparison, general and administrative expenses increased $304,246 or 61% during 2009 compared with 2008 due to legal and accounting fees related to filing our initial registration statement as well as our annual audit fees and increased staffing, public relations and marketing expenses as we continue developing our operations.

Research and development expenses currently consist primarily of compensation for employees and contractors engaged in internal research and product development activities, laboratory operations, and related operating expenses.  The reduction in research and development expenses for the six months ended June 30, 2009 from the same period in 2008 resulted primarily from a reduction of $163,757 in stock-based compensation expense for awards to employees and contractors engaged in these activities.

We expect to continue to incur substantial research and development expenses for clinical trials, regulatory submissions, assistance with manufacturing trials, and product enhancements.

General and administrative expenses consist primarily of compensation and support costs for management and administrative staff, and for other general and administrative costs, including executive, accounting and finance, legal, consulting and other operating expenses.

We do not expect general and administrative expenses to increase significantly over our 2008 levels.  While we expect to increase the level of corporate and administrative activity, including increases associated with our operation as a public company, and significantly increase expenditures related to the future production and sales of our products, these increases will be offset by a reduced level of stock-based compensation from what we experienced during 2008.

Other Income (Expense)

Other income was $39,516 for the six months ended June 30, 2009, consisting of $10,236 of interest income on cash deposits, the $30,000 release of a provision for a related party note receivable and interest expense of $720.  This compares to $6,297 of interest income for the six months ended June 30, 2008 reduced by $54 of other expense.

Net Loss

Net loss was $1,069,180 and $3,577,598 for the six months ended June 30, 2009 and 2008, respectively, for a decrease of $2,508,418, primarily resulting from the reduction of stock-based compensation and deferred compensation amortization expenses incurred as described above.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2009, we had $1,344,735 in cash.

Sources and Uses of Cash

For the six months ended June 30, 2009 and 2008, net cash used by operations was $970,443 and $473,541, respectively.  The negative cash flow for the June 30, 2009 period was primarily the result of the $1,069,180 net loss.  This was reduced by several non-cash charges, primarily the stock-based compensation charges of $140,262 and $18,384 for amortization of deferred compensation.  Releasing $30,000 of the provision on a related note receivable offset the above charges.  The Company made its initial purchases of inventory, in the amount of $52,592, during this period.  This was offset by the decrease in prepaid expenses of $18,051, primarily from expensing prepaid insurance policies.  An increase in deposits against future inventory purchases of $20,064 offset by an increase in accounts payable of $30,756 accounted for the majority of the remaining negative cash flow from operations.   The negative cash flow for the six months ended June 30, 2008 resulted primarily from the net loss of $3,577,598 reduced by non-cash charges related to stock-based compensation expense of $1,560,502 and amortization of deferred compensation of $1,499,737.   Prepaid expenses increased $34,380, primarily from the timing of the insurance policy renewals and accounts payable increased $69,715 due to increased marketing and legal costs.

Net cash provided by investing activities for the six months ended June 30, 2009 was $773,323.  This resulted primarily from the maturing in April 2009 of a $750,000 certificate of deposit.  In addition, we received $30,000 in proceeds from a related party note receivable during the period and incurred $6,677 in legal expenses related to our patents and trademarks.  During the six months ended June 30, 2008, net cash of $524,142 was used by investing activities.  This consisted of the purchase of a $500,000 certificate of deposit, $15,822 in legal expenses related to our patents and equipment purchases of $8,320.

Net cash provided by financing activities for the six months ended June 30, 2009 was $585,200 in proceeds from the sale of common stock and warrants, net of issuance costs of $11,396.  Net cash provided by financing activities for the six months ended June 30, 2008 was $1,223,489.  We received proceeds from the sale of common stock and warrants of $1,223,489, net of issuance costs of $66,093.

Our future expenditures and capital requirements will depend on numerous factors, including: the rate at which we can introduce and sell NRL to manufacturers; the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and market acceptance of our products and competing technological developments. We expect that we will incur in excess of $2 million of expenditures over the next 12 months. As we expand our activities and operations, our cash requirements are expected to increase at a rate consistent with revenue growth after we have achieved sustained revenue generation.

Our business does not presently generate the cash needed to finance our current and anticipated operations. We believe we have raised sufficient capital which, together with projected revenues, will finance our operations for the next six (6) months.  If our currently outstanding warrants from our last private placement are exercised at a rate consistent with the exercise of warrants form prior offerings, we will have sufficient capital to finance our operations for the next twelve (12) months.

We expect that our cash used in operations will continue to increase as a result of the following planned activities:

•	The addition of staff to our workforce as needs arise;
•	Increased spending for the expansion of our research and development efforts, including clinical trials, regulatory submissions, assistance with manufacturing trials and product enhancements;
•	Increased spending in marketing as our products are introduced into the marketplace;
•	Increases in our general and administrative activities related to our operations as a reporting public company and related corporate compliance requirements.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Our Management’s Discussion and Analysis contains not only statements that are historical facts, but also statements that are forward-looking (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements are, by their very nature, uncertain and risky. These risks and uncertainties include international, national and local general economic and market conditions; demographic changes; our ability to sustain, manage, or forecast growth;  product development, introduction and acceptance; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other risks that might be detailed from time to time in our filings with the Securities and Exchange Commission.

Although the forward-looking statements in this prospectus reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this report and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

BUSINESS

History of NRL and its Allergenicity Problems

Natural rubber latex is an agricultural product produced from the sap of the rubber tree, Hevea brasiliensis .   Natural rubber latex is composed of cis-isoprene molecules that are formed from naturally produced proteins found in the rubber plant’s sap. These molecules in their mature state provide both the elasticity and the liquid barrier properties of latex   that make NRL such a highly desired material. Once believed to be an inert substance, NRL has become recognized as a major cause of allergic and sensitization reactions, especially among healthcare workers and their patients. One of the naturally occurring proteins, the Rubber Elongation Factor (REF), has been identified as the primary cause of the allergenic reactions to NRL in its unattached or immature state. Contact with the REF, whether by direct skin, aerosol protein forming on powders used in manufacturing, the decomposition of latex or even invasive surgery or inadvertent consumption causes the body to react, often detrimentally, to the REF (an “allergic” reaction).

Many physicians and researchers have become concerned that even minimal exposure to NRL may trigger reactions in certain patients who are particularly sensitive to the antigenic proteins. A variety of reactions may occur in persons allergic to NRL, ranging from dry, itchy, irritated skin and more severe skin reactions similar to those associated with poison ivy, to severe asthma and other respiratory problems and, more rarely, to anaphylactic shock, which may be life-threatening. Reports as to the prevalence of NRL allergy vary greatly. Published data indicate that 1% to 6% of the general population suffers from NRL sensitivity, yet approximately 8% to 18% of regularly exposed individuals have some level of NRL allergy. Other studies have shown that 54% of sensitized hospital workers had severe reactions to latex exposure.

Beginning in 1997, a number of product liability lawsuits claimed that manufacturers negligently made NRL products that contained allergy-triggering proteins. In September 1997, the United States Food and Drug Administration (FDA) issued a medical glove powder report, which outlined the hazards of NRL use, as well as many negative aspects of glove powder. The FDA issued recommendations to control the use of glove powder and reduce the level of protein in gloves, based on the findings of their report. A significant regulatory development came from the FDA, which issued a labeling rule, effective September 30, 1998, requiring manufacturers of NRL medical products to label their goods with a warning that NRL may cause an allergic reaction. In January 2008, the FDA issued an updated Medical Glove Guidance which remained substantially the same as the 1998 report, although the agency indicated that work was being done to investigate more sensitive testing methodologies, potentially opening the door for different label claims in the future.

Current Production of NRL*
*  The statistical data referenced in this section was excerpted from “Natural Rubber Latex: A Global Perspective and Outlook for the Future”, prepared by the Secretariat of the International Rubber Study Group, Singapore and presented at the International Latex Conference, July 2008, Cleveland, Ohio and is available by subscription.

In 2007, over 9.7 million tonnes of NRL were produced globally, of which just over 1.0 million tonnes are liquid latex according to the International Rubber Study Group, Singapore for (e.g., gloves, condoms, catheters and other products that require multiple layers of the NRL) and other latex end products such as foams, adhesives, etc. Since NRL is used in over 40,000 products worldwide, to include textiles, footwear and clothing, toys, automotive parts, housing, furniture, carpet, coatings, protective equipment, sporting equipment and especially health care products, there are few industries untouched by NRL and its allergy concerns.

Substantially all of the latex processors are located in South East Asia, India, Africa and Central America and are owned by local groups or large multinational corporations. Thailand leads the world in NRL production with over 620,000 tonnes produced in 2007, a third of all global production. Malaysia is second with 170,000 tonnes and followed by India with 75,000 tonnes.

The typical processor acquires raw NRL (or “field latex”) aggregated from latex plantations. The processors in South East Asia have a worldwide advantage, since latex is predominately a product of that area and labor and water are abundant and inexpensive. However, because of the intrinsic allergenic problems of NRL, the processors’ market volume had been level, if not slightly decreasing, for many years. Significant price and demand increases in NRL have turned the industry into a “sunrise” industry. A sunrise industry indicates a replanting of the natural rubber plantations to keep up with growing worldwide demand. Some reports show a shortage of NRL in the coming decade as a demand in developing countries such as China and India continues to grow. This future demand is awakening interest in other areas of the world where the climate is suitable, particularly in Guatemala, where it is expected the latex industry to grow from 57,000 tonnes produced in 2006 to over 95,000 tonnes by 2016, a 40% increase, in a report issued by the office of Consulate General of Guatemala, Atlanta, Georgia. This is particularly attractive to U.S. manufacturers of latex products who could potentially see reduced transportation costs and lead times over the usual Asian sources.

Vytex natural rubber latex is sold only in liquid form to manufacturers using natural rubber latex as a raw material component.  These manufacturers will incorporate Vytex into their current manufacturing process without compromising the production of their final end product.  Vytex NRL has been designed as a “drop-in” raw material meaning that a manufacturer currently using natural rubber latex can switch to Vytex without disrupting their entire manufacturing process.  Natural rubber latex as a raw material component is currently sold in liquid form (versus dry rubber form), and for the foreseeable future, Vytex NRL will serve the NRL market only in the liquid form as a high value raw material component to the liquid latex.

Traditional users of NRL as a product component have been seeking and developing alternative synthetic raw materials. An example of the desire for NRL occurred during Vystar focus groups when surgeons and nurses, asked to design the perfect glove, invariably come up with a non-allergenic NRL glove.

Currently, it is estimated that NRL processors have lost one-half the overall latex market to synthetic latex, despite the higher costs and recent capacity issues of these synthetic materials.  Base synthetic feedstocks such as ethylene, propylene and styrene are expected to stabilize in both pricing and supply over the next 12-18 months, however, pricing will remain approximately 60% higher than 2003 prices.  Butadiene users will continue to see short supply and pricing volatility through 2010, according to Chemical Market Associates, Inc., a national petrochemical consulting group  in their report “Synthetic Latex Feedstocks: Can It Get Any Worse?, presented at the International Latex Conference, July 2008, Cleveland, Ohio.   Butadiene is the feedstock most commonly found in synthetic exam gloves and a component of synthetic latex foams.   These facts, coupled with the easy transition to the process to manufacture Vytex NRL, makes it very attractive for the processors to regain lost business.

Products and Services (Vytex NRL)

The process to manufacture Vytex NRL has been developed to reduce the antigenic properties of the REF protein in NRL, without causing noticeable changes in the highly desirable physical or chemical properties of the remaining molecules and without disrupting the traditional methods of production. In elementary terms, NRL is farmed from rubber tree plantation groves located primarily in South East Asia. Processors collect the field latex, concentrate the latex, age the product, and prepare the latex to specifications required by product manufacturers. Vystar has proved that the best point to produce Vytex NRL is while NRL is in its raw liquid stage, prior to dipping or manufacturing the latex into other forms.

The most strategic point for introduction of the additives used to produce Vytex NRL is in the field latex sap emulsion.  Aluminum hydroxide (Al(OH) 3 ), well known for its protein binding capabilities and the main additive used to produce Vytex NRL, is introduced into the field latex prior to concentration.  The additive package to produce Vytex has been designed to liberate proteins in liquid field latex thus allowing the proteins, and other impurities in the liquid latex that carry a charge, to attach or bind to the surface of insoluble Aluminum hydroxide.  The aluminum hydroxide is removed from the liquid latex solution via centrifugation (commonly used to concentrate field latex) thus creating Vytex NRL.   The production of Vytex NRL relies on the multi patent protected process involving the effective exchange/complexing of proteins from the field latex sap emulsion to/with Al(OH) 3 .   Al(OH) 3 is the most stable form of aluminum under normal conditions.  It is commonly used as an absorbent, emulsifier, ion exchanger or antacid.  Aluminum hydroxide is also used in the purification of water because it can form a jelly-like structure suspending any unwanted materials in water including bacteria.

Literature in this field clearly describes the natural rubber latex proteins’ affinity for USP absorbable dusting powder.  Several papers have been presented on this subject confirming this interaction.  The United States Food and Drug Administration (FDA) recognized this association and recommended a limit on powder and extractable protein per glove.  Allergen-laden glove powder is implicated as a major contributor to the widespread sensitization to NRL and associated workplace symptoms wherein the powder acts as a vector to spread the proteins.     It is this powder and protein relationship that led to trials of the inclusion of insoluble aluminum hydroxide Al(OH) 3 powder in the formula for Vytex NRL production.  It was hypothesized by the Vystar technical team and later confirmed that under certain conditions, Al(OH) 3 produces protein complexes in liquid Vytex NRL solution which can be removed using existing industry practices- centrifuging.  The removal of protein at this stage is significant as it greatly reduces the proteins availability to transfer from the oleo phase to the aqueous and back since the protein is attached to insoluble Al(OH) .

Vytex NRL is produced at the latex processor level and can be easily integrated into the current processing environments without additional capital equipment investment.  The protein removal and modification process that leads to Vytex NRL allows manufacturers to lower manufacturing costs with the benefit of reduced protein levels.  Reduced leaching times and resulting reductions in energy, water and material handling consumption can lead to realized cost savings.   The manufacturing process may occur entirely within a direct manufacturer that takes the NRL in its raw, harvested form all the way through to the final product, such as a large glove manufacturer, but this is rare. Usually, there may be several sub-manufacturers fabricating components to be used in final products, such as elastic thread manufacturers selling product to the bedding and clothing manufacturers. Although not part of the manufacturing process, the links between the NRL processors and the first manufacturer are distributors specializing in NRL, similar to those participating in other agricultural commodity trading.  Natural rubber latex as a raw material component is traditionally sold as a commodity.  The ASTM * and more specifically, the ASTM Committee D11 on Rubber, which is the direct responsibility of Subcommittee D11.22 on Natural Rubber, approves and maintains standard specifications for centrifuged natural rubber latex.  The chemical and physical performance requirements for natural rubber latex are identified in ASTM D 1076-06 and natural rubber latex must conform to these requirements.  Vystar has petitioned the ASTM to include a separate category for Vytex NRL and a valid ballot status has been received and is before the membership to address comments and for approval.  Such approval could happen as soon as June 30, 2010.  Every batch of Vytex NRL produced is subjected to these performance requirements and the test results are displayed on the certificate of analysis that accompanies shipments of Vytex NRL to manufacturers.  Supplying manufacturers with a raw material component that meets these performance requirements will help eliminate any concerns such manufacturers may have about switching to Vytex.  More importantly the manufacturers do not have to compromise their raw material component and potentially adversely affect their end product production.

Suppliers and manufacturers of natural rubber latex and its many products have long acknowledged the need and importance of reducing the antigenic properties of NRL.  Recognizing this need and understanding NRL proteins’ affinity for powder, Vystar has developed a multi patented process that introduces insoluble aluminum hydroxide powder into liquid latex that complexes and removes proteins and unwanted impurities from natural rubber latex, thus creating Vytex NRL, a low protein NRL source material.  Products made with Vytex NRL have significantly reduced antigenic protein values over non-Vytex Hevea NRL. The Vytex NRL process removes a significant amount of the antigenic protein from the natural rubber latex. Economically, the process to manufacture Vytex NRL is relatively inexpensive. The additional chemicals required by Vytex NRL represent a small fraction of the total cost of processed NRL and can be easily incorporated into current manufacturing streams, with little or no additional cost. The process to manufacture Vytex NRL requires the addition of a proprietary blend of chemicals to the raw liquid NRL. The chemical solution is mixed into the raw liquid NRL and allowed to stir for a specific period of time in order for the reactions to occur at room temperature, then centrifuged. From this point, Vytex NRL is aged, tested, stored, and shipped in a manner similar to NRL. Repeated testing, over 500 tests, has demonstrated stability and parity essential with non- Vytex NRL in terms of function (chemical and physical properties) and quality of material. Vystar has developed and has implemented a quality assurance (QA) binder to ensure consistent, repeatable Vytex NRL production.

Vystar has concluded evaluation trials and begun some production trials with manufacturers in the medical device, surgical glove, condom, foam and other key product categories worldwide. Vystar expects that Vytex NRL will demand a premium price due to its low antigenic protein levels, ease of manufacturing integration, and its “green” environmental profile while maintaining the desired or improved properties of NRL. A key US manufacturer has received the 510(k) clearance required by the United States Food and Drug Administration (FDA) for using Vytex NRL in condoms and exam gloves.

Vystar does not intend to process the NRL or manufacture any finished latex product, eliminating the need for an infrastructure and other investment and regulatory compliance costs to develop and operate a processing or manufacturing facility. All of these costs are or will be borne by its manufacturing and distribution contractors and/or customers. Therefore, we must show the NRL producers and product manufacturers the economic value proposition of including Vytex NRL in their product lines.

* The ASTM is one of the largest voluntary organizations that develops and prescribes various testing methodologies for various purposes that become standards adopted by laboratories and regulatory agencies to ensure consistency and repeatability in assessing certain characteristics of a substance or product or process. In the case of ASTM 6499 and ASTM 5712 standards, these standards prescribe the manner in which natural rubber latex’s antigenic protein and total aqueous protein, respectively, can be measured consistently.

Vystar initially plans to market to multiple industries concurrently, targeting regulated (condoms, surgical and exam gloves) and non-regulated products (foam and non-medical and non-food packaging adhesive) categories to balance the lengthier sales cycles inherent in medical devices with the relative ease of entry in the non-regulated markets.  A manufacturer’s conversion from their standard latex or synthetic raw material to Vytex NRL can be a protracted process, ranging from three to twelve months to complete the sales cycle due to the multiple steps required.  The sales cycles starts with a laboratory analysis of Vytex NRL whereby physical properties and protein levels are tested to ensure it meets the required specifications and then progresses to a full production run on the manufacturer’s equipment.  A manufacturer’s decision to convert to Vytex NRL is impacted by many functional areas including research and development, manufacturing, sales, marketing, purchasing and finance.   If the product is regulated and requires regulatory clearances or approvals prior to commercialization, the sales cycle could be extended by another three to nine months for testing, filing and agency review.  By diversifying the target product categories Vystar expects that this balanced approach will reduce our exposure to market fluctuations.

Vystar has the flexibility of offering and accepting two different models for revenue. First, Vystar has contracted with Revertex (Malaysia), Sdn. Bhd., a division of Yule Catto Group Far East, as a “toll manufacturer” who processes the concentrated Vytex NRL for a fee, while Vystar is responsible for marketing and selling. This model is expected to represent the majority of revenues for Vystar, where Vystar sells the liquid Vytex NRL processed by Revertex Malaysia to a manufacturer who, in turn, adds its own proprietary blend of compounding chemicals to create the final latex raw material acceptable for the manufacture of the product.  The initial Vytex NRL product portfolio will consist of two versions including high ammonia (HA) and low ammonia (LA). This model is also applicable for a vertically integrated manufacturer whose operations span the entire manufacturing chain from the latex plantation to finished goods production.  This is commonly found in glove and condom manufacturing, where today several manufacturers located in Thailand, Malaysia and India control their processes from the tree to the end-product.  The revenue stream in this scenario would be the same as for PV Vytex NRL, the manufacturer pays the company a licensing fee for trademark usage based on volume.

Alternatively, this processor can contract to market and sell a proprietary version of Vytex NRL in a prevulcanized form.  In this scenario Revertex uses its own proprietary compound formula to create a new PV Vytex NRL distinctly their own that becomes part of their portfolio of products.  For this, Revertex will pay Vystar a licensing fee for the use of the Vytex NRL trademark based on the volume of PV Vytex Vytex NRL (PV Vytex) using the Vytex NRL trademark, and pay Vystar a licensing fee for the Vytex NRL processed. Initial PV Vytex results indicate that low protein, high performance products can be made from PV Vytex NRL and commercial availability is expected in first quarter 2009.

Vystar has successfully produced laboratory samples of low ammonia Vytex NRL (LA Vytex) and has shipped LA Vytex to manufacturers for trials and product evaluation. Low ammonia is preferred by manufacturers in specific product applications including catheters, breather bags, foam, etc. The company is investigating the use of Vytex NRL in ammonia free applications. Ammonia free NRL is currently being used in the U.S. for body painting as it eliminates skin and respiratory irritation caused by ammonia.  Additional processors can be added as geographic and volume conditions warrant under similar terms as stated above, to follow the manufacturing trail to India, Turkey and other countries where manufacturing costs are more competitive.

Each model will provide Vystar attractive profit margins and net income, since there will be no costs for direct manufacturing infrastructures.  Vystar is optimistic that revenues from both models can be achieved, and is already being proven with one of its current strategic alliances, Revertex Malaysia, where manufacturer interest  in both Vytex NRL and PV Vytex NRL has been generated.  Since the Vystar proprietary process is inexpensive and simple, using the same equipment and procedures now in place at the NRL processors, it is an easy implementation and offers a solution to the NRL processor’s shrinking market share woes. In addition, Vystar has entered into a  Distribution Agreement with Centrotrade Minerals & Metals, US and Centrotrade Deutschland, GmbH, Germany, the leading global distributors of latex raw materials, to create a worldwide distribution network that will further enhance Vystar’s ability to cost effectively reach and service manufacturer customers in these key manufacturing areas.  Under this agreement, Vystar has established its network to provide storage and distribution services in addition to sales and marketing support worldwide.  The agreement with Centrotrade provides for a three-year term with automatic one-year renewals absent termination by either party on 90 days written notice, and provides for exclusive distribution of Vystar’s Vytex products in specified geographic areas and nonexclusive distribution of such products otherwise world wide.  The agreement contemplates that Vystar and Centrotrade will co-market the Vytex product lines with Centrotrade purchasing the Vytex from Vystar on 30 day payment terms and reselling it as a bona fide distributor, subject to Vystar's standard license terms.  Centrotrade will also sample the Vytex products to potential customers pursuant to a Vytex sampling agreement.  All sales and containers containing Vytex will be co-labeled with the Vytex logo, which is also a requirement stated in the manufacturer’s use agreement. There are no liquidated damages or other penalties for violation or termination of the contract other than interest on past due payments of 1.5% per month and what is available by law and equity for a breach.

Revertex (Malaysia), is the world’s largest producer of prevulcanized natural rubber lattices. A Toll Manufacturing Agreement was signed on April 11, 2008, between Vystar and Revertex, covering the areas of processing and technical support. Revertex is a non-exclusive, toll manufacturer for Vystar and   is in full production mode to manufacture Vytex NRL commercially, in anticipation of manufacturer conversions to Vytex NRL.  To date, although very little sales have taken place, the full production runs have been used for process validation and sampling of Vytex by many manufacturers.  Vytex NRL, like all latex, is normally sold on a made- to-order basis with only minimal inventories held to cover safety stock and sampling requirements. Revertex, as the largest producer, has considerable influence and control over the supply of raw liquid latex necessary for the processing of Vytex NRL.  This industry position was key in Vystar’s decision to align with Revertex, ensuring capacity to meet current and future demand based on the sales and marketing strategies outlined herein.

Revertex is producing Vytex NRL in accordance with the Company’s proprietary processes and Standard Operating Procedures (SOPs) and is shipping Vytex NRL to latex product manufacturers labeled as Vytex NRL.  This agreement provides for a three-year term with two-year renewal options upon mutual agreement with 90 days prior written notice, and 120-day no-cause termination options by either party.  For these toll-manufacturing services, Vystar pays a flat rate formula per tonne as an all-inclusive fee for all services, including assistance with developing the scaled-up manufacturing process with volume discount options.  There are no liquidated damages or other penalties for violation of any term of the agreement other than what is available by law or equity for breach of the agreement.

Since the introduction of Vytex NRL at various latex and medical conferences, manufacturers of mattresses, threads, surgical gloves, breather bags, probe covers, condoms, balloons, adhesives, etc., have expressed an interest in securing evaluation samples of Vytex NRL. This, in turn, expands the opportunity to market and sell Vytex NRL across a wide range of industries globally. Vystar will strategically respond to meet these new manufacturing demands. Similarly, recent press releases have caused several potential customers in newer, non-medical markets to initiate discussions with Vystar. Due to the relative ease with which these other non-healthcare markets may be entered, compared to the United States healthcare markets, management is entering these markets as a first step while it prepares to enter the United States healthcare market.

Vytex NRL Allergenicity Testing & Results

Vystar has treated NRL using the patented Vytex manufacturing process, and then analyzed the resulting material with both chemical and biological immunoassay tests. Over 500 tests were performed by the LEAP Testing Service of the Guthrie Foundation for Medical Research, an independent, highly respected analytical laboratory specializing in immunoassays of NRL for antigenic proteins. These more than 500 tests have been performed on medical and non-medical products made with Vytex NRL and independently tested using accredited ASTM protein test methodologies.  Results show products made with Vytex NRL demonstrate excellent resistance to aging compared to control Hevea NRL samples due to the removal of species vulnerable to free radical breakdown.  Vytex NRL can be substituted for Hevea NRL or synthetic alternative materials when reduced antigenic proteins and good aging characteristics are essential.

Vytex NRL has produced results on finished products that are both “below detection” and “not detectable”, and these results have been reproduced in subsequent tests.  From inception through September 30, 2009, Vystar's research and development costs have been approximately $2.4 million, with an additional $100,000 budgeted for continued efforts for the remainder of 2009 and through all of 2010.  These efforts past and future have been and will continue to be patented and/or trademarked.  As of September 30, 2009, Vystar has expended since inception approximately $121,000 on such patent and trademark costs and has budgeted approximately $15,000 more for the period from October 1, 2009 through December 31, 2010 to continue to pursue and maintain its patents and trademarks around the world, as described in the History and Background sections of this prospectus.

The Modified Lowry test is a chemical analysis test that has become the more-often referenced of the two recognized national standards for measuring proteins in NRL (ASTM D5712). This chemical analysis method is based on the binding of chromogenic dye to protein residues as a point of measurement. One early sample of NRL provided to the laboratory had a pre-Vytex NRL manufacturing process measurement in the area of 750 micrograms of total protein per gram of NRL. The results of testing the Vytex NRL product produced readings that were “below detection”. However, the minimum detection level for the Modified Lowry test is 28 micrograms per gram. To some degree, this result is not an exceptional reading, since there are several existing post-manufacturing processes of latex glove manufacturers that, in certain circumstances, also produce “below detection” levels. The unanswered question therefore is “How much below detection?”. The Modified Lowry method detects “total” protein and cannot differentiate that small fraction of antigenic protein.

Subsequently, Vystar NRL turned to a more specific assay to further define Vytex NRL. The LEAP test (ASTM D6499-07), the other of the two recognized national standards, is an immunochemical test applied to rabbit and human tissue and measures much needed levels of the antigenic proteins. This test is approximately 150 times more sensitive than the Modified Lowry test methods, and has a minimum level of detection of 0.2 micrograms per gram. Repeated tests reported an antigenic protein level less than 0.2 micrograms per gram for several products made with Vytex NRL. Vystar is seeking FDA clearance to make claims to this standard with respect to the finished medical devices using Vytex NRL. In the FDA’s recently published Medical Glove Guidance in January 2008, the agency stated that work was currently underway to determine the sensitivity and detection limits of the ELISA test method, a positive step towards more specific labeling allowances.

To fully validate the Vytex process, the Company is investigating the use of a spectrophotometric method (280nm-protein absorbance) to further quantify morphed proteins no longer immuno-reactive (recognized by the ELISA antibodies used in the LEAP testing method). The MOLAR  -Micro Optic Latex Analyte Registry-assessment of protein is observed directly and immediately and can be used quantitatively for Vytex NRL preparations as well as native NRL sources. Management believes that with additional laboratory experimentation, further reduction of the antigenic protein is possible with adjustments to the timing and duration of the Vytex NRL manufacturing process steps. However, there can be no assurances that either further reduction can be attained or complete elimination is effective below the minimum detection levels.

Additionally, there are other specifications that must be met in order to have a Vytex NRL product that is suitable for the process required to manufacture many end products, and which are needed to entice manufacturers to use it. These necessary physical, chemical and mechanical property tests are continually being performed by independent laboratories on each scale up run of Vytex NRL, and currently show parity with the non-Vytex NRL. By showing this parity, Vystar believes that the Vytex   NRL process has produced NRL that has “below detection” antigenic protein, yet will be able to fit within the current manufacturing processes by industry.

Property & Legal Proceedings

As of the date hereof, Vystar has not been engaged in nor threatened with any legal proceedings.  In the ordinary course of business, we may become subject to litigation and claims on various matters.  It is possible that we will not prevail in all cases.  However, we have no reason to believe that any such litigation or claims would have a material adverse effect on our financial condition.

Properties

Vystar owns no property other than personal property utilized in its office facilities.  Our offices are located in Duluth, Georgia, and consist of approximately of 2,500 square feet of leased space.

Employees

As of the date hereof, we have three full-time and one part-time employees located in Duluth, Georgia.

The Market

Several attempts, including new source crops, synthetic lattices and various treatment methods have been made to eliminate problem proteins from Hevea NRL by biological, physical and/or chemical methods that act on proteins.  One approach has been to introduce the latex articles to multiple leaching steps and chlorination.  This approach does reduce the protein levels in the finished product; however it weakens the latex film thus compromising the desirable physical properties of the product.

Another attempt to reduce proteins in NRL is the use of proteolytic enzymes to degrade the proteins in the latex solution.  The issue with this approach is the introduction of another protein (the enzyme) to the latex, which may itself be allergenic.  Attempts to commercialize two other non- Hevea NRL materials have been made in the United States; guayule rubber latex and Taraxacum kok-saghyz, also known as the Russian dandelion.  These materials are reported to be higher in cost compared to natural rubber latex and presently are available only in limited quantities.   Hevea NRL has been around for more than a century and its antigenic proteins have been thoroughly researched.  The allergenic properties and economic viability of latex from the guayule & Taraxacum kok-saghyz have yet to be scrutinized.  Both of these materials have their own unique set of proteins with potential allergenic behavior not yet understood.

Vytex NRL, is a natural, renewable resource, can biodegrade in nature in as little time as six months (or the equivalent of an oak leaf), according to a study conducted on balloons by the Balloon Council- http://www.aballoonabouttown.com/fun.html.  This “green” aspect of Vytex NRL adds an additional marketing component.

Each of the following product segment overviews contains a discussion of specific competitors in the respective markets.

As reflected in the illustration above, NRL is harvested and processed from its raw liquid stage into a more usable form for manufacturers primarily in the South East Asia region. However, the majority of the NRL product consumption is in the North American region, followed closely by the EU. Therefore, with Vystar’s key strategic relationship with Revertex Malaysia and Vystar’s management expertise and contacts in the North American and EU markets, Vystar is well-positioned to take advantage of its new technology for a low protein NRL.

As shown in the pie chart below, the marketplace for non-tire rubber is very diverse and sizeable. According to a report issued at the 2008 International Latex Conference (Cleveland, OH) by the Secretariat of  the International Rubber Study Group, Singapore,  world-wide consumption of liquid latex reached just over one million tonnes. The Group predicts future demand to reach just over 1.32 million tonnes in 2010 and to 2.01 million tonnes in 2020. Based on the current pricing of NRL, the overall market is valued at just above $2 billion. The price of NRL fluctuates regularly and is updated daily on the web site of the Malaysia Rubber Board ( www.lgm.gov.my ). Due to the rising demand and significant price increases in NRL many Asia producing countries  have turned the industry into a “sunrise” industry, replanting natural rubber plantations to keep up with growing worldwide demand. Other countries, such as Guatemala, look at the growing global demand opportunistically and their latex industry is expected to grow from 57,000 tonnes produced in 2006 to over 95,000 tonnes by 2016, a 40% increase (Office of Consulate General of Guatemala, Atlanta, Georgia).

The key market segments that Vystar will focus on to launch Vytex NRL are: surgical gloves, exam gloves, threads, foams, adhesives, balloons, condoms and catheters. Also, Vystar has keen interest from companies in the “other” category that offers a quick entry to the marketplace, and will only add to the vast opportunities represented by the target markets referenced above and reflected in the chart below.

Worldwide Use of Natural Rubber Latex

Source: International Rubber Study Group 2006 Report, Singapore

Vystar intends to develop and implement a robust marketing strategy aimed at consumers to drive demand to manufacturers adopting Vytex NRL into their product portfolio. An important aspect to the Company’s strategy will be ingredient branding, creating demand for a brand within a product, and thus differentiating the manufacturer and product leading to consumer brand loyalty. Ingredient branding has been a highly successful strategy within the computer and chip industries for over twenty years.

The Vystar Professional SupportSM Program is a customizable program intended to help customers successfully integrate Vytex NRL into their product line. The program consists of technical, regulatory, intellectual property and marketing support activities. Customers, depending upon their size, internal support structure and their industry may need varying levels of support and Vystar Professional Support Program can be adjusted to provide whatever is needed.

With the global emphasis on the environment, Vystar is well positioned to take advantage of the trends towards the consumer’s desire for more natural, healthier green products and the world’s need to adopt more eco-friendly policies. Vytex NRL is an all natural composition, free of known or expected human carcinogens commonly found in synthetics, naturally bactericidal and resistant to dust mites, a common allergy inducer in pillows and bedding products. In addition, natural rubber latex is biodegradable. In a study conducted by The National Association of Balloon Artists, a large balloon trade association, entitled “A Study of the Effect of Balloon Releases on the Environment,” determined latex balloons degrade in the same amount of time as an oak leaf. The “green” benefits of natural rubber latex and Vytex NRL will be the cornerstone of our marketing efforts to capitalize on and offer solutions for this economic, political and cultural world-wide trend.

To accelerate the awareness of Vytex NRL and, in turn, induce the manufacturer to adopt Vytex into their product portfolio, Vystar will engage in a comprehensive consumer branding campaign during the fourth quarter 2008 and throughout 2009. The campaign will be aimed at all consumers in all markets, such as condoms, foam bedding, gloves, adhesives, and balloons, using trade PR, established media vehicles, the internet and public service announcements.

With over 40,000 products produced with NRL covering 20 plus industries, Vystar intends to focus its sales and marketing efforts in those product areas where there exists strong demand for NRL and where synthetics have flourished due to the latex allergy issue. Diversification is the cornerstone of our sales strategy, focusing on manufacturers large and small, global and regional, in regulated and non-regulated markets and with the market leaders and those who strive to be. Of particular interest to Vystar are those unique manufacturers who operate within the featured category with a niche product, who have the ability to differentiate their product and/or service and successfully create greater profitability on smaller volumes.  An example of this type of  product category is the latex bedding market, which comprises just 18% of the total bedding market yet commands  a price premium of 500% over traditional innerspring mattresses when sold by bedding specialist stores, according to Furniture Today in their June 2008 Spotlight report, available publically by subscription.

Surgical and Exam Gloves

According to the most recent Frost and Sullivan U.S. Disposable Gloves Markets Report (2002) available by subscription, the United States medical examination glove market is approximately $1.0 billion for end product sales, with over 24 billion medical examination gloves sold each year. The United States surgical glove market, which requires a higher grade of glove, is approximately $280 million with 380 million pairs of surgical gloves sold annually. The United States healthcare market accounts for approximately 60% of the worldwide consumption of examination and surgical gloves with the European countries accounting for most of the remaining 40%. Since the need for the low protein Vytex NRL is so significant in the healthcare segment, and since health care providers are influential and progressive, successful product introduction into this market will enhance its acceptance by other market segments. Approximately 17% of all health care workers have allergenic sensitivity to NRL. Exam gloves are integral to the practice of medicine, and are the most preferred NRL products in the healthcare workplace. The reason gloves are so critical to the healthcare industry is that they are the first line of defense against infection. Natural rubber latex (vs. synthetic) gloves are perceived to be the best barrier available.

Consequently, because of the allergenic problems associated with natural rubber latex gloves and the myriad of substandard synthetic alternatives to natural rubber latex, the manufacturer may have a dozen or more different types of gloves to provide a hospital client. In fact, the manufacturing trend has been to increase the number of stock keeping units (SKUs) with items ranging from natural rubber latex gloves to synthetic alternatives (vinyl, neoprene, nitrile, polyisoprene, etc.). All of these alternatives cost more than the NRL gloves, with some costing up to 4 or 5 times that of NRL. These costly alternatives, with higher production and development costs, may or may not be producing commensurate increases in profitability for the manufacturers due to the pricing pressures and long term contracts with group purchasing organizations (GPOs) and integrated hospital networks (IHNs). Vystar expects to demonstrate that Vytex NRL is an across-the-board alternative, holding the highest standards of elasticity, tactile sensation and liquid barriers, yet having ultra-low levels of antigenic protein, allowing the purchasing institutions to reduce their SKUs.

The chart below highlights the distinct advantages of Vytex NRL over alternative materials:

Medical Gloves Raw Material Characteristic Comparison*

* Several scientific studies have been conducted on the benefits of latex and synthetic materials used in the manufacture of exam and surgical gloves and their effectiveness as a barrier, strength and durability.  Most often cited are published studies conducted by D. Korniewicz, RN, PhD, Maryland School of Nursing, “Failure Rates in Nonlatex Surgical Gloves”, "Integrity of Vinyl and Latex Procedure Gloves” and "Surgical Glove Failures in Clinical Practice Settings” along with independent laboratory testing of the Vytex products which were relied upon for the data contained in the above chart.

Currently, the exam glove marketplace is fragmented with over 40 different glove manufacturers, all with at least some foothold in the United States market. However, there are only four glove manufacturers with significant market shares. Although these four companies provide a majority of the medical gloves sold in the United States, no individual company has a majority of the market share. Recently, the “all other” category of manufacturing companies has emerged as the largest segment in the exam glove arena, comprised mainly of Asian manufacturers who distribute under their own brands and also provide OEM manufacturing for the distributor seeking greater profitability and brand equity, benefits not received from the dominant brand manufacturers.

The largest market segment for both surgical and exam gloves is acute care hospitals, where manufacturers sell by negotiated contract, either directly to the hospital or through a buying group representing several hospitals. Conversely, the alternate site healthcare markets (physicians, dentists, nursing homes, etc) are strongly influenced by the distributor servicing their entire medical supply needs and have been slower to align with a purchasing group. Another market segment that Vystar intends to tap into is government and institutional sales, where exam glove usage has exploded in recent years as barrier protection for workers is of concern in agencies such as Homeland Security, TSA, Public Health Service, Department of Defense and others, utilizing a network of minority, disabled and veteran-owned businesses.

The U.S. surgical glove market, like exam gloves, is dominated by four major companies; Molnlycke Healthcare (Sweden), Cardinal Health Care (Dublin, OH), Ansell Ltd. (Australia) and Medline (Mundelein, IL). Vystar has introduced Vytex NRL to the surgical glove manufacturers and has contracted with several and started evaluation trials globally. To date, no companies have determined to go forward with the production of surgical gloves as a result of the current economic decline and other internal issues unrelated to the trial results.  Vystar believes that market share is influenced two ways; surgeon preference and GPO/IHN contracting. Vystar intends to increase healthcare workers’ awareness of, and therefore demand for, products manufactured with Vytex NRL through an extensive public relations and marketing campaign aimed at the clinician directly and the clinical advisors of the major purchasing groups and hospital networks. A similar brand marketing campaign to other latex market segments heavily influenced by the choosers and users, such as condoms, is expected to run concurrently with the glove campaign.

The allergic reaction of healthcare workers to non-Vytex NRL has a significant effect on the choice of NRL used in the medical industry. With synthetic latex products growing at a rapid rate, the processors of NRL are losing potential revenue while the healthcare industry itself faces higher costs of procurement for these non-latex products. Vystar is introducing Vytex NRL, its new “low protein” NRL, throughout the global marketplace now using NRL or synthetic latex substitutes as a component of manufactured products. Vystar’s goal is for Vytex NRL to become the industry standard for latex. Because the synthetics have a potential negative health and environmental impact due to the chemicals used in their manufacturing processes, it is very reasonable and likely that Vystar will achieve this goal.

Vystar management knows of no other commercially available chemical method of removing antigenic proteins that is applied to raw liquid NRL prior to manufacturing of finished latex products. There are certain procedures, such as chlorination, in the glove manufacturing process that attempt to wash the proteins from the finished glove product. This chlorination process, which is mostly a surface treatment, is ineffective in removing all of the protein. Furthermore, it degrades the elasticity and liquid barrier properties of latex. Almost every application of latex or rubber products has synthetic substitutes. Some of these substitutes compromise the intended purpose of the final product. Also, a large number of synthetics are substituted for reasons unrelated to latex allergies. However, some very large markets have adopted synthetics solely to address the allergy issue.

As the largest potential customer for Vytex NRL, the Vystar sales strategy is to entice the glove manufacturer and distributor to add a Vytex NRL glove product among its current SKUs offered to the healthcare buyer and enhance their product portfolio. Vystar is confident the manufacturers will see that using the liquid Vytex NRL in the manufacture of its gloves will add only a small percentage to the overall production costs of NRL gloves. The raw NRL material costs are a fraction of the total cost of the gloves, which includes labor, packaging, shipping, etc.

Similarly, Vystar is confident that the manufacturer can be shown that the resulting Vytex NRL glove can be priced competitively, especially against other costly synthetic gloves. In fact, the healthcare workers and facilities would likely pay a higher price for better quality, lower protein NRL gloves, thereby avoiding the higher priced synthetic alternatives as well as the workers’ compensation claims associated with latex allergies. In any event, however, the manufacturers’ end product pricing is solely their decision. Pricing either may be held constant or given small increases to increase market share, or it could be raised substantially to compete with synthetic glove prices and thus increase unit margins. Vystar is confident that the result will be that Vytex NRL can capture a significant portion of a manufacturer’s NRL source. If two of these four major manufacturers (or several of the second tier manufacturers) adopt a glove manufactured with Vytex NRL, Vystar expects these gloves will be the accepted alternative and become the standard in the marketplace.

Condoms

The worldwide condom market has slowed in year to year growth since the frantic growth of the early AIDS epidemic. Currently, the market grows 3.5 to 4.5 % annually which uses a much larger base than the pre-AIDS years. Strong growth can be attributed to the developing nations such as China, India and South East Asia. Established markets, such as the United States, Great Britain and Europe, are still projected to show moderate volume gains.

A breakdown of condom consumption globally is as follows:

Country	% of Usage	Volume (000s)
Asia Pacific (India, China, SE Asia)	51.0%	7,420
Latin America	13.9%	2,074
Europe	11.4%	1,654
United States	8.9%	1,299
Japan	5.6%	813
Rest of World	5.1%	742
Canada	3.7%	536

 Source: “Condoms- A Global Strategic Business Report”, under license from Global Industry Analysts, Inc., San Jose, CA

This is expected to change as the number of new HIV (Human Immunodeficiency Virus) infections is on the rise throughout East and Central Asia, Eastern and Western Europe, the UK and the United States. HIV is the precursor to AIDS (Acquired Immunodeficiency Syndrome) and can take years for a person infected with HIV to reach the AIDS stage. The World Health Organization (WHO) estimates 33.2 million people world-wide were living with HIV in 2007. Some 2.5 million people became newly infected, and 2.1 million died of AIDS, including 330,000 children. Two thirds of all HIV infections are in sub-Saharan Africa.

Alarming HIV infection rates are occurring in countries previously believed to be immune due to religious, socio-economic and political factors (China, Vietnam and Russia). New cases in eastern Europe and central Asia have doubled in the period 2001-2007, from 630,000 cases to over 1.6 million. Today, Russia and the Ukraine alone represent 90% of these new cases. Harsh economic conditions in the Caribbean have fueled active cases to 230,000, three-quarters of those located in Haiti and the Dominican Republic. Globally, more than half of all new HIV infections occur in those under the age of 25, according to the Centers for Disease Control and Prevention (CDC).

Source: UNAIDS 2008 Report on the Global Aids Epidemic

The CDC recently revised earlier estimates of 40,000 new HIV infections in 2006 to 56,300 in the U.S. alone. An area of concern for public health officials is the rise in HIV infections among African Americans, now accounting for two-thirds of the reported new cases. Most affected are young black MSM (men having sex with men) and black women, with infection rates nearly 15 times higher than white women and estimated to be 4 times higher than Hispanic women.

The chart below details AIDS cases (2006) by race/ethnicity in the United States:

	Living with AIDS	% of AIDS Diagnoses	% of Population
White, Non Hispanic	394,024	30%	66%

African American	409,982	49%	12%

Hispanic	161,505	19%	15%
Through 2006
 Source:  www.CDC.gov, “HIV and AIDS in the United States: A Picture of Today’s Epidemic”

HIV prevention and education are the cornerstones of the global efforts to contain these spiraling rates. The hallmark of prevention is the male latex condom, the most efficient and available technology to reduce the sexual transmission of HIV 1   , according to the UNAIDS, the Joint United Nations Programme on HIV/AIDS. The organization goes on to say “Condom promotion must be incorporated into a comprehensive prevention strategy that involves leadership from all sections of society, addresses cultural norms and beliefs, promotes gender equality, and promotes widespread knowledge and awareness of how HIV is transmitted and how condoms can avert infection. 1   ”

World-wide prevention programs and the education of at-risk population groups will continue to encourage condom usage. UNAIDS 2008 Report on the Global Aids Epidemic report condom usage among young people (ages 15-24) has increased in recent years. Today, just over 14 billon condoms are sold world-wide with approximately 1.3 billion sold in the United States. The average selling price is $0.19 per unit for a total product market of $238.9 million.

Eighty-one percent of the condoms sold world-wide are made from NRL. The cost to produce a condom (1.5 g NRL) is $0.05 to $0.07 prior to adding advertising costs. World-wide condom usage of over 14 billion units translates to 17,013 tonnes of NRL used in the manufacturing process for a potential Vystar gross sale of $9.4 million. While the condom market is considerably smaller than the glove market, the consumer branding potential that exists here is attractive as U.S. consumers generally purchase based on brand over price. On an individual basis, the average Indian uses 4 condoms per year, while the world wide average is 15 per year. On the other side of the spectrum, the average for the Japanese is 100 per year.

Global Industry Analysts, Inc. in a 2006 purchased report “Condoms- A Global Strategic Business Report” states the dominant global manufacturers include SSL International, plc, a British firm, the leading manufacturer at 21% of the market, Ansell Limited (Australia) at 12%, Church and Dwight (United States) having 7% and Okamoto (Japan) at 7%. Okamoto has the #1 brand in Japan, France, Germany and the Nordic countries and Church and Dwight with the leading brand, Trojan, in the United States.

Vystar has sample agreements in place with several condom manufacturers worldwide.

Vystar is currently engaged with Alatech Healthcare, a U.S. condom manufacturer and has obtained the 510(k) required by the United States Food and Drug Administration (FDA) for marketing and selling a condom using Vytex NRL. Vystar intends to develop and implement a multi-faceted marketing plan to increase condom consumption overall and build brand equity and visibility for Vytex NRL. Vystar strategies include aligning with federal, state and local HIV/AIDS planning councils and AIDS Service Organizations (ASOs) to assist in the education and promotion of condom usage to reduce the risks of transmission. Vehicles will include public service announcements, focus groups, educational programming, and sampling programs.  On October 18, 2009, Vystar Corporation was a Supporting Sponsor of the 2009 Atlanta AIDS Walk & 5k Run.  Vystar and Alatech Healthcare used this event to help launch the Envy™ Ultra Thin Condom. The Envy Condom is the first consumer product made with Vytex® Natural Rubber Latex. Concurrent with this event, the Envy Condoms web site was also launched: www.envycondoms.com.

Another venue for Vytex NRL condom sales is the government and institutional markets where large amounts of condoms are purchased by agencies providing public health and family planning, the Department of Defense and Veteran’s Administration. Vystar expects to utilize a network of minority, disabled and veteran-owned businesses to reach these government markets.

Latex Bedding and Foams

Natural rubber latex is widely used to manufacture mattresses, padding, toppers and pillows for the bedding industry. Natural rubber latex foam is gaining popularity in the United States bedding industry because it is firm, yet conforming to the body, so it provides a very high level of rest and comfort during sleep. Plus, it is a naturally derived, renewable material with superior resiliency properties when compared to SBR (synthetic) foams. NRL foam is three times more resistant to dust mites than ordinary mattresses, estimated to be a factor in 50 to 80 percent of asthmatics according the American Academy of Allergy,Asthma and Immunology (AAAAI).

1 http://www.unaids.org/en/PolicyAndPractice/Prevention/Condoms/

Opening Price Points

	Furniture Stores			Bedding Specialists
	Lowest Reported	Median	Highest Reported	Lowest Reported	Median	Highest Reported

Innerspring	$99	$399	$799	$159	$199	$399
Memory Foam (SBR)	$199	$999	$1,699	$199	$899	$1,699
Latex Foam	$699	$1,699	$1,999	$799	$1,199	$1,949
Air	$1,199	$1,699	$2,899	$899	$1,499	$2,199

Source: Retail Bedding Spotlight, Furniture Today, June 2, 2008

In 2005, approximately 75,000 tonnes of NRL were used in the foam industry. NRL foam consumption has grown slightly less than 10,000 tonnes over a 15-year period from 1989.  Asia consumes 47,000 tonnes of NRL foam and Europe consumes 28,500 tonnes.

According to United States bedding manufacturers, NRL sales in the bedding market have increased more than 70% over the past two years alone. Natural rubber latex has captured over 18% of the specialty sleep market and is projected to grow by 75% over the next two years, at a price point significantly higher than the traditional innerspring market. Latex foam is now accepted by consumers and retailers as a premium bedding component. More and more manufacturers are jumping on the green bandwagon by adding natural rubber latex to their product portfolios, Englander Sleep Products (Billerica, MA), Simmons (Atlanta, GA), Sealy (Trinity, NC) and Spring Air (Tampa, FL) are just a few featured at the Las Vegas Market in the summer of 2008. The percentage of U.S. households spending $1,000 or more for bedding doubled between 2000 and 2006, accounting for more than 27% of the total purchases according to Furniture Today’s consumer research.

As consumers increase their spending on bedding they are also spending more on the accessories to protect their bedding investment including pillows and mattress toppers. According to Furniture Today in their 2006 Bedding Retail Survey reported the price points on sleep pillows ranged from $6 to $200, with latex and down at the higher ends of the pricing scale.

In the European market, NRL foam is the dominant material used in comfort applications. However, before latex formulations were improved, latex foam was prone to degradation over the long term, developing a disagreeable odor in the process. Polyurethane (PUR) foams offered less performance to NRL foam at a lower price. Today, PUR foam controls a major part of foam bedding in the comfort market. The companies that hold a 75% market share (polymer) in this market are BASF Group (Germany), Dow Chemical (US) and Bayer Material Science (Germany).

The European market predominantly uses mechanical spring mattresses when taken as a whole and beyond just the comfort or luxury applications, which accounts for 60% of the total mattress consumption. PUR foam mattress accounts for about 25% of the mattresses consumed. Natural latex foams possess 15% of the market share in the mattress segment and is largely restrained by its higher cost.

The consumer demand for high-end bedding is being driven by a new awareness of the physical and mental benefits of sleep world-wide. Sleep has fueled a new area of medical research with most major universities and medical institutions engaged in some form of sleep research or programming.

The Better Sleep Council (BSC) reports in the 2007 Better Sleep Month survey that only 27% of Americans get the proper amount of sleep each night (7.5 – 8.5 hours) and 8 out of 10 report at least one negative work side-effect of not having a good night’s sleep. The top three areas impacted; lack of quality and accuracy of work (31%), clear thinking or judgment (31%) and remembering important details (30%). The Better Sleep Council Canada reports that one in four Canadians are clinically sleep deprived.

The BSC estimates sleep deprivation and sleep disorders cost the U.S. over $100 million annually in medical expenses, absenteeism, productivity losses, property and environmental damage. In a consumer survey, this same group reported that 97% of respondents agreed that a good night’s sleep is essential to quality of life and 91% agreed that a good mattress is essential to health and wellbeing. The survey respondents also perceived the cost of a mattress has increased and the majority agreed that price is directly proportional to quality, higher cost equals higher quality.

Another area important in the increase of NRL demand in the bedding industry is the rise of allergies and asthma, triggered by allergens. While many allergy symptoms are seasonal, many individuals suffer from perennial allergies and asthma caused by indoor allergens, such as dust mite droppings, indoor molds and pet dander. The Academy of Allergy, Asthma and Immunology (AAAAI) reports approximately 20 million Americans have asthma in the U.S., of which 9 million are children under the age of 18, contributing to more than $11.5 billion in direct health care costs annually.

Vytex NRL offers a solution to both of these important health issues facing this industry. Natural rubber latex is naturally hypoallergenic, dust mite resistant, and bactericidal, inhibiting the growth of bacteria, mold and mildew, all known to cause allergies and asthma. In addition, Vytex NRL in its natural state is free of the chemicals typically found in synthetic foams known to cause odor and allergy symptoms.

There are several manufacturers of NRL foam serving the European market, including four market leaders: Latexco (Belgium & US), Dunlopillo (UK), Sapsa (Italy) and Dunlop Tech GmbH (Germany). With the increase in domestic demand, several US manufacturers, including Latex Foam International (Shelton, CT) and Sealy Corporation (Trinity, NC) are expanding their manufacturing operations to accommodate future growth.

Vytex NRL foam is well-suited for the foam industry because of its low antigenic protein levels. Although skin contact is rare with foam, direct skin contact with bedding materials can serve as a carrier of latex proteins that reside on the outer surface of the NRL foam products. Since Vytex NRL is made with a process that removes antigenic proteins and other non-rubber solids, the resultant Vytex NRL product foam sample products are far less odorous compared to non-Vytex NRL foam that contains high levels of biodegradable proteins.

Vytex NRL is very stable latex due to the reduced protein content and added surfactant. During the manufacturing of foam products from latex, higher shear stress may be exerted on the latex. High shear stress begins with the mixing process and is continued during the storage and dipping process. In the process used to produce foam, high shear stress occurs at the foam head of the machine. The latex must be able to withstand such shear stresses without flocculating. Vytex NRL has a decided advantage for a foam producer, due to its inherent stability under shear stress.

A comparison of  NRL foam and other competing foams as extrapolated from a chart created and published on their website ( http://www.latexrubber.com.au/foam_comparison.shtml ) by Parnham and Associates Pty Ltd , Australia a. manufacturer of latex foam, therapeutic pillows follows in the chart below:

	Natural Latex Foam	SBR Latex Foam	PUR Foam
History	First produced in 1929	Used to produce foam in the early 60s.	Also produced in the early 60s.
Description	Extremely durable highly resilient, non-toxic and environmentally safe.	Produced from petrochemicals. Does not have the inherent physical and biological properties of NRL.	Produced from a polyol & TDI (isocyanate and cause toxic fumes).
Recovery	Very Resilient	Not as Resilient	Slow Recovery
Support	Support without pressure to the body and is self-ventilating	Does not give support and ventilation efficiently	Poor porosity and does not dissipate body heat and perspiration efficiently
Bacterial Properties	Natural	None	None
Durability	Durable and resilient	None	Poor resilience
Patterns	Unique pattern of small pin-hole cavitations on both sides making the hardness characteristics isotropic. This ensures that the surface is uniform and provides maximum comfort.	Also has a unique pattern of small pinhole cavitations on both sides and the hardness characteristics are isotropic.	Generally, does not have the unique pattern and cavitations of Latex Foam and does not give maximum comfort.
Dust/Asthma Issues	Does not get lumpy, create dust or fluff and is excellent for asthma sufferers.	Does not get lumpy or create dust and fluff.	Can get lumpy, create dust and fluff and is not satisfactory for asthma suffers.
Temperature & Humidity	No dampness, remains ventable	Does not dissipate heat, moisture and perspiration well.	Mattresses become damp and will not ventilate when not used. Perspiration is not dissipated.
Toxicity	On ignition, produces black smoke mostly containing unburnt carbon	On ignition, produces black smoke containing phenolic substances, which are toxic.	On ignition, produces toxic fumes, which can suffocate and cause physical injury.

Two of the leading global bedding manufacturers have expressed a significant interest in Vytex NRL and evaluation trials began in 3Q2008. Successful trials could get Vytex NRL into this market in 2009 for sponges and mattresses. Additionally, Vystar has successfully completed a manufacturing trial run with a global manufacturer of consumer sponges with a full production run expected.  As both industries are consumer driven, the state of the economy greatly affects discretionary spending for these products.

To drive consumer demand for Vytex NRL bedding products, Vystar must look to the internet, where over 60% of consumers turn to conduct research prior to shopping, particularly consumers with incomes over $50K. However, when they are ready to purchase, more turn to specialty bedding stores (44%) or furniture stores (35%) than to the internet (1%). Incorporation of the internet and alliances with key specialty bedding distributors will be a key component of the Vytex branding campaign for bedding.

Adhesives

Adhesives are broadly composed of caulks, sealants, fillers, construction materials and variously defined adhesives. Adhesives can be divided into different types based on their chemistry. “Super glues,” or cyanoacrylates, are the “polymerize in place” type with or without a catalyst. Acrylates and methacrylates can also polymerize in place with the aid of a catalyst (an example is bone “cement” used in surgery). Hot melts are another type of adhesive and are generally polyolefins (or other polymers) with low melting points. The hot melt adhesives, once melted in a pot or a hand device, are applied to a surface(s) and allowed to cool (freeze) and thus stick together the two surfaces. Two-part adhesives represent another type of adhesive and are usually epoxies. The two parts are dysfunctional and form a very strong cross-linked condensation polymer. Epoxies are used extensively in the industrial and construction sectors due to their very high strength. Mucilages are another type of adhesives often characterized by “Elmer’s Glue,” which was originally marketed heavily by Borden. Elmer’s Glue is basically a polyvinyl acetate water emulsion. The adhesive is applied to porous surfaces and allowed to dry. This type of adhesive is simple, functional and inexpensive and works well in very light industrial applications as well as in domestic and educational venues. A more durable “marine use” product is also available. It is a more sophisticated polymer ester and resists marine moisture. Again, these materials are available as emulsions, water solutions and organic solvent solutions and become effective as the solution (or emulsion) evaporates and dries.

Pressure Sensitive Adhesives (PSAs), are typically used in the label market, dominated by large players such as Avery Dennison (Pasadena, CA), 3M (St. Paul, MN), and Raflatac (Sweden). PSA technologies include hot melt whereby the adhesive is melted, coated onto face stock, cooled and laminated; emulsions and solvents undergo less processing with an adhesive solution coated, dried and laminated. Much of the PSA market has transitioned from NRL to other synthetic materials, including acrylics, and conversions back to NRL would require an extensive raw material qualification process that is unlikely to receive interest among the primary manufacturers. For these reasons, Vystar intends to focus on the Cold Seal or Cohesive market, where NRL has desirable features and benefits.

Cold seal adhesives or “cohesives” are primarily found in the flexible food packaging, medical and paper markets. Natural rubber latex is used extensively in the flexible packaging market in packaging for chips, snacks, candy bars, etc. The sealants have to be water and oxygen barriers because they are overcoated onto one side of the package film and have to be approved for food contact. Some films are now pattern-coated so there is no food contact. These sealants are generally two parts: one part is a hydrocarbon such as NRL and the other part is an acrylic acid ester polymer as a tacky substance. The acrylic acid ester provides quick grab, and the adhesive such as NRL, provides pressure-sensitive holding and barrier properties. NRL excels at flexibility at low temperatures and thus is the performance leader. The raw material market is small and consolidated with the key players being Bostik/TOTAL (France), Henkel International (Germany), Akzo Nobel N.V. (Netherlands) and DOW Chemical (Midland, MI). Multiple companies participate in the chain from raw material through finished product, including compounders, printers and packagers.

While this market is fragmented, Vystar believes cold seal adhesives are a target for Vytex NRL due to the market’s perceived advantages NRL has over synthetics in the areas of cold flow and outstanding “stick”; very important qualities to ensure even coating and a good seal. Vytex NRL provides a solution to NRL’s disadvantages as well since poor mechanical stability inherent in NRL is improved by the Vytex process which removes the substances in NRL subject to free radical breakdown resulting in a more stable and a less odorous product.

There have been some reports of allergic reaction to these NRL adhesives found in or around food packaging. Also, since there is no treatment of the finished product as in the glove industry, Vytex NRL with its low-levels of antigenic protein at the outset is an excellent match. The Company believes that the Vytex NRL would be well-received in this market. The volume of NRL used for cold-seal adhesives is believed to be close to 7,500 tonnes in just the British and German markets and is based on population size since so much of the cold adhesives are used in the food industry.

Vystar is engaged with a regional distributor in the United States specializing in the adhesives industry which has led to a large number of Vytex NRL evaluations. In addition, several manufacturer evaluations are underway in the graphics and coatings markets and adhesives for these and the flexible food packaging markets could account for Vystar’s early sales of Vytex NRL.

While the U.S. adhesives market for medical tapes is approximately 15,000 tonnes per year, Vystar expects this market to be more challenging to enter since it operates within the medical device area regulated by the Food and Drug Administration (FDA) and subject to the same labeling requirements as other regulated products (gloves, catheters, etc) as discussed earlier. Globally, Vystar has received interest in the worldwide markets for bandages, dressings and other medical adhesives and has begun evaluations with a large Asian manufacturer and completed trials with a large American manufacturer.

Balloons

Vytex NRL has several aspects that make it well-suited in the balloon industry. The low initial modulus of Vytex NRL suggests that less force is required for a user to mouth inflate a Vytex NRL balloon. Additionally, because Vytex NRL has greater ultimate elongation, the balloon can accommodate more air or helium thus staying inflated for a longer period of time compared to ordinary NRL. The low antigenic protein value of Vytex NRL could be attractive since the balloon is typically inflated by the mouth and also handled by small children.

The world-wide latex balloon industry is estimated at over $235 million USD and growing at 7-15% annually. The worldwide consumption of NRL for the balloon industry is estimated at 27,000 tonnes annually.  The two major consuming countries of NRL balloons are the U.S. with 9,500 tonnes annually and Europe at 2,200 tonnes annually in 2004 according to Trademap www.trademap.net/pmaps/world_trade.htm)  Each balloon on average costs $0.04 to produce and uses approximately 1.5 g of NRL. The industry is split between Mylar and NRL.

The Growth of Balloon Consumption Globally:

Country	USD (000s)	Share	Growth
Germany	$29,124	12%	24%
Singapore	$20,986	9%	103%
U.S.	$15,652	7%	7%
China	$13,308	6%	29%
U.K.	$12,545	5%	3%
France	$9,867	4%	9%
Italy	$9,156	4%	23%
Belgium	$8,719	4%	35%
Spain	$7,912	3%	11%
Netherlands	$7,908	3%	14%
Denmark	$6,796	3%	-1%
Canada	$6,406	3%	4%
Sweden	$6,112	3%	5%
Mexico	$5,865	2%	29%

The leading global balloon manufacturers are:

Company	NRL		Mylar
Anagram International, Inc. (Minneapolis, MN)			Ö
Pioneer Balloon (Qualatex) (Wichita, KS)	Ö	☐	Ö
Betallic LLC (St. Louis, MO)	Ö	☐	Ö
Everts International (Germany)	Ö	☐	Ö
CTI Industries (Lake Barrington, IL)	Ö	☐	Ö

Mylar balloons are very seasonal with the majority of sales occurring between December and March. NRL balloon sales are more consistent for a 12 month period, as the majority of NRL balloons are purchased and distributed through “big box” retailers as toys, gifts and party supplies. Mylar is the only substitute for NRL balloons because of the required barrier properties of latex. Although both NRL and Mylar balloons can be filled with helium, Mylar balloons are pre-formed and they can only be filled with helium. Mylar balloons are significantly more expensive compared to NRL balloons. Over 90% of Mylar sales occur in the U.S. because helium is priced reasonably in the United States and supply has been adequate to meet demand.

Balloons are synonymous with children, they come into contact with balloons on a regular basis at home, schools, stores and restaurants. This level of exposure concerns many who are latex allergic or linked to latex allergy through a cross-reactivity with certain foods. There is a reported correlation between food allergies and latex allergy, a shared antigenic component found in certain fruits and vegetables including banana, avocado and to a lesser extent, peanuts and other tree nuts. The American Academy of  Allergy, Asthma and Immunology reports up to 8% of children have food allergies. Children with spina bifida or subjected to multiple medical interventions throughout their lives have a higher exposure to latex and, therefore, a significant greater risk of latex allergy over the general population (up to 73% vs. 1-6%). These issues have given rise to a cluster of U.S. and international support groups dedicated to raising the consumer awareness of latex allergy. Two key domestic groups are the American Latex Allergy Association and ELASTIC (National Latex Allergy Network), both very active in the consumer and legislative arenas, including efforts to ban latex balloons from hospitals and schools.

The Latex Allergy Support Group (LASG), located in the United Kingdom, surveyed 374 members regarding their reactions to natural rubber latex balloons. Over 30% responded (109) of which 89% have been diagnosed as Type I latex allergic (97). The majority of the respondents have symptoms present when touching, blowing up the balloon or being in a closed area containing balloons. Twenty percent of the survey respondents required a medical intervention (use of adrenaline) after exposure.  In April 2009, Vystar became a sponsor of the American Latex Allergy Association (ALAA).

Vystar expects these support groups to continue to grow in both political and consumer strength in the U.S. and abroad, providing good opportunities for Vytex NRL and the message of low protein latex as an alternative. We are engaged in discussions with one of the largest global manufacturers and intend to actively pursue this market utilizing alliances with the latex allergy support groups, balloon artists and the balloon manufacturers.

Fibers, Yarns, Threads, Cords, Fabrics

The global textile industry manufactures fabrics and garments for uses as varied as clothing, shelter, and fire and ballistic protections. The textile industry produces fibers (both staple and continuous filament), yarns, threads and fabrics. The fibers, yarns and threads are manufactured into woven, non-woven, and knit fabrics. Woven fabrics are produced from yarns inter-tangled at perpendicular angles, whereas non-wovens are produced directly from entangled fibers. Knits are formed by the tangential intersection of loops to form a variety of patterns. The basic chemistry of fibers has not changed for decades, while production has shifted from the industrialized world to less industrialized countries. Basic fiber ingredients are cellulosic (cotton, flax, linen, rayon), polyester, nylon, acrylic, protein (wool, camel hair, etc) and modacrylic, olefin and spandex (also known as elastane). This business plan is focused on the natural rubber thread business and regaining market share lost to spandex due to the “allergy” scare with NRL.

Spandex, the generic term for elastic thread, was first invented by DuPont. The most notable brand is Lycra, a trademark of Invista (formerly DuPont). Sales of spandex yarns have been sluggish; in 1980 sales amounted to 25,000 tonnes with a drop-off in subsequent years to 20,000 tonnes and finally rebounding back in 1997 to 1980 levels. Compared with the known sales for NRL yarn which has increased dramatically over a similar time period; growing from a low of 50,000 tonnes in 1989 to 146,000 tonnes in 2006, according to a report by Frost and Sullivan.

Spandex producers tend to be very large, well-capitalized, chemical companies such as Invista (USA), Bayer (Germany), Asahi Kasei (Japan) and many others. On the other hand, NRL yarn producers are small, local companies. Spandex is produced from crude oil and natural gas, two non-renewable products, whereas NRL yarns are produced from renewable trees, an agricultural product. The spandex producers do extensive marketing and selling directly through their own employees. The NRL producers do little to no marketing and sell through a mixture of brokers, agents, and jobbers who will sell only on price and availability, and offer no up-selling based on product differentiation. The NRL manufacturing sector lends itself to consolidation with a product that provides clear differentiation, such as that which Vytex NRL yarns would provide. Manufacturers produce in very large quantities and stage for each shipment – 20,000 to 40,000 pounds at a time (20 – 40 foot containers). Natural rubber yarn production has increased from approximately 50,000 tonnes in 1989 to about 135,000 tonnes in 2004, despite “allergy” warnings that have appeared on garments containing NRL yarn.

There are no direct competitors to NRL yarn use in socks, underwear, waistbands, ladies foundation garments and cords (such as bungee). Spandex is a synthetic elastane, and an indirect competitor only that has used the “allergy” issue as a lever to enter these markets at a cost that is several times more expensive. Currently, there are no branded NRL yarns and no advertising of the benefits of a NRL yarn   Spandex, although generically branded, has primarily been used in sportswear, outerwear and other-wear, sheer hosiery, and pantyhose. These markets are not typically markets for natural rubber yarn. Another venue identified is the eco-friendly shoe industry where cork platforms are typically mixed with latex to form the shoe-bed. Vytex NRL provides a compelling green and health story for these niche manufacturers and consumers.

The thread market is very attractive to Vystar and has the potential to become a large sector as the dollar volumes are significant even with a very small percentage of the market converting to Vytex NRL if adopted by one of the large, international textile manufacturers (Hanes, Fruit of the Loom) or thread producer like World Flex Public Company, a leading manufacturer of extruded rubber threads. Vystar may be able to introduce the Vytex NRL brand similarly to the existing branded products. Vystar has identified key thread, clothing and shoe manufacturers and is actively pursuing them.

Catheters*
* Data cited in this section was obtained from Frost & Sullivan’s 2005 report on the U.S. Medical Catheter Markets, available by subscription.

The catheter market is a high growth segment due to the aging population around the world with increasing incidences of urinary incontinence, chronic cardiovascular and cancer-related diseases, and to the evolution of medicine in finding alternative non-invasive techniques to treat patients, which in many cases utilize catheters, particularly with respect to cardiac procedures. There are 4 main catheter products: coronary or cardiovascular, renal or urinary, neurovascular (used to infuse or remove drugs or fluids from the body parts) and infusion or venous access (used to infuse or remove drugs or fluids from the body’s general circulation). There are also a number of specialty catheters used in pulmonary, neonatal, central nervous system and epidural tissue procedures.

Western Europe has 18 of the 19 countries with the highest percentage of the global aging population with the U.S. being the nineteenth. There were 68.2 million people in Western Europe over the age of 65 in 2005, or 17% of that population. This segment is estimated to increase to 25% of the population by the year 2030, with a direct correlation to the increase in the age-related medical conditions. Forty-one percent (41%) of all deaths in the EU were from cardiovascular disease, and more than 50% of all deaths in the U.S. in 2003 were from heart diseases or cancer. Add to this increased healthcare need the fact that the current costs of treating vascular occlusive disease is a major concern and a challenge for the European governments and healthcare providers, due in large part to its burdensome costs.

The primary materials used for catheters, in addition to NRL, are silicone rubber and the thermoplastic elastomers like polyurethane and fluoropolymers. Natural rubber latex’ largest competitive material for catheters is silicone. The catheters and tubing make up the highest single source of medical silicone products – about 32% of the entire medical silicone market (which is not expected to change much through 2012). Two of the greatest perceived benefits of using the silicone material for catheters are that silicone is non-allergenic and provides greater patient comfort, due to its perceived compatibility with antimicrobial coatings. In fact, the number one market driver of the silicone catheters in the U.S., according to Frost and Sullivan, is the allergic reaction to regular NRL catheters, and as a result, healthcare providers around the world have been willing to pay the higher premium for the silicone catheters, due solely to the allergic reactions to latex catheters and the litigation and other claims that have occurred and are feared to result from using latex.

However, with the advent of Vytex NRL, these silicone marketing advantages no longer exist. The virtually non-detectable active antigenic protein count of the Vytex NRL eliminates the greatest advantage silicone had, which was its non-allergenic nature. Since there is little to no advantage that silicone has over NRL in terms of being compatible with antimicrobial coatings, and NRL is less that one-half the cost of silicone, there would be little reason to use silicone in place of Vytex NRL. In fact, even the independent Frost & Sullivan reports indicate that a high restraint and an obstacle to growth of the silicone catheter market are the higher costs of the silicone versions. Additionally, there are certain lobbying groups that continue to push other materials instead of silicone.

In 2005 the revenue for silicone catheters and tubing in Western Europe was €50M which is estimated to translate to 34,399,120 units. The projections for 2006 and 2007 were for more than a 4% increase each year, and the projections for 2008 and 2009 include a 5.5% and 5.7% increase, respectively, with a jump in 2010 to 7%. This amounts to approximately 38 million, 40 million, and 42 million units of silicone catheters and tubing for Western Europe for each of the years 2008, 2009 and 2010, respectively. There is approximately 28 grams of NRL in each catheter unit, and the pricing of silicone catheters and tubing amount to approximately €3.0 to €8.0, or $4 to nearly $11 per pound – a significant price increase over the current pricing for NRL or for Vytex NRL. The estimates of unit usage in the U.S. for the same years of 2008, 2009 and 2010 for all types of catheters include 36 million, 38 million, and 40 million respectively.

The healthcare market in both the U.S. and Western Europe is very cost sensitive, with widespread adoption of cost-cutting, group purchasing and cost management initiatives generally. Given this highly cost-conscious nature of the healthcare markets in both the United States and Europe, it is very reasonable to predict that within a year or two after regulatory approval, Vytex NRL could capture a solid percentage of the silicone catheter market. Given these predictions, it is anticipated that catheters made with Vytex NRL could be available for sale in Western Europe towards the end of 2010, and towards the end of 2011 in the U.S.

The other measurable market share for catheters includes the thermoplastic elastomer (TPE) - made catheters, like polyurethane (TPU). Western Europe uses far more catheters made of this TPE/TPU material than does the U.S. In Western Europe the estimated projected volume in tonnes for this material for years 2008, 2009 and 2010 is between 5,000 to 6,000 tonnes.

Some of the greatest obstacles in the use of TPU for catheters include the high cost of creating a medical grade of TPE/TPU material, which in 2003 was priced between $1.70 and $3.00 per pound. As discussed with silicone above, the greatest advantage of using TPE/TPU was the non-allergenic nature of its material, which is virtually eliminated with the Vytex NRL. Due to the high cost of the manufacturing of and the negatively perceived toxic qualities of medical device-grade TPE materials, Vystar reasonably believes it will capture a greater percentage of the TPE catheter market sooner.

One of the other competing materials for catheters, PVC, has been virtually eliminated in the marketplace due to the environmental concerns, particularly those containing di-ethylhexylphthalate (DEHP) as a plasticizer. NRL was used as an alternative to PVC when these environmental issues became known.

The world wide projections of catheters already made with NRL amount to 5,125 tonnes for the year 2007. Taking a conservative average growth rate similar to the U.S. and European silicone and TPE catheter markets, the NRL catheter market would increase at an annual average of 5.5% from 2008 through 2010, resulting in NRL usage of 5,407, 5,704 and 6,018 tonnes in each of those years. At 28 grams per NRL catheter, this would translate to approximately 193 million, 203 million, and 214 million units, respectively for each of the years 2008, 2009 and 2010. Vystar reasonably predicts an even easier transition from existing NRL material to Vytex NRL. Once regulatory approvals have been received products manufactured with Vytex NRL can expect to enter the US market in late 2011.

Generally, the catheter market is viewed as “relatively saturated”, and so the need for new innovations is rather acute according to some industry experts. Despite the saturation, the market is viewed as still dynamic enough and receptive to such innovations. Given the greater ease of its entry into the medical device market in Western Europe, as compared to the United States, the EU is one of our initial target markets for promoting Vytex NRL for catheters.

Plan of Operation & Funding Requirements

Vystar’s forecasted spending requirements for the next six (6) months are expected to be fully met by existing investment funds and projected revenues.   If our currently outstanding warrants from our last private placement are exercised at a rate consistent with the exercise of warrants form prior offerings, we will have sufficient capital to finance our operations for the next twelve (12) months.

The following are several key milestones in our operational plan that have been identified.

•	Completing licensing agreements with manufacturers to produce NRL in India and Central and South America.

•
Design, conduct and publish two human skin studies conducted by the faculty of the Departments of Dermatology at two leading universities to test the effect of Vytex NRL on latex allergic patients (Type 1- Immediate, or IgE antibody-mediated   allergic reactions).

•
As FDA 510(k) approval and clearance to market both a Vytex NRL condom and a medical exam glove have been attained, management will concentrate its operations in sales and marketing activities to generate manufacturers of products utilizing our Vytex NRL process and to significantly raise the public’s awareness of the benefits of purchasing products utilizing our process.

Agreements with Universal Capital Management, Inc.

Universal Capital Management, Inc. (“UCM”) is a venture capital company that invests in development stage, emerging growth and/or later stage companies where management has no clear exit strategy and/or companies in need of supplemental management skills, at times providing managerial, strategic and financial expertise to those companies it believes have significant upside potential.  UCM invests in a variety of industries where its managers have direct experience or the ability to call on colleagues and consultants who have such experience.  Specific industries include: Consumer Products, Business Services, Healthcare Services, Medical devices and Nanotechnology. UCM may invest in equity, equity-related securities, a combination of debt and equity instruments as well as other beneficial ownership interest. These interests may include warrants, options, and convertible or exchangeable securities. In connection with UCM investments they will, from time to time, provide management recruiting services, assist with the strategic planning process and provide managerial assistance on issues such as personnel, real estate, marketing, capital expenditures and other related matters.  UCM may also provide guidance for financial and tax reporting services for its portfolio companies as well as cash management, treasury, auditing and other business services.

On January 31, 2008, the Company entered into a Management Agreement with Universal Capital Management, Inc. ("UCM"), a publicly held business development company. Pursuant to the terms of this Agreement, Vystar engaged UCM to provide management services and other assistance including strategic planning, investment banking consultation and investor introduction services, and, investor relations services, pursuant to which,  the Company issued UCM warrants to purchase 1,000,000 shares of its common stock at an exercise price of $0.01. These warrants are exercisable in whole or in part at or before January 31, 2013. This agreement expired effective April 30, 2008.

On April 30, 2008, the Company entered into an additional management and agreement with UCM pursuant to which UCM agreed to provide management services including day-to-day managerial assistance on issues such as employment, payroll, benefits, real estate leasing, utility utilization, capital expenditures, personnel and other related matters, financial reporting services, tax reporting services and accounts payable services. Pursuant to the terms of this Agreement, UCM was issued warrants to purchase 500,000 shares of the Company's common stock at an exercise price of $2.00 per share. The warrants are exercisable in whole or in part at or before April 30, 2013. In the event that the Company elects to extend the Management Agreement for an additional year term beyond the first year of the Agreement, the Company has agreed to issue additional warrants to purchase 500,000 shares of its common stock at an exercise price of $0.01 per share. This agreement expired effective April 30, 2009.

On August 15, 2008, the Company entered into an additional agreement with UCM whereby UCM agreed to assist the Company in registering its shares publicly, securing market makers and other similar services with respect to any FINRA application and OTC Bulletin Board approval as well as provide management assistance with certain responsibilities unique to a publicly held entity.  In consideration for these services, the Company agreed to issue 600,000 shares of its common stock, contingent upon the registration statement of which this prospectus is a part becoming effective with respect to the distribution of such shares to the UCM stockholders. That structure has been abandoned by the Company and accordingly, that agreement has terminated in accordance with its terms.

Private Placements

Vystar completed a private placement of its common stock and warrants to purchase common stock to accredited investors in May 2009. In the offering, the Company issued 1,477,000 shares of its common stock at a price of $2.00 per share. For each two (2) shares of common stock purchased, the investor received a warrant to purchase one (1) share of our common stock at $1.00 per share for a period of two (2) years from the date of issue.  The Company began a private placement of up to 1,000,000 shares of its common stock at $2.00 per share on November 2, 2009.  For each two (2) shares of common stock purchased, the investor received a warrant to purchase one (1) share of our common stock at $1.50 per share for a period of one (1) year from the date of issue and a warrant to purchase one (1) share of our common stock at $3.25 per share for a period of two (2) years from the date of issue.   No shares or warrants have been issued as of the date of this prospectus, as supplemented.

GOVERNMENT REGULATION

In the United States, healthcare and many food and food-based packaging products are subject to regulation by the Food and Drug Administration (FDA).  Management believes that Vystar is not itself subject to regulation by the FDA due to the fact that it does not manufacture a finished medical device or other product, but only provides Vytex NRL as a component or raw material to healthcare or other product manufacturers.  However, there will be FDA regulation of the labeling of healthcare and food-based packaging products that are produced with Vytex NRL. Additionally, the FDA prohibits the use of the term “hypoallergenic” on any natural rubber latex product it regulates.  In order to make any such claim, the latex product manufacturer must seek a waiver from the FDA of such regulatory prohibitions.  Commentary by the FDA in its guidance documents and other rulings indicate that the prohibition on the use of the “hypoallergenic” label is based, at least in part, on the fact that, although the use of the term “hypoallergenic” in such labeling may be intended to indicate that the risk of allergic reaction to residual levels of processing chemicals has been reduced, consumers may interpret the labeling to mean that the risk of allergic reactions to any component in the device would be minimal.  Thus the hypoallergenic label is deemed misleading.  There can be no assurance, however, that we will succeed in securing FDA approval for any claim regarding the “hypoallergenic” or reduced allergy potential of latex produced with the Vytex NRL process.  Failure to secure, if required, such FDA approval, could delay or otherwise detrimentally affect our introduction to natural rubber latex healthcare and/or food packaging products regulated by the FDA.  Notwithstanding, the medical or food packaging manufacturer will be able to use the Vytex NRL trademark on its label if size permits to indicate only that the Vytex NRL component was used in the production of the healthcare product, and no further claim is asserted.  We believe that we will be able to provide sufficient testing data to the FDA to support our claim with respect to the natural rubber latex antigenic proteins present in Vytex NRL.

MANAGEMENT

Our executive officers and directors and their respective ages and positions as of October 28, 2009, are as follows:

Name	Age	Title
William R. Doyle	52	Chairman of the Board, President and Chief Executive Officer (3)
Sandra G. Parker	55	Executive Vice President of Sales and Business Development
Matthew P. Clark	36	Vice President of Technical Sales
Linda S. Hammock	59	Acting Chief Financial Officer
J. Douglas Craft	46	Director (1)(2)(3)
Joseph C. Allegra, MD	61	Director (2) (3)
W. Dean Waters	44	Director (1)(2)
Mitsy Y. Mangum	46	Director (1)

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Executive Committee.

Set forth below is biographical information concerning executive officers, other officers, directors and advisors:

Executive Officers

William R. Doyle, Chairman of the Board, President and Chief Executive Officer, joined Vystar in 2004 as Vice President Sales& Marketing.  He became President and Chief Operating Officer in December 2005.  He became Chairman of the Board, President and Chief Executive Officer of Vystar in March 2008, upon Mr. Honeycutt’s retirement.  Prior to that, Mr. Doyle served as Vice President of Marketing, Women’s Health, for Matria Healthcare, Inc., a disease management company, from  1999 to 2004. Mr. Doyle spearheaded the initial branding efforts at Matria as well as held responsibility for sales development, training, public relations, and marketing. He has worked in many aspects of healthcare industry for over twenty years encompassing manufacturing, sales, marketing and advertising. In addition to Matria, he has experience with such companies as Isolyser Company, Inc., McGaw, Inc., Lederle Laboratories (now Wyeth), and in an advertising capacity for Novartis Ophthalmics. Mr. Doyle is a member of the Board of Directors of the Georgia Chapter of the March of Dimes. He holds a Bachelor of Science in Biochemistry from Penn State University and Master of Business Administration from Pepperdine University.

Sandra Parker, Executive Vice President of Sales And Business Development, brings over 25 years of extensive management experience to Vystar in business development, strategic planning, sales and marketing with the leading distribution, hospital, manufacturing, group purchasing and trade association companies in the healthcare industry.  Ms. Parker most recently served as senior manager for Kimberly-Clark Healthcare where she was the architect for their expansion into non-hospital markets from  1999 to 2008.  She currently serves as Chair of Professional Women in Healthcare, a national organization of women executives. She is a graduate of the Jackson School of Nursing in Miami.

Matthew P. Clark, Vice President Technical Services, has been an executive officer of Vystar since December 2006, and is responsible for day-to-day Vystar operations as well as IP, trademark and product development. Mr. Clark was an employee of Reactive Energy, LLC from January 2000 to October 2008, and thereafter joined Vystar as Vice President of Administration. A co-patent holder on the process to reduce the allergenicity of natural rubber latex prior to vulcanization, Mr. Clark is a key company contact for latex industry leaders. He is co-author of four technical papers, “Technological and Physical Properties of a New, Low Antigenic Protein Natural Rubber Latex”, “The Business Aspects of Vytex, an Ultra Low Protein Natural Rubber Latex”, “Vytex ™ Natural Rubber Latex: A Proposed Industry Standard for the Manufacture of Commercial Natural Rubber Products”, and “Vytex ™ Natural Rubber Latex: An Innovative Source Material for Natural Rubber Products Prior to Vystar, he had supervisory roles at Isolyser from  1995 to 2000 and Globe Ticket and Label Company thereafter. He is a graduate of Gwinnett Technical Institute.

Linda S. Hammock, Acting Chief Financial Officer, has been Vystar’s Acting Chief Financial Officer since September 2007.  She has more than 25 years of experience in accounting and financial management and has spent the past 12 years providing consulting services to companies as a part-time CFO and/or controller. For the past three years, Ms. Hammock has been affiliated with Accounting Professionals Network, a provider of professional financial management to companies not requiring it on a full-time basis. Prior to that, she provided part-time CFO and/or controller services through Linda S. Hammock, CPA, as well as through Resources Connection (now Resources Global Professionals) and Callaway Partners (now Huron Consulting Group). She has served as an executive officer with companies in the health care and banking industries. Hammock holds a Master of Accountancy degree from the University of Georgia, is a Certified Public Accountant, and a member of the American Institute of CPAs and the Georgia Society of CPAs.

Other Officers

Dawn E. Ely, JD, General Counsel and Chief Legal Officer, has been Vystar’s acting Chief Legal Officer since April 2006.  She has more than 17 years of healthcare and technology law experience, most of which has been as an in-house attorney simultaneously managing legal and operational divisions of small, large, public, private, venture-backed and governmental organizations. Ms. Ely was employed by Agfa Corporation from September 2000 to December 2004. Thereafter, Ms. Ely served as the Interim General Counsel of Coloplast Corp., the regional headquarters of an international medical device company from June 2006 to December 2006 which partially coincided with her part-time work as Vystar’s Chief Legal Officer. She has also served as chief counsel imaging division, global regulatory counsel healthcare, and regional head of regulatory affairs and quality assurance organizations for Agfa and its Americas regional headquarters, serving as the global regulatory expert, strategist and legal counsel for the medical device business, which included product licensing, labeling, marketing, good manufacturing practices and privacy/security regulations. Prior to this, Ms. Ely served as the Vice President of Legal & Administrative Affairs for a venture-backed disease management company, ProMedex, Inc. also managing the human resources department and creating the legal strategy for the company, as well as handling all legal and contractual matters. She is a dual-majored, distinguished honors major B.A. graduate of the University of Virginia, and earned her law degree at Mercer University in Macon, Ga.

Directors

J. Douglas Craft, Director, joined Vystar’s Board of Directors in October 2006.  Since 1983, Mr. Craft has been the founder and chief executive officer of Atlanta-based Medicraft Inc., one of the largest independent distributors for Medtronic Spinal Products worldwide. Mr. Craft has more than 25 years experience in the medical device arena and holds a biomedical engineering degree from Mississippi State University.

Joseph C. Allegra, MD, Director, was previously a member of Vystar’s Board of Directors from April 2008 to June 2009, and recently rejoined Vystar’s Board of Directors in September 2009.  Dr. Allegra is the founder/owner of various limited liability companies in the Atlanta area including Diamond II Investments, Oncology Molecular Imaging, and Pediatric Urgent Care.  He is also the owner of Cyberlogistics, Inc and is a partner with the Seraph Group.  Dr. Allegra has held various professorships and chairmanships as a practicing oncologist.  He has an undergraduate degree in Chemistry from Temple University and obtained his MD from the Milton S. Hershey Medical Center of the Pennsylvania State University.

Mitsy Y. Mangum, Director, joined Vystar’s Board of Directors in October 2008.  From July 2009 to present, Ms Mangum has been Vice President, Investments, WMS, RPC at MidSouth Capital, Inc., an independent investment banking firm in Atlanta, GA.  From July 2004 to July 2009, Ms. Mangum was a Vice President-Investments, Financial Advisor WMS, RPC with Raymond James & Associates in the Atlanta area. Ms. Mangum is an accomplished investment professional with over 22 years of financial service and industry experience both from the retail side as well as the institutional side. Ms. Mangum maintains an in-depth knowledge of the financial markets, professional money management and managing portfolios. She has a Bachelor of Science in Business Administration / Management from College of Charleston.

W. Dean Waters, Director, joined Vystar’s Board of Directors in October 2008.  Mr. Waters joined Commerce Street Capital’s bank development group as a Senior Vice President in August of 2008 and is responsible for helping community bank management teams raise capital for initial and primary offerings.  Prior to joining Commerce Street Capital, Mr. Waters was the Managing Partner and Founder of Poseidon Capital Investments, LLC, a lease finance consulting and futures trading firm based in Atlanta, GA . He was also Senior Vice President, Director and one of the founding members of the Capital Markets Group within GMAC Commercial Finance’s Equipment Finance Division. Before that, he was Managing Director of equity distributions of Bank of America Leasing & Capital Group.  He received a Bachelor of Science in Economics from East Carolina University in Greenville, N.C., and earned an M.B.A., with honors, from Wake Forest University in Winston-Salem, N.C. Mr. Waters holds a FINRA Series 62 and 63 securities license.

Advisors

Seth Goldberg, Special Advisor to the Board, is responsible for assisting Vystar in developing regulatory strategies to bring Vytex NRL to market. Goldberg has been a partner in the Washington D.C. based law firm of Steptoe & Johnson since 1985. Mr. Goldberg’s law practice focuses on chemical and environmental regulation, with principal clients including multinational companies and national trade associations. Mr. Goldberg frequently assists clients in developing regulatory strategies to bring products to market and minimize the impact of government regulation. Mr. Goldberg received a B.A. from the State University of New York in Binghamton and a J.D. from Stanford Law School.

Mark C. Swanson, Technical Advisor, is an immunochemist of 30 years working for the Mayo Foundation, Rochester, MN. He graduated in 1978 from St. Cloud State University, St. Cloud, MN with degrees in bio-medical science and chemistry. He founded Quan-Tec-Air, Inc. in 1985. The company is dedicated to the quantification of asthmagenic bio-aerosols using specialized sampling, filtration and immunoassay techniques. The combination of air sampling expertise and de novo immunoassay design and implementation makes him a unique and valuable resource for immuno-aero-biological health hazard assessment. He is contacted frequently by industry and agencies interested in evaluating workplace bio-aerosols and their remedies.

Catharine Carole Calkins Burke, Ph.D., Technical Advisor, Skilled biomedical researcher capable of analyzing experiments, data, and information; creative and resourceful in generating ideas and solving problems; recognized by colleagues, peers and professors for initiating and developing ideas within the scope of defined projects, while ensuring quality of work. Dr. Calkins holds a Ph.D. degree in Pharmacology from Wayne State University and Bachelors of Science degree in Chemistry/Biochemistry from San Jose State University.

Vystar Technical Advisory Board. The Vystar Technical Advisory Board is comprised of many leading healthcare experts involved in the ongoing development and implementation of Vytex NRL. The board members include professionals from large healthcare purchasing groups, RNs and surgeons. The board ensures that the ever-changing needs of the healthcare community are addressed.

Board Composition and Election of Directors

Our board of directors currently consists of five members. There are no family relationships among any of our directors or executive officers. In accordance with the terms of our bylaws, our board of directors is composed of one class. As a result, our entire board of directors will be elected each year at our annual meeting of shareholders.

Our bylaws provide that the authorized number of directors may be changed only by resolution of our board of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled by vote of a majority of our directors then in office.

Director Independence

Under Rule 4350 of the Nasdaq Marketplace Rules, independent directors must comprise a majority of a listed company’s board of directors within one year of listing. In addition, Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. While Vystar does not currently qualify for listing on Nasdaq and will likely not qualify for some time after the date of this prospectus, it does intend to seek such listing as soon as possible and will comply with its Marketplace Rules immediately. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Nasdaq Marketplace Rule 4200(a)(15), a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a public company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the public company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In September 2008, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Craft, Waters or Allegra or Ms. Mangum, representing four of our five directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Nasdaq Marketplace Rule 4200(a)(15). Our board of directors also determined that Messrs. Craft, Waters and Ms. Mangum, who comprise our audit committee, satisfy the independence standards for those committees established by applicable SEC rules and the Nasdaq Marketplace Rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an executive committee, an audit committee and a compensation committee. Each committee will operate under a charter that will be approved by our board of directors.

Executive Committee

The members of the Executive Committee are Messrs. Doyle, Craft and Allegra.  Mr. Doyle chairs the Executive Committee.

The role of Vystar’s Executive Committee is to oversee operations of the Board and personnel matters and if necessary, to act on behalf of the Board during on-demand activities that occur between meetings (these acts are later presented for full board review). Working on behalf of the full Board of Directors, this Committee will provide an opportunity for detailed examination of current policy issues facing Vystar, develop policy recommendations for consideration by the Board, and provide general oversight for the overall direction and operations of Vystar.

Audit Committee

The members of our audit committee are Messrs. Craft and Waters, and Ms. Mangum. Mr. Waters chairs the audit committee. Our board of directors has determined that each audit committee member satisfies the requirements for financial literacy under the current requirements of the Nasdaq Marketplace Rules. Mr. Waters is an “audit committee financial expert,” as defined by SEC rules and satisfies the financial sophistication requirements of The NASDAQ Global Market. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and resolution of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

All audit and non-audit services, other than de minimus non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Audit Committee Charter

We have adopted an Audit Committee Charter which sets out the duties and responsibilities of our Audit Committee. The Audit Committee Charter is available on our website at www.vytex.com.  Any amendments to the Charter, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee

The members of our compensation committee are Messrs. Craft, Waters and Allegra. Mr. Waters chairs the compensation committee. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

•	determining our chief executive officer’s compensation;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules; and

•	preparing the compensation committee report required by SEC rules.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Compensation Committee Charter

We have adopted a Compensation Committee Charter which sets out the duties and responsibilities of our Compensation Committee. The Compensation Committee Charter is available on our website at www.vytex.com.  Any amendments to the Charter, or any waivers of its requirements, will be disclosed on our website.

 Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at www.vytex.com.  Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Since our formation, we have not paid cash compensation to any director for his service as a director. However, we have historically reimbursed our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings.

Our president and chief executive officer has not received any compensation in connection with his service as a director. The compensation that we pay to our president and chief executive officer is discussed in the “Executive Compensation” section of this prospectus.

The following table sets forth information regarding compensation earned by our non-employee directors during 2006-2008 for Mr. Craft, and for 2008 for Dr. Allegra,  Mr. Waters and Ms. Mangum.

Name	Fees Earned or Paid in Cash	Option Awards (1)	Total
Douglas Craft(2)	$0	$78,642	$78,642
Joseph C. Allegra, MD(3)	$0	$35,981	$35,981
W. Dean Waters (4)	$0	$10,715	$10,715
Mitsy Y. Mangum (4)	$0	$10,715	$10,715

(1)
Represents the dollar amount of share-based compensation expense recognized for financial statement reporting purposes pursuant to SFAS 123R during 2006 through December 31, 2008, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option grants are set forth in Note 8 to our financial statements included elsewhere in this prospectus.

(2)	Represents warrants to purchase 180,000 shares of our common stock with a weighted average exercise price of $1.14 per share.

(3)
Represents warrants to purchase 60,000 shares of our common stock with a weighted average exercise price of $1.42 per share.(4)Represents warrants to purchase 20,000 shares of our common stock with an exercise price of $1.63 per share.

Executive Compensation

Compensation Discussion and Analysis

Overview

Our compensation committee was recently elected by our board of directors. Going forward, the compensation committee of our board of directors will oversee our executive compensation program. In this role, the compensation committee will review and approve annually all compensation decisions relating to our named executive officers. Our historical executive compensation programs were developed and implemented by our board of directors consistent with practices of other venture-backed, privately-held companies. Prior to this offering, our compensation programs, and the process by which they were developed, were less formal than that typically employed by a public company. During this time, our board of directors generally benchmarked our executive compensation on an informal basis by comparing our executives’ compensation to our estimates of executive compensation paid by companies in our industry and region that are also comparable to us in size, revenue, financial condition and capital investment. We refer to this group as our private company peer group. The board of directors and the compensation committee intend to continue to formalize their approach to the development and implementation of our executive compensation programs.

Objectives and Philosophy of Our Executive Compensation Programs

Our compensation committee’s primary objectives with respect to executive compensation are to:

•	attract, retain and motivate talented executives;

•
promote the achievement of key financial and strategic performance measures by linking short- and long-term cash and equity incentives to the achievement of measurable corporate and, in some cases, individual performance goals; and

•	align the incentives of our executives with the creation of value for our stockholders.

  To achieve these objectives, the compensation committee will evaluate our executive compensation program with the goal of setting compensation at levels the committee believes are competitive with those of our private company peer group. In addition, our executive compensation program will tie a substantial portion of each executive’s overall compensation to key strategic, financial and operational goals such as our financial and operational performance, the growth of our customer base, new development initiatives and the establishment and maintenance of key strategic relationships. We will also provide a portion of our executive compensation in the form of stock options that vest over time, which we believe helps to retain our executives and aligns their interests with those of our shareholders by allowing them to participate in the longer term success of our company as reflected in stock price appreciation.

We compete with many other companies for executive personnel. Accordingly, the compensation committee will generally target overall compensation for executives to be competitive with that of our private company peer group. Variations to this targeted compensation may occur depending on the experience level of the individual and market factors, such as the demand for executives with similar skills and experience.

Components of Our Executive Compensation Program

The primary elements of our executive compensation program will be:

•	base salary;

•	cash incentive bonuses;

•	equity incentive awards;

•	change of control benefits; and

•	insurance, retirement and other employee benefits and compensation.

We do not have any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, our compensation committee will establish these allocations for each executive officer on an annual basis. Our compensation committee will establish cash compensation targets based primarily upon informal benchmarking data, such as comparing the compensation of our executives to companies in our private company peer group, as well as the performance of our company as a whole and of the individual executive and executive team as a whole. Our compensation committee will establish non-cash compensation based upon this informal benchmarking data, the performance of our company as a whole and of the individual executive and executive team as a whole, the executives’ equity ownership percentage and the amount of their equity ownership that is vested equity. We believe that the long-term performance of our business is improved through the grant of stock-based awards so that the interests of our executives are aligned with the creation of value for our shareholders.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our chairman and chief executive officer, our former chairman and chief executive officer and two other executive officers during 2006, 2007 and 2008. We refer to these executive officers (other than Mr. Honeycutt, our former chairman and chief executive officer) as our “named executive officers” elsewhere in this prospectus.  As discussed above, prior to the date hereof, our Board of Directors developed and implemented compensation consistent with practices of other venture-backed, privately-held companies.  During such period and until April 2008, none of our executive officers had formal employment agreements.  As such, our compensation programs, and the process by which they were developed, were less formal than that typically employed by a public company.  Rather, our Board of Directors generally determined the compensation of our executive officers on an informal basis by comparing such compensation to their estimates of executive compensation paid by comparable companies.

Options granted to our executive officers generally provided for vesting of such option over a period of time.  All options granted to William R. Doyle and Matthew P. Clark have vested.  50,000 of such options granted to Sandra Parker vested upon grant, and the remainder vest at a rate of 50,000 on each of April 1, 2009, 2010 and 2011.

		Option	All Other
	Salary	Awards	Compensation	Total
Name and Principal Position	($)	($)(1)	($)(2)	($)
William R. Doyle
Chairman and Chief Executive Officer

2008	$169,519	$1,172,747	$2,283	$1,344,549
2007	$168,750	$-	$2,422	$171,172
2006	$154,808	$154,909	$-	$309,717

Travis Honeycutt (3)
Former Chairman and Chief Executive Officer
2008	$20,914	$-	$2,904	$23,818
2007	$196,875	$-	$12,574	$209,449
2006	$136,859	$-	$9,541	$146,400

Sandra Parker (4)
Executive Vice President of Sales and Business Development
2008	$126,750	$147,134	$4,370	$278,254
2007	$-	$-	$-	$-
2006	$-	$-	$-	$-

Matthew P. Clark
Vice President of Technical Sales
2008	$70,659	$167,535	$16,308	$254,501
2007	$75,833	$30,388	$16,327	$122,549
2006	$60,577	$-	$8,943	$69,520

Linda S. Hammock (5)
Acting Chief Financial Officer
2008	$-	$-	$-	$-
2007	$-	$-	$-	$-
2006	$-	$-	$-	$-

(1)
Valuation of these options is based on the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS 123R with respect to 2007, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option grants are set forth in Note 8 to our financial statements included elsewhere in this prospectus. The individual awards reflected in this summary compensation table are further summarized below under “Outstanding Equity Awards at Fiscal Year End.”

(2)	Amounts consist of medical, life insurance and disability insurance premiums paid by us on behalf of the named executive officer.

(3)	Mr. Honeycutt resigned as chairman and chief executive officer of Vystar in March, 2008.

(4)	Ms. Parker was not an employee in 2006 or 2007.

(5)
Ms. Hammock is an employee of Accounting Professional Network ("APN"), a provider of professional financial management services to companies. The Company is billed by APN on a periodic basis for Ms. Hammock's services. APN was paid $69,888 and $6,070 in 2008 and 2007, respectively, for Ms. Hammock's services.

Employment Agreements

On November 11, 2008, Vystar entered into an Employment Agreement with William R. Doyle to continue to serve as Vystar’s President, Chief Executive Officer and Chairman of the Board of Directors. The term of the Agreement is effective until terminated by either party in accordance with the terms of the Agreement. Under the Agreement, Mr. Doyle receives a base salary of $185,000 per year, as such base salary may be adjusted by the Board of Directors, and an annual bonus equal to a maximum of 125% of Mr. Doyle’s base salary based on the success of the Company in meeting its objectives, as determined by the Board of Directors; provided, that no cash bonus is payable to Mr. Doyle on any date unless he is employed by the Company on that date. The amount of the annual bonus is determined by the Board of Directors based on the percentage of achievement of the stated company objectives, which have not been finalized as of the date of this prospectus. Notwithstanding, if the Company does not meet at least 90% of its stated objectives, the Board of Directors may choose not to award Mr. Doyle any portion of his annual bonus in the sole and complete discretion of the Board, which may include either no bonus or some other amount the Board chooses, not to exceed the 125%. The effective date of the annual bonus calculation is the Company’s fiscal year-end and is payable in one or more installments as determined by the Board of Directors beginning in the first quarter of the following fiscal year. Mr. Doyle’s Employment Agreement is terminable at will by the Company for cause or without cause as defined in the Agreement. However, if Mr. Doyle’s employment is terminated by Vystar without cause, Vystar is obligated to pay Mr. Doyle compensation earned through the date of termination plus a severance payment equal to six (6) months base salary from the date of termination payable as if he had remained an employee of the Company, plus, assuming Mr. Doyle complies with non-compete and non-solicitation covenants contained in the Employment Agreement, an amount equal to 75% of Mr. Doyle’s base salary amount for the one (1) year period after the date of termination. If Mr. Doyle is terminated for cause or he terminates the Employment Agreement without cause, he is only entitled to compensation accrued through the date of termination.

On April 1, 2008, Vystar entered into an Employment Agreement with Sandra Parker to serve as Vystar’s Executive Vice President Sales and Marketing. The Employment Agreement was amended on July 1, 2009. The term of the Agreement continues unless a party gives the other party notice of intent to not renew 90 days prior to each annual anniversary date, unless earlier terminated as described below. Under the Agreement, Ms. Parker receives a base salary of $125,000 per year plus, if earned, a bonus based on Ms. Parker’s sales quotas from July 1, 2009 to June 30, 2010. Such base salary and sales quotas may be adjusted from year-to-year. Further, Ms. Parker is entitled to a monthly bonus of 1% of Total Raw Material Revenue, if any, and 2% of the Total License Revenue, if any. Ms. Parker was granted a total of 200,000 stock options at an exercise price of $1.00 per share, 50,000 of which vested immediately upon execution of the Employment Agreement and 50,000 of which vest on each of the next three anniversaries of the Employment Agreement. Ms. Parker’s Employment Agreement is terminable at will by the Company for cause or without cause as defined in the Agreement. However, if Ms. Parker’s employment is terminated by Vystar without cause, Vystar is obligated to pay Ms. Parker compensation earned through the date of termination plus a severance payment equal to three (3) months base salary plus any earned commissions or bonuses, plus employee benefits from the date of termination payable as if she had remained an employee of the Company. If Ms. Parker is terminated for cause or she terminates the Employment Agreement without cause, she is only entitled to compensation through the date of termination.  In connection with the amendment, Ms. Parker’s title was changed to Executive Vice President of Sales and Business Development.

No other officers of the Company are parties to Employment Agreements.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to the value of all unexercised options previously awarded to our named executive officers as of December 31, 2008:

Name	Number of Securities Underlying Unexercised Options Exercisable(#)	Number of Securities Underlying Unexercised Options Unexercisable (1)(#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Options Exercise Price ($)	Option Expiration Date
William R. Doyle	300,000			1.00	12/2/2014
	100,000			1.50	4/28/2015
	500,000			1.00	10/1/2016
	1,750,000			1.00	2/11/2018
Matthew P. Clark	100,000			1.00	1/1/2017
	250,000			1.00	2/11/2018
Sandra Parker	50,000	150,000	150,000	1.00	4/1/2018

(1)	The remaining unvested portion of the option grants to Sandra Parker vest 50,000 each on April 1, 2009, 2010 and 2011.

2004 Long-Term Incentive Compensation Plan

Our 2004 Long-Term Incentive Compensation Plan, as amended, which we refer to as the 2004 Plan, was adopted by our board of directors in 2004 and amended in 2009. A maximum of 10,000,000 shares of common stock were authorized for issuance under the 2004 Plan.

The 2004 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants and directors are eligible to receive awards under the 2004 Plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2004 Plan, our board of directors administers the 2004 Plan and, subject to any limitations in the 2004 Plan, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•
the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Pursuant to the terms of the 2004 Plan, in the event of a change in control of our company, each outstanding option under the 2004 Plan will vest, but the holders shall have the right, assuming the holder still maintains a continuous service relationship with us, immediately prior to such dissolution or liquidation, to exercise the option to the extent exercisable on the date of such dissolution or liquidation.

In the event of a merger or other reorganization event, our board of directors shall have the discretion to provide for any or all of the following: (a) the acceleration of vesting or the termination of our repurchase rights of any or all of the outstanding awards, (b) the assumption or substitution of all options by the acquitting or succeeding entity or (c) the termination of all options that remain outstanding at the time of the merger or other reorganization event.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are fully vested at all times. The 401(k) plan allows for matching contributions to be made by us. We currently match dollar for dollar on the first three percent (3%) of compensation and $.50 on each dollar of the next two percent (2%) of compensation. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

LIMITATION OF LIABILITY AND INDEMNIFICATION

Articles of Incorporation and Bylaws

As permitted by Georgia law, provisions in our articles of incorporation and bylaws limit or eliminate the personal liability of our directors. Our articles of incorporation and bylaws limit the liability of directors to the maximum extent permitted by Georgia law. Georgia law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Georgia law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Georgia law as so amended.

As permitted by Georgia law, our articles of incorporation and bylaws also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and executive officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our articles of incorporation and bylaws are in addition to any other remedies that may be available in law or in equity.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the three years ended December 31, 2006, Vystar made payments to Reactive Energy, LLC, a company wholly-owned by Travis Honeycutt, the Company’s former CEO, for management fees and contract services including office reimbursements. At December 31, 2007, there was a balance due Reactive Energy, LLC of $36,453. During 2006 and 2005, the Company advanced cash and made payments on behalf of Climax Global Energy, Inc. (“Climax”), a company controlled by the Company’s former CEO, in the amounts of $12,795 and $242,654, respectively. At September 30, 2009, the balance due from Climax was $152,949, which is repayable in three payments of $5,000 each during the balance of 2009 and a final payment of $137,949 on January 31, 2010. Climax is in a pre-revenue, research and development mode, and has raised capital through private placements. The payment of the Climax Note triggers the Company’s obligation for severance of its former CFO.  At December 31, 2007 and 2006, the Company also has accrued severance of $81,250 payable to the Company’s former CFO, Glen Smotherman. Mr. Smotherman has agreed to payment of this liability beginning at the earlier of payment in full of the Climax receivable or the Company’s achievement of specific sales goals. When payment begins, the liability will be satisfied in 24 equal monthly payments.

In February 2008, the Company’s former CEO surrendered 4,900,000 shares of the Company’s common stock issued to him during 2004. These shares were returned to the Company, thereby being available for reissuance  and decreasing the outstanding shares of the Company by 4,900,000 shares.

In March 2008, Travis Honeycutt, Founder and CEO, retired from the Company.

PRINCIPAL SHAREHOLDERS

  The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2009 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our voting securities.

The “Percentage of Shares Beneficially Owned” column is based on a total of 12,787,274 shares of our common stock outstanding as of September 30, 2009.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 30, 2009 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Vystar Corporation, 3235 Satellite Boulevard, Building 400, Suite 290, Duluth, Georgia 30096.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned

5% Stockholders:
Travis W. Honeycutt Gainesville, GA	2,497,000		19.53%
Margaret S. Honeycutt Gainesville, GA	2,497,000		19.53%
Universal Capital Management, Inc. 2601 Annand Dr., #16 Wilmington, DE 19808	1,500,000	(1)	10.80%
Glen Smotherman Norcross, GA	1,000,000		7.82%

Directors and Executive Officers
William Doyle*	2,650,000	(2)	17.17%
Matthew Clark*	571,667	(3)	4.34%
Sandra Parker*	115,282	(4)	.89%
Linda S. Hammock*	10,000	(5)	.08%
J. Douglas Craft (6)	290,000		2.23%
Atlanta, GA
Joseph C. Allegra, MD (7)	375,000		2.91%
Atlanta, GA
W. Dean Waters (8)	204,334		1.59%
Atlanta, GA
Mitsy Y. Mangum (8)	105,000.82%
Atlanta, GA
All directors and officers (as a group)	4,321,283		26.29%

* Address for all asterisked is the Company headquarters at: 3235 Satellite Blvd., Bldg, 400, Ste 290, Duluth, GA 30096.
(1)	Includes warrants to acquire 600,000 shares of common stock at $.01 per shares and warrants to acquire 500,000 shares of common stock at $2.00 per share.
(2)	Consists of options to acquire 2,650,000 shares of common stock at $1.00 per share.
(3)
Consists of 200,000 shares of common stock owned directly and options to acquire 350,000 shares of common stock at $1.00 per share and options to acquire 21,667 shares of common stock at $1.63 per share.

(4)	Consists of options and warrants to acquire shares of common stock at $1.00 per share.
(5)	Consists of options to acquire shares of common stock at $1.63 per share.
(6)	Includes options and warrants to acquire 240,000 shares of common stock at a weighted average price of $1.26 per share.
(7)	Includes options and warrants to acquire 100,000 shares of common stock at a weighted average price of $1.50 per share.
(8)	Includes options and warrants to acquire 80,000 shares of common stock at a exercise price of $1.63 per share.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our articles of incorporation and bylaws are summaries only, and they are qualified by reference to complete versions of our articles of incorporation and bylaws, copies of which are available upon request.

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.0001 per share, and 15,000,000 shares of preferred stock, par value $0.0001 per share, all of which preferred stock is undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

As of September 30, 2009, there were 12,787,274 shares of common stock issued and outstanding. As of September 30, 2009, there were 210 stockholders of record of our capital stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. An election of directors by our shareholders shall be determined by a plurality of the votes cast by the shareholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors is authorized to issue shares of preferred stock in one or more series without shareholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. As of April 30, 2008, there are no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

 Options and Warrants

As of September 30, 2009, options to purchase 5,175,000 shares of common stock and warrants to purchase 2,523,409 shares of common stock, at a weighted-average exercise price of $1.15 per share were outstanding.  The warrants and options are not exercisable on a cashless basis, except for 375,282 warrants and 3,400,000 options owned by officers and directors of the Company.

Shareholder Action; Special Meeting of Shareholders; Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our articles of incorporation and our bylaws provide that any action required or permitted to be taken by our shareholders at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our articles of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the shareholders can only be called by our chairman of the board, our president or chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders, including proposed nominations of candidates for election to the board of directors. Shareholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the shareholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next shareholder meeting shareholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a shareholder, such as electing new directors or approving a merger, only at a duly called shareholders meeting and not by written consent.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Island Capital Management, LLC.

Over-the-Counter Bulletin Board

Our shares of common stock are traded on the Over-the-Counter Bulletin Board under the symbol “VYST.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this distribution and offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this distribution and offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants or in the public market after this offering, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this offering, we will have outstanding an aggregate of  12,787,274 shares of common stock.

Rule 144

In general, under Rule 144, beginning November 7, 2009, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In general, under Rule 144, a person may sell shares of our common stock acquired pursuant to this prospectus immediately upon the distribution or purchase of such shares, without regard to volume limitations or the availability of public information about us, if the person is not our affiliate and has not been our affiliate at any time during the preceding three months.

Beginning November 7, 2009, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 125,517 shares immediately after this offering; and

•
the average weekly trading volume in our common stock on the OTC Bulletin Board or other national securities exchange during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the various restrictions, including the availability of public information about us, holding period and volume limitations, contained in Rule 144.

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for us by Greenberg Traurig, LLP, Atlanta, Georgia.

EXPERTS

The financial statements as of December 31, 2008 and 2007, and for each of the two years in the period ended December 31, 2008, and the period from February 2, 2000 (date of inception) to December 31, 2008 included in this Prospectus have been audited by Tauber & Balser P.C., an independent registered public accounting firm, as stated in their report dated September 15, 2008 appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing, and by Habif, Arogeti  & Wynne, LLP, an independent registered public accounting firm as stated in their report dated March 18, 2009 appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. On November 1, 2008, the partners and staff of Tauber & Balser P.C.  joined with Habif, Arogeti & Wynne, LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock that are being offered for resale. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

VYSTAR CORPORATION
 (A Development Stage Company)

FINANCIAL STATEMENTS

PAGE

AUDITED FINANCIAL STATEMENTS

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	F-4

BALANCE SHEETS AT DECEMBER 31, 2008 AND 2007	F-6

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 AND FOR THE PERIOD FROM FEBRUARY 2, 2000 (INCEPTION) TO DECEMBER 31, 2008	F-7

STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 AND FOR THE PERIOD FROM FEBRUARY 2, 2000 (INCEPTION) TO DECEMBER 31, 2008	F-8

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 AND FOR THE PERIOD FROM FEBRUARY 2, 2000 (INCEPTION) TO DECEMBER 31, 2008	F-10

NOTES TO FINANCIAL STATEMENTS	F-11

UNAUDITED FINANCIAL STATEMENTS

BALANCE SHEETS AT JUNE 30, 2009 AND DECEMBER 31, 2008	F-27

STATEMENTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM FEBRUARY 2, 2000 (INCEPTION) TO JUNE 30, 2009	F-28

STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND FOR THE PERIOD FROM FEBRUARY 2, 2000 (INCEPTION) TO JUNE 30, 2009	F-29

STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM FEBRUARY 2, 2000 (INCEPTION) TO JUNE 30, 2009	F-31

NOTES TO FINANCIAL STATEMENTS	F-32

VYSTAR CORPORATION
 (A Development Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Vystar Corporation

We have audited the accompanying balance sheet of Vystar Corporation (a development stage company (the “Company”) as of December 31, 2008, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended and for the period from February 2, 2000 (date of inception) to December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vystar Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended and for the period from February 2, 2000 (date of inception) to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Habif, Arogeti & Wynne, LLP
Atlanta, Georgia
March 18, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Vystar Corporation

We have audited the accompanying balance sheet of Vystar Corporation (a development stage company) (the “Company”) as of December 31, 2007, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vystar Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Tauber & Balser, P.C.
Atlanta, Georgia
September 15, 2008

VYSTAR CORPORATION
 (A Development Stage Company)
BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS

CURRENT ASSETS
Cash	$956,655	$573,177
Investments	750,000	-
Note receivable due from related party	60,000	40,000
Prepaid expenses	44,938	23,078
Other	1,217	15,000
TOTAL CURRENT ASSETS	1,812,810	651,255

PROPERTY AND EQUIPMENT, NET	15,307	14,915

OTHER ASSETS
Note receivable due from related party, net of current
portion shown above and allowance for uncollectible amount
of $120,205 at December 31, 2008 and 2007	17,744	80,204
Patents and trademarks, net	83,570	42,147
Other	5,887	5,887

TOTAL ASSETS	$1,935,318	$794,408

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$74,498	$16,913
Accounts payable - related party	36,453	36,453
Accrued expenses	129,155	150,654
TOTAL CURRENT LIABILITIES	240,106	204,020

LONG-TERM LIABILITIES	12,574	15,730

TOTAL LIABILITIES	252,680	219,750

STOCKHOLDERS' EQUITY
Preferred stock, $0.0001 par value, 10,000,000 shares authorized;
none issued and outstanding	-	-
Common stock, $0.0001 par value, 25,000,000 shares authorized;
11,951,774 and 15,148,320 shares issued and outstanding at
December 31, 2008 and 2007, respectively	1,195	1,515
Additional paid-in capital	10,466,302	4,699,545
Deferred compensation	(18,384)	-
Deficit accumulated during development stage	(8,766,475)	(4,126,402)
TOTAL STOCKHOLDERS' EQUITY	1,682,638	574,658

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,935,318	$794,408

The accompanying notes are an integral part of these financial statements.

VYSTAR CORPORATION
(A Development Stage Company)
STATEMENTS OF OPERATIONS

			Period From February 2,
	Year Ended	Year Ended	2000 (Inception) To
	December 31, 2008	December 31, 2007	December 31, 2008

NET SALES	$227	$-	$227

COST AND EXPENSE
Research and development	403,196	427,530	2,118,746
General and administrative	4,258,949	712,315	6,555,801
	4,662,145	1,139,845	8,674,547

LOSS FROM OPERATIONS	(4,661,918)	(1,139,845)	(8,674,320)

OTHER INCOME (EXPENSE)
Interest income	22,930	20,416	43,346
Provision for note receivable from related party	-	(120,205)	(120,205)
Loss on disposal of assets	-	-	(13,400)
Interest expense	(1,031)	-	(1,842)
Other expense	(54)	-	(54)

NET LOSS	$(4,640,073)	$(1,239,634)	$(8,766,475)

Basic and Diluted Loss per Share	$(0.40)	$(0.09)

Basic and Diluted Weighted Average Number of
Common Shares Outstanding	11,522,901	14,495,395

The accompanying notes are an integral part of these financial statements.

VYSTAR CORPORATION
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS’ EQUITY

	Number of Shares	Common Stock	Additional Paid-in Capital	Stock Subscription Receivable	Deferred Compensation	Deficit Accumulated During Development Stage	Total
Beginning Balance, 2/2/00 (Inception)	-	$-	$-	$-	$-	$-	$-
Common stock issued to founder of Vystar LLC	2,500,000	250	(250)	-	-	-	-
Net loss	-	-	25,311	-	-	(25,311)	-
Ending Balance, 12/31/00	2,500,000	250	25,061	-	-	(25,311)	-

Net loss	-	-	4,808	-	-	(4,808)	-
Ending Balance, 12/31/01	2,500,000	250	29,869	-	-	(30,119)	-

Net loss	-	-	4,275	-	-	(4,275)	-
Ending Balance, 12/31/02	2,500,000	250	34,144	-	-	(34,394)	-

Common stock cancelled at merger of Vystar LLC	(2,500,000)	(250)	250	-	-	-	-
Common stock issued to founders of Vystar Corporation	2,825,000	283	3,817	(4,100)	-	-	-
Net loss	-	-	-	-	-	-	-
Ending Balance, 12/31/03	2,825,000	283	38,211	(4,100)	-	(34,394)	-

Additional founders' shares of common stock issued	8,475,000	847	(847)	4,100	-	-	4,100
Common stock issued in private placement memorandum at $1.00/share during 2004, net of issuance costs of $74,833	692,000	69	617,098	(10,000)	-	-	607,167
Share-based compensation to employees vested during 2004	-	-	5,868	-	-	-	5,868
Net loss	-	-	-	-	-	(500,154)	(500,154)
Ending Balance, 12/31/04	11,992,000	1,199	660,330	(10,000)	-	(534,548)	116,981

Common stock issued in private placement memorandum at $1.00/share during Jan 2005, net of issuance costs of $3,900	78,000	8	74,092	10,000	-	-	84,100
Common stock issued in private placement memorandum at $1.50/share during 2005, net of issuance costs of $71,806 cash and $9,451 non-cash	795,674	80	1,112,173	-	-	-	1,112,253
Share-based compensation to employees vested during 2005	-	-	32,760	-	-	-	32,760
Share-based payments for services vested during 2005	-	-	50,232	-	-	-	50,232
Net loss	-	-	-	-	-	(1,265,923)	(1,265,923)
Ending Balance, 12/31/05	12,865,674	1,287	1,929,587	-	-	(1,800,471)	130,403

Common stock issued with warrants in private placement memorandum at $1.50/share during 2006, net of issuance costs of $82,643 cash and $8,404 non-cash	823,131	82	1,143,569	-	-	-	1,143,651
Common stock issued for exercise of warrants	19,000	2	9,498	-	-	-	9,500
Common stock issued for services rendered during June, 2006, valued at $1.00/share	7,500	1	7,499	-	-	-	7,500

Common stock issued for services rendered during September, 2006, valued at $1.00/share	2,500	-	2,500	-	-	-	2,500

Common stock issued for services rendered during October, 2006, valued at $1.00/share	6,000	1	5,999	-	-	-	6,000

Common stock issued for services rendered during December, 2006, valued at $1.00/share	36,490	4	36,486	-	-	-	36,490
Share-based compensation to employees vested during 2008	-	-	204,659	-	-	-	204,659
Share-based payments for services vested during 2006	-	-	2,803	-	-	-	2,803
Net loss	-	-	-	-	-	(1,086,297)	(1,086,297)
Ending Balance, 12/31/06	13,760,295	$1,377	$3,342,600	$-	$-	$(2,886,768)	$457,209

The accompanying notes are an integral part of these financial statements.

VYSTAR CORPORATION
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS’ EQUITY
(CONTINUED)

	Number of Shares	Common Stock	Additional Paid-in Capital	Stock Subscription Receivable	Deferred Compensation	Deficit Accumulated During Development Stage	Total

Ending Balance, 12/31/06	13,760,295	$1,377	$3,342,600	$-	$-	$(2,886,768)	$457,209
Common stock issued with warrants in private placement memorandum at $1.50/share during 2007, net of issuance costs of $61,911 cash and $9,648 non-cash	597,501	60	824,632	-	-	-	824,692
Common stock issued for exercise of warrants	757,399	76	379,374	-	-	-	379,450

Common stock issued for services rendered during January, 2007, valued at $1.00/share	2,500	-	2,500	-	-	-	2,500

Common stock issued for services rendered during February, 2007, valued at $1.00/share	4,000	-	4,000	-	-	-	4,000
Common stock issued for services rendered during March, 2007, valued at $1.00/share	14,200	1	14,199	-	-	-	14,200
Common stock issued for services rendered during April, 2007, valued at $1.00/share	9,925	1	9,924	-	-	-	9,925
Common stock issued for services rendered during June, 2007, valued at $1.00/share	2,500	-	2,500	-	-	-	2,500
Share-based compensation to employees vested during 2007	-	-	97,502	-	-	-	97,502
Share-based payments for services vested during 2007	-	-	22,314	-	-	-	22,314
Net loss	-	-	-	-	-	(1,239,634)	(1,239,634)
Ending Balance, December 31, 2007	15,148,320	1,515	4,699,545	-	-	(4,126,402)	574,658

Common stock issued in private placement memorandum at $1.50/share during 2008, net of issuance costs of $375 cash	5,000	-	7,125	-	-	-	7,125
Contribution of founder's stock	(4,900,000)	(490)	490	-	-	-	-
Common stock issued for services rendered during March, 2008, valued at $1.00/share	5,000	-	5,000	-	-	-	5,000
Common stock issued for services rendered during April, 2008, valued at $1.00/share, net of issuance costs of $4,080 non-cash	59,080	6	54,994	-	-	-	55,000
Common stock issued for services rendered during May, 2008, valued at $1.50/share	1,333	-	2,000	-	-	-	2,000
Common stock issued for services rendered during May, 2008, valued at $1.63/share	3,374	1	5,499	-	-	-	5,500
Common stock issued for services rendered during December, 2008, valued at $2.00/share	10,500	1	20,999	-	-	-	21,000
Common stock issued in private placement memorandum at $2.00/share during 2008, net of issuance costs of $91,371 cash and $17,162 non-cash	1,189,000	119	2,286,509	-	-	-	2,286,628

Common stock issued for exercise of warrants during 2008, net of issuance costs of $7,317 cash	430,167	43	211,224	-	-	-	211,267
Share-based compensation to employees vested during 2008	-	-	1,572,276	-	-	-	1,572,276
Share-based payments for services vested during 2008, net of issuance costs of $21,916 non-cash	-	-	1,545,695	-	(1,545,695)	-	-
Amortization of deferred compensation during 2008	-	-	-	-	1,527,311	-	1,527,311
Forgiveness of debt by founder	-	-	54,946	-	-	-	54,946
Net loss	-	-	-	-	-	(4,640,073)	(4,640,073)
Ending Balance, December 31, 2008	11,951,774	$1,195	$10,466,302	$-	$(18,384)	$(8,766,475)	$1,682,638

The accompanying notes are an integral part of these financial statements.

VYSTAR CORPORATION
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

			Period From February 2,
	Year Ended	Year Ended	2000 (Inception) To
	December 31, 2008	December 31, 2007	December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,640,073)	$(1,239,634)	$(8,766,475)
Adjustment to reconcile net loss to net cash used in operating activities
Stock-based compensation expense	1,660,776	152,936	2,162,524
Provision on related party note receivable	-	120,205	120,205
Amortization of deferred compensation	1,527,312	-	1,527,312
Forgiveness of debt by founder	54,946	-	54,946
Depreciation	7,928	6,603	24,070
Amortization	2,991	2,384	8,852
Loss on disposal of assets	-	-	13,400
(Increase) decrease in assets
Prepaid expenses	(50,374)	(12,456)	(81,650)
Other	13,783	(14,079)	(10,893)
Increase (decrease) in liabilities
Accounts payable	57,585	14,696	74,498
Accounts payable - related party	-	-	36,453
Accrued expenses	(21,499)	(71,851)	129,155
Other	(3,156)	(1,708)	46,968

Net cash used in operating activities	(1,389,781)	(1,042,904)	(4,660,635)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investment	(750,000)	-	(746,210)
Advances to related party - note receivable	-	-	(257,908)
Proceeds on related party note receivable	42,460	5,000	59,959
Cost of patents and trademarks	(15,901)	(12,802)	(55,710)
Purchase of equipment	(8,320)	-	(52,778)

Net cash used in investing activities	(731,761)	(7,802)	(1,052,647)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock, net of issuance costs of $142,221, $71,559 and $464,817 for the years ended December 31, 2008, December 31, 2007 and from inception to December 31, 2008, respectively	2,505,020	1,204,145	6,669,937

Net cash provided by financing activities	2,505,020	1,204,145	6,669,937

NET INCREASE IN CASH	383,478	153,439	956,655

CASH - BEGINNING OF PERIOD	573,177	419,738	-

CASH - END OF PERIOD	$956,655	$573,177	$956,655

The accompanying notes are an integral part of these financial statements.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

History and Nature of Business
Vystar Corporation (“Vystar” or the “Company”) is the creator and exclusive owner of the innovative technology to produce Vytex™ Natural Rubber Latex ("NRL"). This technology reduces antigenic protein in natural rubber latex products to virtually undetectable levels in both liquid NRL and finished latex products.  Vystar intends to introduce Vytex NRL, its new “low protein” natural rubber latex, throughout the worldwide marketplace that uses NRL or latex substitutes as a component of manufactured products .   Natural rubber latex is used in an extensive range of products including balloons, textiles, footwear and clothing (threads), adhesives, foams, furniture, carpet, paints, coatings, protective equipment, sporting equipment, and, especially health care products such as condoms, surgical and exam gloves. The Company plans to produce Vytex™ through toll manufacturing agreements and intends to introduce Vytex NRL into the supply channels with aggressive, targeted marketing campaigns directed to the end users.  During 2008, the Company signed an agreement with Revertex (Malaysia) for the production of Vytex NRL.  Revertex will be a non-exclusive, toll manufacturer for Vystar and is in full production mode to manufacture Vytex NRL commercially.

Vystar LLC, the predecessor to the Company, was formed February 2, 2000, as a Georgia limited liability company by Travis W. Honeycutt. The Company’s operations under the LLC entity were focused substantially on the research, development and testing of the Vytex NRL process, as well as attaining intellectual property rights. In 2003, the Company reorganized as Vystar Corporation, a Georgia Corporation, at which time all assets and liabilities of the limited liability company became assets and liabilities of Vystar Corporation, including all intellectual property rights, patents and trademarks.

Development Stage
Since inception as Vystar LLC on February 2, 2000, the Company’s activities have been devoted primarily to the development of the NRL and the raising of capital. Vystar Corporation is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results could differ from these estimates.

Concentration of Credit Risk
Certain financial instruments potentially subject the Company to concentrations of credit risk.   These financial instruments consist primarily of cash, investments (unsecured certificate of deposit) and, as discussed in Note 9, an unsecured related party note receivable.  Cash held in operating accounts in many cases exceeds the Federal Deposit Insurance Corporation, or FDIC, insurance limits.  While we monitor cash balances in our operating accounts on a regular basis and adjust the balances as appropriate, these balances could be impacted if the underlying financial institutions fail.  The certificate of deposit, in the amount of $750,000, is held with Royal Bank of Canada and is insured for $250,000 by the FDIC.  To date, we have experienced no loss or lack of access to our cash; however, we can provide no assurances that access to our cash will not be impacted by adverse conditions in the financial markets.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment
Property and equipment is stated at cost.  Depreciation is provided by the use of the straight-line and accelerated methods for financial and tax reporting purposes over the estimated useful lives of the assets, generally 5 years.

Patents and Trademarks
Patents are carried at cost and are being amortized on a straight-line basis over their estimated useful lives, or 20 years.  Trademarks are carried at cost and since their estimated life is indeterminable, no amortization is recognized.  Instead, they are evaluated for impairment.

Impairment of Long-lived Assets
Long-lived assets, including property and equipment and intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets is based on discounted cash flows and the fair value of the asset .

Fair Value of Financial Instruments
The Company’s financial instruments consist of cash, investments, note receivable due from related party, accounts payable and accrued expenses.  The carrying values of cash, investments, accounts payable and accrued expenses approximate fair value because of their short maturities.  The Company is not able to estimate the fair value of its related party receivable because of the financial circumstances of the related party and its related party aspects.

Investments
At December 31, 2008 the Company held a certificate of deposit in the amount of approximately $750,000 which matures April 11, 2009.

Income Taxes
The Company follows Statement of Financial Accounting Standards (“SFAS”)  No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax bases of assets and liabilities and for net operating loss carryforwards that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences or carryforwards are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Loss Per Share
The Company follows SFAS No. 128, “Earnings Per Share,” resulting in the presentation of basic and diluted earnings per share.  Because the Company reported a net loss in 2008 and 2007, common stock equivalents, including stock options and warrants, were anti-dilutive; therefore, the amounts reported for basic and dilutive loss per share were the same.  Excluded from the computation of diluted loss per share were options to purchase 3,287,500 shares and 1,162,667 shares of common stock for 2008 and 2007, respectively, as their effect would be anti-dilutive.  Warrants to purchase 2,690,779 shares and 627,725 shares of common stock for 2008 and 2007, respectively, were also excluded from the computation of diluted loss per share as their effect would be anti-dilutive.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development Costs
Research and development costs are expensed when incurred.  Research and development costs include all costs incurred related to the research, development, and testing of the Company’s process to produce Vytex NRL.

Recently Adopted Pronouncements

On January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurement.  The standard applies when assets or liabilities are required or allowed to be measured at fair value; it does not expand the use of fair value in any new circumstance.  In February 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except for those that are disclosed in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008.  The Company adopted SFAS No. 157 on a prospective basis and the impact did not have a material effect on its results of operations, financial position, or cash flows.

Recently Issued Pronouncements

In June 2006 the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes . FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes . Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 was effective for the Company at the beginning of the annual period ending December 31, 2008.  In December 2008, the FASB issued FSP FIN 48-3, which deferred the effective date of FIN 48 for certain enterprises to the beginning of the annual period ending December 31, 2009.  Management has elected to defer the application of FAS FIN 48, Accounting for Uncertain Tax Positions in accordance with FSP FIN 48-3. The Company will continue to follow FAS 5, Accounting for Contingencies, until it adopts FIN 48.  The provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year.  We are presently evaluating whether the adoption of this interpretation will have a material impact on our financial statements.

On December 4, 2007, the FASB issued SFAS No. 141R, Business Combinations . SFAS No. 141R requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to expand disclosures about the nature and financial effect of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Since the standard is generally applicable only for acquisitions completed in the future, we are unable to determine the effect this standard would have on the accounting for such acquisitions.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Pronouncements (Continued)

In April 2008, the FASB directed the FASB Staff to issue FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets . FSP FAS 142-3 amends the factors that should be considered in developing a renewal or extension assumptions used for purposes of determining the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets . FSP FAS 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other generally accepted accounting principles. FSP FAS 142-3 is effective for the Company January 1, 2009. We are currently evaluating the potential impact of the adoption of FSP 142-3 on our results of operations, financial position and cash flows.

NOTE 2 – OPERATIONS

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.  The Company has incurred significant losses and experienced negative cash flow since its inception.  Further, at December 31, 2008, the deficit accumulated during the development stage amounted to approximately $8,766,000.

The Company is still in the development stage at December 31, 2008.  During 2008, the Company received approximately $2,505,000, net of issuance costs, through the issuance of 1,624,167 shares of common stock, primarily through a private placement (Note 7) and exercise of warrants. The Company’s product development is proceeding on schedule and management expects to initiate revenue generation no later than the first quarter of 2009.  Successful completion of the Company’s development program and, ultimately, the attainment of profitable operations are dependent upon future events, including acceptance by manufacturers of the Vytex NRL technology and consumer confidence in products manufactured using it.  The Company has added qualified directors and employees to help meet their goals and will continue to monitor available capital to determine if additional equity investments will be required to fulfill its development activities.  Management believes the current business plan is attractive enough to investors to raise additional capital if necessary, but believes current liquid assets are sufficient to allow the Company to continue as a going concern through December 31, 2009.

On November 13, 2008 the Company filed Form S-1, Registration Statement under the Securities Act of 1933, with the United States Securities and Exchange Commission (SEC) to register 500,000 shares of the Company’s common stock previously issued.  In addition, 600,000 shares are being registered that will be issued, when the registration statement is effective, to stockholders of Universal Capital Management, Inc., as discussed in Note 9.  The Company has since amended the initial statement and expects it to be accepted by the SEC around the end of the first quarter of 2009.  The Company plans to have its shares trading on the Over the Counter Bulletin Board (OTCBB) after the registration is effective.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2008 and 2007:

	December 31, 2008	December 31, 2007

Furniture and fixtures	$15,347	$15,347
Equipment	23,431	15,111
	38,778	30,458
Accumulated depreciation	(23,471)	(15,543)

	$15,307	$14,915

Depreciation expense for the years ended December 31, 2008 and 2007 was $7,928 and $6,603, respectively.

NOTE 4 – PATENTS AND TRADEMARKS

Patents represent legal and other fees associated with the registration of patents.  The Company has two patents and two provisional patent submissions with the United States Patent and Trade Office (USPTO) as well as an international PCT (Patent Cooperation Treaty) patent.

The Company has incurred legal and other fees associated with its application to the USPTO for trademark protection for “Vystar”, “Vytex”, and “Created by Nature.  Recreated by Science.” during 2008.

Patents and trademarks are as follows:

	December 31, 2008	December 31, 2007

Patents	$86,884	$48,008
Accumulated amortization	(8,852)	(5,861)
	78,032	42,147
Trademarks	5,538	-

	$83,570	$42,147

Amortization expense for the years ended December 31, 2008 and 2007 was $2,991 and $2,384, respectively.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 5 – COMMITMENTS

The Company is obligated under operating leases for its corporate office and office equipment expiring through December 31, 2010.

Aggregate minimum future lease payments are as follows:

Years Ending
December 31	Amount

2009	$61,068
2010	67,953

Total	$129,021

Rent expense approximating $54,000 and $56,000 is included in general and administrative expense for the years ended December 31, 2008 and 2007, respectively.

NOTE 6 – INCOME TAXES

Differences between the income tax benefit for 2008 and 2007 and the amount determined by applying the statutory federal income tax rate (34%) to the loss before income taxes were as follows:

	2008	2007
Statutory rate	(34.0)%	(34.0)%
State income taxes, net of federal deduction	(6.0)	(6.0)
Valuation allowance	40.0	40.0
	-%	-%

Significant components of the Company’s deferred tax assets are as follows as of December 31:

	2008	2007

Deferred tax assets:
Net operating loss carryforwards	$2,007,000	$1,368,000
Stock-based compensation	1,397,000	157,000
Other	86,000	109,000
Net deferred tax asset before valuation allowance	3,490,000	1,634,000

Valuation allowance	(3,490,000)	(1,634,000)
Net deferred tax asset	$-	$-

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 6 – INCOME TAXES (CONTINUED)

Deferred income taxes result from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and for net operating loss carryforwards.  A valuation allowance is provided against deferred tax assets for which it is more likely than not that the asset will not be realized. The ultimate realization of deferred tax assets is dependant upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible.  The change in the total valuation allowance for the years ended December 31, 2008 and 2007 was an increase of $1,856,000 and $495,000, respectively.

As of December 31, 2008, the Company had net operating loss carryforwards of approximately $5,016,000, expiring during the years ending December 31, 2024 through 2028.  This amount can be used to offset future taxable income of the Company.

NOTE 7 – STOCKHOLDERS’ EQUITY

Common Stock and Warrants
The Company’s predecessor company, Vystar LLC, issued 2,500,000 shares of its common stock at inception in February 2000 to its founder.  These shares were cancelled and re-issued by Vystar Corporation at merger in December 2003.  Also during 2003, Vystar Corporation issued 325,000 shares to its remaining founders for $4,100.  During 2004, the Company issued an additional 8,475,000 shares to its founders in order to adjust the number of issued and outstanding shares at that time.

During the period from November 2004 through January 13, 2005, the Company issued 770,000 shares of its common stock in a private placement for proceeds of $691,267, net of issuance costs of $78,733.

The private placement memorandum was amended on December 28, 2004.  Under the terms of the amendment and subsequent revisions on April 10, 2006 and September 25, 2006, the Company issued 795,674 shares in 2005 for proceeds of $1,112,253, net of issuance costs of $71,806 cash and $9,451 non-cash; 823,131 shares in 2006 for proceeds of $1,143,651, net of issuance costs of $82,643 cash and $8,404 non-cash; 597,501 shares in 2007 for proceeds of $824,692, net of issuance costs of $61,911 cash and $9,648 non-cash and 5,000 shares in 2008 for proceeds of $7,125, net of issuance costs of $375 cash, prior to its closing in April 2008.  All of the shares issued were common stock.  Terms of the memorandum included issuing warrants to purchase an aggregate of 1,308,965 shares of common stock at $.50 per share.  During 2008 and 2007, 423,167 and 755,899 shares issued in the private placement, respectively, were purchased through the exercise of the warrants.  The unexercised warrants, representing 26,000 shares, expired during 2008.

During 2005 the Company issued stock purchase warrants to purchase 17,300 shares of common stock at an exercise price of $.50 in exchange for services rendered with the private placement, valued at $9,451. The warrants are exercisable until January 2010 and vested immediately.

During 2006 the Company issued stock purchase warrants to purchase 36,233 shares of common stock at exercise prices ranging from $1.00 to $1.50 per share in exchange for services rendered, valued at $11,499.  The warrants are exercisable for periods ranging from 2011 to 2016 and vested immediately.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 7 – STOCKHOLDERS’ EQUITY (CONTINUED)

Common Stock and Warrants (Continued)

During 2006 the Company issued 52,490 shares of common stock for services rendered valued at $52,490.

During 2007 the Company issued stock purchase warrants to purchase 126,525 shares of common stock at exercise prices ranging from $.50 to $1.50 in exchange for services rendered, valued at $34,320.  The warrants are exercisable for periods ranging from 2009 through 2017 and vested immediately.

During 2007 the Company issued 33,125 shares of common stock for professional services valued at $33,125.

During February 2008 the Company’s former CEO surrendered 4,900,000 shares of the Company’s common stock issued to him during 2004.  These shares were cancelled and returned to the Company for future re-issue, eliminating the need to increase the Company’s number of authorized shares.

On May 5, 2008, the Company initiated an equity raise through a private placement projected at $3,000,000 at completion, through an issuance of 1,500,000 shares of common stock and warrants to purchase an additional 750,000 shares of common stock at $1.00 per share.  On October 31, 2008 the Company closed the offering after receiving $2,378,000 and issuing 1,189,000 shares of common stock and warrants to purchase an additional 594,500 shares of common stock.

At December 31, 2008, as discussed in Note 9, the Company recognized an increase of $54,946 in additional paid-in-capital resulting from forgiveness of debt by the former CEO.

During 2008 the Company issued stock purchase warrants to purchase 1,924,721 shares of common stock at exercise prices ranging from $.01 to $2.00 in exchange for services rendered, valued at $1,769,916.  The warrants are exercisable for periods ranging from 2012 through 2018 and vested immediately.

During 2008 the Company issued 79,287 shares of common stock for professional services valued at $88,500, including 4,080 shares valued at $4,080 for services rendered in connection with the Company’s private placement memorandum.

NOTE 8 – STOCK-BASED COMPENSATION

In December 2004 the Financial Accounting Standards Board (“FASB”) issued SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”).  SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees , and amends SFAS No. 95, Statement of Cash Flows ..  Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123.  However, SFAS 123(R) requires share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant, net of estimated forfeitures.  Pro forma disclosure is no longer an alternative.

On January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method as permitted under SFAS 123(R) and reflected compensation expense during 2006 in accordance with the transition provisions.  Under the modified prospective method, prior periods are not restated to reflect the impact of adopting the new standard at earlier dates.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 8 – STOCK-BASED COMPENSATION (CONTINUED)

The Company used the Black-Scholes option pricing model to estimate the grant-date fair value of an award granted during 2008 and 2007.  The following assumptions were used:

•	Expected Dividend Yield – because the Company does not currently pay dividends, the expected dividend yield is zero;
•
Expected Volatility in Stock Price – because the Company is not publicly traded, the expected volatility of similar public entities (including companies engaged in the manufacture and/or distribution of medical, surgical, and healthcare supplies) was considered with expected volatility ranging from 22.07% - 34.64%;

•	Risk-free Interest Rate – reflects the average rate on a United States Treasury bond with maturity equal to the expected term of the option, ranging from 1.55 – 4.92%; and
•
Expected Life of Awards – because the Company is still in the development stage and has had minimal experience with the exercise of options or warrants for use in determining the expected life for each award, the simplified method was used to calculate an expected life based on the midpoint between the vesting date and the end of the contractual term of the stock award.

The Company recorded approximately $1,572,000 and $111,000 of stock-based compensation expense for the years ended December 31, 2008 and 2007, respectively, related to employee stock options and stock warrants issued to board members and nonemployees.  Of this, approximately $1,387,000 and $85,000 for the years ended December 31, 2008 and 2007, respectively, was attributable to the fair value of shares issued under the Company’s stock option plan that vested during those periods.  As of December 31, 2008, approximately $128,700 of unrecognized compensation expense related to non-vested share-based awards remains to be recognized over a weighted average period of approximately 2 years.

Stock Options
During 2004, the Board of Directors of the Company adopted a stock option plan (the “Plan”) and authorized up to 4,000,000 shares to be issued under the Plan.  At December 31, 2008, there were 600,000 shares of common stock reserved for issuance under the Plan.  The Plan is intended to permit stock options granted to employees to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (“Incentive Stock Options”).  All options granted under the Plan that are not intended to qualify as Incentive Stock Options are deemed to be non-qualified options.  Stock options are typically granted at an exercise price equal to the fair market value of the Company’s common stock on the date of grant, typically vest over periods up to 4 years and are typically exercisable up to 10 years.  During 2008 options for 2,200,000 shares were issued under the Plan.

The weighted-average assumptions used in the option pricing model for stock option grants were as follows:

	2008	2007
Expected Dividend Yield	-	-
Expected Volatility in Stock Price	23.51%	23.32%
Risk-Free Interest Rate	2.68%	4.68%
Expected Life of Stock Awards - Years	5.1	5
Weighted Average Fair Value at Grant Date	$0.71	$0.30

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 8 – STOCK-BASED COMPENSATION (CONTINUED)

Stock Options (Continued)

The following tables summarize all stock option activity of the Company for the years ended December 31, 2008 and 2007:

	Number of	Weighted Average
	Shares	Exercise Price

Outstanding, December 31, 2006	1,100,000	$1.08

Granted	100,000	$1.00

Outstanding, December 31, 2007	1,200,000	$1.08

Granted	2,200,000	$0.68

Outstanding, December 31, 2008	3,400,000	$1.03

Exercisable, December 31, 2008	3,250,000	$1.03

	Number of	Weighted Average Remaining	Range of
	Shares	Contractual Life (Years)	Exercise Prices

Outstanding, December 31, 2006	1,100,000	8.85	$1.00 - $1.50

Granted	100,000	9.00	$1.00

Outstanding, December 31, 2007	1,200,000	7.94	$1.00 - $1.50

Granted	2,200,000	9.10	$1.00

Outstanding, December 31, 2008	3,400,000	8.34	$1.00 - $1.50

Exercisable, December 31, 2008	3,250,000	8.30	$1.00 - $1.50

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 8 – STOCK-BASED COMPENSATION (CONTINUED)

Warrants

Warrants are issued to third parties as payment for services and in conjunction with the issuance of common stock.  The fair value of each common stock warrant issued for services is estimated on the date of grant using the Black-Scholes option pricing model.  The following weighted average assumptions were used for warrants granted in 2008 and 2007:

	2008	2007
Expected Dividend Yield	-	-
Expected Volatility in Stock Price	22.38%	23.59%
Risk-Free Interest Rate	2.19%	4.35%
Expected Life of Awards, Years	4.3	5

The following table represents the Company’s warrant activity for the years ended December 31, 2008 and 2007:

		Weighted Average		Weighted Average
	Number of	Issuance or	Weighted Average	Remaining
	Warrants	Grant Date Fair Value	Exercise Price	Contractual Life (Years)

Outstanding, December 31, 2006	792,664		$0.52	7.53

Issued in private placement	550,834	$0.50	$0.50
Granted	126,525	$0.36	$1.01
Exercised	(757,399)		$0.50
Expired	(84,899)		$0.50

Outstanding, December 31, 2007	627,725		$1.01	7.38

Issued in private placement	594,500	$1.00	$1.00
Granted	1,924,721	$0.92	$0.76
Exercised	(430,167)		$0.51
Expired	(26,000)		$0.50

Outstanding, December 31, 2008	2,690,779		$0.85	5.14

Exercisable, December 31, 2008	2,690,779		$0.85	5.14

For the period since inception through December 31, 2006, the Company issued warrants to purchase shares of the Company’s common stock for services rendered.  The warrants were issued at exercise prices ranging from $.50 to $1.50 per share, exercisable over periods ranging from five to ten years.  All of the warrants vested immediately.  The fair value of the warrants was calculated as of the date of the grant utilizing the Black-Scholes option pricing model with the following assumptions:  expected dividend yield of 0, stock volatility ranging from 26.17% - 29.93%, 3.36% - 4.34% risk-free interest rate, and a 2.5 to 5 year expected life of the awards.  The total amount of the fair value ($6,095 expense and $14,854 cost of raising capital) was recorded when vesting occurred.  All warrants issued were fully vested within the calendar year in which they were granted.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 8 – STOCK-BASED COMPENSATION (CONTINUED)

Warrants (Continued)

During 2007 the Company issued warrants for services at exercise prices ranging from $.50 to $1.50 per share, exercisable over periods ranging from two to ten years.  All of the warrants vested immediately.  The fair value of the warrants was calculated as of the date of the grant utilizing the Black-Scholes option pricing model and assumptions detailed above.  The total amount of the fair value ($25,875 expense and $8,448 cost of raising capital) was recorded when vesting occurred.

The Company issued warrants for services during 2008 at exercise prices ranging from $1.00 to $2.00 per share, exercisable over periods ranging from four to ten years.  All of the warrants vested immediately.  The fair value of the warrants was calculated as of the date of the grant utilizing the Black-Scholes option pricing model and assumptions as detailed above.  The total amount of the fair value ($185,143 expense, $1,545,695 deferred compensation cost, and $39,078 cost of raising capital) was recorded when vesting occurred.

NOTE 9 – RELATED PARTY TRANSACTIONS

Universal Capital Management

On January 31, 2008, the Company entered into a management agreement with Universal Capital Management, Inc. ("UCM"), a venture capital company that invests in development stage companies. Under this agreement, UCM agreed to provide management services, including assistance with strategic planning, investment banking consultation and investor introduction services, and investor relations services for a period of three months, expiring April 30, 2008.  Pursuant to the terms of this agreement, the Company issued UCM warrants, valued at approximately $1,491,000, to purchase 1,000,000 shares of its common stock at an exercise price of $0.01.  These warrants are exercisable in whole or in part at or before January 31, 2013 and vested immediately.

On April 30, 2008, the Company entered into an additional management agreement with UCM for a period of one year pursuant to which UCM agreed to continue to provide management services, including day-to-day managerial.  Pursuant to the terms of this agreement, UCM was issued warrants, valued at approximately $55,000, to purchase 500,000 shares of the Company's common stock at an exercise price of $2.00 per share.  The warrants are exercisable in whole or in part at or before April 30, 2013 and vested immediately.  In the event that the Company elects to extend the management agreement for an additional one year term beyond the first year of the agreement, the Company has agreed to issue additional warrants to purchase 500,000 shares of its common stock at an exercise price of $0.01 per share.

As a result of these two agreements, UCM held a beneficial ownership of 11.15% in the Company at December 31, 2008.

On August 15, 2008, the Company entered into an agreement with UCM whereby UCM agreed to assist the Company in registering its shares publicly, as well as provide management assistance with certain responsibilities unique to a publicly held entity.  In consideration for these services, the Company agreed to issue 600,000 shares of its common stock to stockholders of UCM, contingent upon the Company’s registration statement becoming effective, on or about the effective date of the registration statement.  The Company intends to recognize this expense, based upon the existing market value of its shares, on that date.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

Climax Global Energy

During 2006 and 2005, the Company advanced cash and made payments on behalf of Climax Global Energy, Inc. (“Climax”), a company controlled by the Company’s former CEO, in the amounts of $12,795 and $242,654, respectively.  At December 31, 2007, the balance due from Climax was $240,409.  Climax is in a pre-revenue, research and development mode and is in the process of raising capital through a private placement memorandum.  While the Company will provide its best efforts to fully collect the balance due, which is unsecured, management has reserved at December 31, 2008 and 2007 approximately $120,000 of the balance remaining due to the uncertainty involved.  As such, the Company recorded a corresponding charge in 2007 of approximately $120,000 in its statement of operations.

On August 15, 2008, the Company entered into an agreement with Climax which specified the payment terms of the note receivable discussed above.  The significant terms were established as follows:  (A) the note is non-interest bearing, (B) a $25,000 payment to be made on or before September 30, 2008, and (C) equal monthly payments of $5,000 will commence in October 2008.  In the event that Climax attains certain financial thresholds as specified in the agreement, receives new third party equity funding exceeding $20 million on a cumulative basis or Climax is sold or completes an initial public offering, the remaining amount due shall become payable thirty days following the end of the calendar year in which the event occurred.  In any event, the note shall be due and payable in full no later than January 31, 2010.  As of December 31, 2008 all payments due under the agreement had been received by the Company.

Travis Honeycutt

During February 2008 Travis Honeycutt, founding CEO, surrendered 4,900,000 shares of the Company’s common stock (Note 7) that had been issued to him during 2004.  On March 21, 2008, he retired from the Company.

At December 31, 2007, the Company had accrued back-pay to the Company’s former CEO in the amount of $54,946.  In July 2008, the former CEO entered into an agreement with the Company foregoing any claims to this back-pay if the Climax receivable was not collected in full by December 31, 2008.  The Company removed the accrued back-pay from its liabilities at December 31, 2008 and recorded an increase in additional paid-in-capital as the forgiveness of debt.  This was considered a capital transaction due to the related party nature of the parties.

During 2008 Travis Honeycutt provided to the Company prospect advisory services in the thread industry and received $9,000 for his services.

Officers and Directors

At March 31, 2008, the Company’s independent director received warrants, valued at approximately $13,000, to purchase 20,000 shares of the Company’s common stock with an exercise price of $1.00.  The warrants are exercisable in whole or in part at or before March 31, 2018 and vested immediately.

On April 1, 2008, the Company added an independent director to its Board of Directors.  At June 30, 2008 the Company’s two independent Board members received warrants, valued at approximately $16,000, to purchase 20,000 shares, each, of the Company’s common stock with an exercise price of $1.00.  The warrants are exercisable in whole or in part at or before June 30, 2018 and vested immediately.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

Officers and Directors (continued)

At September 30, 2008 the Company’s two independent Board members received warrants, valued at approximately $9,000, to purchase 20,000 shares, each, of the Company’s common stock with an exercise price of $1.63.  The warrants are exercisable in whole or in part at or before September 30, 2018 and vested immediately.

On October 1, 2008, the Company added two additional directors to its Board of Directors.

At December 31, 2008 the Company’s four independent Board members received warrants, valued at approximately $10,700, to purchase 20,000 shares, each, of the Company’s common stock with an exercise price of $1.63.  The warrants are exercisable in whole or in part at or before December 31, 2018 and vested immediately.

Other

At December 31, 2008 and 2007, the Company also has accrued severance of $81,250 payable to the Company’s former CFO, Glenn Smotherman.  Mr. Smotherman has agreed to payment of this liability beginning at the earlier of payment in full of the Climax receivable or the Company’s achievement of specific sales goals.  When payment begins, the liability will be satisfied in 24 equal monthly payments.

At December 31, 2008 and 2007, the Company has a balance payable to Reactive Energy, LLC, a company wholly owned by the Company’s former CEO, for management fees and contract services of $36,453.  The Company intends to satisfy this liability upon the effectiveness of its registration statement.

NOTE 10 – DEFINED CONTRIBUTION PLAN

The Company maintains a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis.  Under the 401(k) plan, 100 percent of participants’ contributions up to a maximum of 3 percent of compensation and 50 percent of participants’ contributions up to an additional 2 percent of compensation are matched.  Company costs under the plan were approximately $13,000 for the year ended December 31, 2008; no costs were incurred during   2007.

NOTE 11 – SUBSEQUENT EVENTS

On January 6, 2009, the Company entered into a Distributor Agreement with Centrotrade Minerals & Metals, US and Centrotrade Deutschland, GmbH, Germany, the leading global distributors of latex raw materials, to create a worldwide distribution network for Vytex.  The Company has established the network during the first quarter of 2009.  The agreement provides product storage and distribution services in addition to sales and marketing support as well as exclusive distribution of Vytex products in specified geographic areas and nonexclusive distribution otherwise worldwide.

As previously discussed in Note 2, the Company filed a pre-effective amendment to the Form S-1 Registration Statement Under the Securities Act of 1933 on February 11, 2009.

VYSTAR CORPORATION
 (A Development Stage Company)

FINANCIAL STATEMENTS

JUNE 30, 2009 AND 2008

(UNAUDITED)

PAGE

BALANCE SHEETS AT JUNE 30, 2009 AND DECEMBER 31, 2008	F-29

STATEMENTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM FEBRUARY 2, 2000 (INCEPTION) TO JUNE 30, 2009	F-30

STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND FOR THE PERIOD FROM FEBRUARY 2, 2000 (INCEPTION) TO JUNE 30, 2009	F-31 - F-35

STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM FEBRUARY 2, 2000 (INCEPTION) TO JUNE 30, 2009	F-36

NOTES TO FINANCIAL STATEMENTS	F-37 – F-46

VYSTAR CORPORATION
(A Development Stage Company)
BALANCE SHEETS

	June 30, 2009	December 31, 2008
	(unaudited)
ASSETS

CURRENT ASSETS
Cash	$1,344,735	$956,655
Investments	-	750,000
Note receivable due from related party, net of allowance for uncollectible amount of $90,205 and $120,205 at June 30, 2009 and December 31, 2008, respectively	77,744	60,000
Inventory	52,592	-
Prepaid expenses	36,333	44,938
Deposits	20,064	-
Other	12,004	1,217
TOTAL CURRENT ASSETS	1,543,472	1,812,810

PROPERTY AND EQUIPMENT, NET	11,875	15,307

OTHER ASSETS
Note receivable due from related party, net of current portion shown above	-	17,744
Patents and trademarks, net	101,622	83,570
Other	5,887	5,887

TOTAL ASSETS	$1,662,856	$1,935,318

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$105,254	$74,498
Accounts payable - related party	36,453	36,453
Accrued expenses	153,586	129,155
TOTAL CURRENT LIABILITIES	295,293	240,106

LONG-TERM LIABILITIES	10,259	12,574

TOTAL LIABILITIES	305,552	252,680

STOCKHOLDERS' EQUITY
Preferred stock, $0.0001 par value, 15,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.0001 par value, 50,000,000 shares authorized; 12,656,274 and 11,951,774 shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	1,266	1,195
Additional paid-in capital	11,192,693	10,466,302
Deferred compensation	-	(18,384)
Stock subscription receivable	(1,000)	-
Deficit accumulated during development stage	(9,835,655)	(8,766,475)
TOTAL STOCKHOLDERS' EQUITY	1,357,304	1,682,638

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,662,856	$1,935,318

The accompanying notes are an integral part of these financial statements.

VYSTAR CORPORATION
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(unaudited)

					Period From February 2,
	Three Months Ended		Six Months Ended		2000 (Inception) To
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009

NET SALES	$-	$-	$2,530	$-	$2,757

COST AND EXPENSE
Research and development	45,956	63,561	128,093	290,615	2,246,839
General and administrative	516,769	934,802	983,133	3,293,226	7,538,935
	562,726	998,363	1,111,226	3,583,841	9,785,774

LOSS FROM OPERATIONS	(562,726)	(998,363)	(1,108,696)	(3,583,841)	(9,783,017)

OTHER INCOME (EXPENSE)
Interest income	2,613	2,839	10,236	6,297	53,582
Recovery (provision) for note receivable from related party	-	-	30,000	-	(90,205)
Loss on disposal of assets	-	-	-	-	(13,400)
Interest expense	(701)	-	(720)	-	(2,562)
Other expense	-	(54)	-	(54)	(54)

NET LOSS	$(560,814)	$(995,578)	$(1,069,180)	$(3,577,598)	$(9,835,656)

Basic and Diluted Loss per Share	$(0.05)	$(0.09)	$(0.09)	$(0.31)

Basic and Diluted Weighted Average Number of Common Shares Outstanding	12,376,829	10,854,300	12,165,791	11,422,106

The accompanying notes are an integral part of these financial statements.

VYSTAR CORPORATION
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' EQUITY

	Number of Shares	Common Stock	Additional Paid- in Capital	Stock Subscription Receivable	Deferred Compensation	Deficit Accumulated During Development Stage	Total
Beginning Balance, 2/2/00 (Inception)	-	$-	$-	$-	$-	$-	$-
Common stock issued to founder of Vystar LLC	2,500,000	250	(250)	-	-	-	-
Net loss	-	-	25,311	-	-	(25,311)	-
Ending Balance, 12/31/00	2,500,000	250	25,061	-	-	(25,311)	-

Net loss	-	-	4,808	-	-	(4,808)	-
Ending Balance, 12/31/01	2,500,000	250	29,869	-	-	(30,119)	-

Net loss	-	-	4,275	-	-	(4,275)	-
Ending Balance, 12/31/02	2,500,000	250	34,144	-	-	(34,394)	-

Common stock cancelled at merger of Vystar LLC	(2,500,000)	(250)	250	-	-	-	-
Common stock issued to founders of Vystar Corporation	2,825,000	283	3,817	(4,100)	-	-	-
Net loss	-	-	-	-	-	-	-
Ending Balance, 12/31/03	2,825,000	283	38,211	(4,100)	-	(34,394)	-

Additional founders' shares of common stock issued	8,475,000	847	(847)	4,100	-	-	4,100
Common stock issued in private placement memorandum at $1.00/share during 2004, net of issuance costs of $74,833	692,000	69	617,098	(10,000)	-	-	607,167
Share-based compensation to employees vested during 2004	-	-	5,868	-	-	-	5,868
Net loss	-	-	-	-	-	(500,154)	(500,154)
Ending Balance, 12/31/04	11,992,000	1,199	660,330	(10,000)	-	(534,548)	116,981

Common stock issued in private placement memorandum at $1.00/share during Jan 2005, net of issuance costs of $3,900	78,000	8	74,092	10,000	-	-	84,100
Common stock issued in private placement memorandum at $1.50/share during 2005, net of issuance costs of $71,806 cash and $9,451 non-cash	795,674	80	1,112,173	-	-	-	1,112,253
Share-based compensation to employees vested during 2005	-	-	32,760	-	-	-	32,760
Share-based payments for services vested during 2005	-	-	50,232	-	-	-	50,232
Net loss	-	-	-	-	-	(1,265,923)	(1,265,923)
Ending Balance, 12/31/05	12,865,674	1,287	1,929,587	-	-	(1,800,471)	130,403

Common stock issued with warrants in private placement memorandum at $1.50/share during 2006, net of issuance costs of $82,643 cash and $8,404 non-cash	823,131	82	1,143,569	-	-	-	1,143,651
Common stock issued for exercise of warrants	19,000	2	9,498	-	-	-	9,500
Common stock issued for services rendered during June, 2006, valued at $1.00/share	7,500	1	7,499	-	-	-	7,500
Common stock issued for services rendered during September, 2006, valued at $1.00/share	2,500	-	2,500	-	-	-	2,500
Common stock issued for services rendered during October, 2006, valued at $1.00/share	6,000	1	5,999	-	-	-	6,000
Common stock issued for services rendered during December, 2006, valued at $1.00/share	36,490	4	36,486	-	-	-	36,490
Share-based compensation to employees vested during 2008	-	-	204,659	-	-	-	204,659
Share-based payments for services vested during 2006	-	-	2,803	-	-	-	2,803
Net loss	-	-	-	-	-	(1,086,297)	(1,086,297)
Ending Balance, 12/31/06	13,760,295	$1,377	$3,342,600	$-	$-	$(2,886,768)	$457,209

The accompanying notes are an integral part of these financial statements.

VYSTAR CORPORATION
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS’ EQUITY
(CONTINUED)

	Number of Shares	Common Stock	Additional Paid-in Capital	Stock Subscription Receivable	Deferred Compensation	Deficit Accumulated During Development Stage	Total

Ending Balance, 12/31/06	13,760,295	$1,377	$3,342,600	$-	$-	$(2,886,768)	$457,209
Common stock issued with warrants in private placement memorandum at $1.50/share during 2007, net of issuance costs of $61,911 cash and $9,648 non-cash	597,501	60	824,632	-	-	-	824,692
Common stock issued for exercise of warrants	757,399	76	379,374	-	-	-	379,450
Common stock issued for services rendered during January, 2007, valued at $1.00/share	2,500	-	2,500	-	-	-	2,500
Common stock issued for services rendered during February, 2007, valued at $1.00/share	4,000	-	4,000	-	-	-	4,000
Common stock issued for services rendered during March, 2007, valued at $1.00/share	14,200	1	14,199	-	-	-	14,200
Common stock issued for services rendered during April, 2007, valued at $1.00/share	9,925	1	9,924	-	-	-	9,925
Common stock issued for services rendered during June, 2007, valued at $1.00/share	2,500	-	2,500	-	-	-	2,500
Share-based compensation to employees vested during 2007	-	-	97,502	-	-	-	97,502
Share-based payments for services vested during 2007	-	-	22,314	-	-	-	22,314
Net loss	-	-	-	-	-	(1,239,634)	(1,239,634)
Ending Balance, December 31, 2007	15,148,320	1,515	4,699,545	-	-	(4,126,402)	574,658

Common stock issued in private placement memorandum at $1.50/share during 2008, net of issuance costs of $375 cash	5,000	-	7,125	-	-	-	7,125
Contribution of founder's stock	(4,900,000)	(490)	490	-	-	-	-
Common stock issued for services rendered during March, 2008, valued at $1.00/share	5,000	-	5,000	-	-	-	5,000
Common stock issued for services rendered during April, 2008, valued at $1.00/share, net of issuance costs of $4,080 non-cash	59,080	6	54,994	-	-	-	55,000
Common stock issued for services rendered during May, 2008, valued at $1.50/share	1,333	-	2,000	-	-	-	2,000
Common stock issued for services rendered during May, 2008, valued at $1.63/share	3,374	1	5,499	-	-	-	5,500
Common stock issued for services rendered during December, 2008, valued at $2.00/share	10,500	1	20,999	-	-	-	21,000
Common stock issued in private placement memorandum at $2.00/share during 2008, net of issuance costs of $91,371 cash and $17,162 non-cash	1,189,000	119	2,286,509	-	-	-	2,286,628
Common stock issued for exercise of warrants during 2008, net of issuance costs of $7,317 cash	430,167	43	211,224	-	-	-	211,267
Share-based compensation to employees vested during 2008	-	-	1,572,276	-	-	-	1,572,276
Share-based payments for services vested during 2008, net of issuance costs of $21,916 non-cash	-	-	1,545,695	-	(1,545,695)	-	-
Amortization of deferred compensation during 2008	-	-	-	-	1,527,311	-	1,527,311
Forgiveness of debt by founder	-	-	54,946	-	-	-	54,946
Net loss	-	-	-	-	-	(4,640,073)	(4,640,073)
Ending Balance, December 31, 2008	11,951,774	1,195	10,466,302	-	(18,384)	(8,766,475)	1,682,638

Common stock issued in private placement memorandum at $2.00/share during 2009, net of issuance costs of $10,300 cash and $1,096 non-cash	288,000	29	565,671	-	-	-	565,700
Common stock issued for exercise of warrants during 2009	416,500	42	20,458	(1,000)	-	-	19,500
Share-based compensation to employees vested during 2009	-	-	59,400	-	-	-	59,400
Share-based payments for services vested during 2009	-	-	80,862	-	-	-	80,862
Amortization of deferred compensation during 2009	-	-	-	-	18,384	-	18,384
Net loss	-	-	-	-	-	(1,069,180)	(1,069,180)
Ending Balance, June 30, 2009 (unaudited)	12,656,274	$1,266	$11,192,693	$(1,000)	$-	$(9,835,655)	$1,357,304

The accompanying notes are an integral part of these financial statements.

VYSTAR CORPORATION
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(unaudited)

			Period From February 2,
	Six Months Ended		2000 (Inception) To
	June 30, 2009	June 30, 2008	June 30, 2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,069,180)	$(3,577,598)	$(9,835,655)
Adjustment to reconcile net loss to net cash
used in operating activities
Stock-based compensation expense	140,262	1,560,502	2,302,786
Provision (recovery) on related party note receivable	(30,000)	-	90,205
Amortization of deferred compensation	18,384	1,499,737	1,545,696
Forgiveness of debt by founder	-	-	54,946
Depreciation	3,433	3,585	27,503
Amortization	1,492	1,502	10,344
Loss on disposal of assets	-	-	13,400
(Increase) decrease in assets
Inventory	(52,592)	-	(52,592)
Prepaid expenses	18,051	(34,380)	(63,599)
Deposits	(20,064)	-	(20,064)
Other	(10,787)	-	(17,892)
Increase (decrease) in liabilities
Accounts payable	30,756	69,715	105,254
Accounts payable - related party	-	-	36,453
Accrued expenses	2,119	4,658	131,274
Other	(2,317)	(1,262)	44,653

Net cash used in operating activities	(970,443)	(473,541)	(5,627,288)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (purchase) of investment	750,000	(500,000)	-
Advances to related party - note receivable	-	-	(257,908)
Proceeds on related party note receivable	30,000	-	89,959
Cost of patents and trademarks	(6,677)	(15,822)	(62,387)
Purchase of property and equipment	-	(8,320)	(52,778)

Net cash provided by (used in) investing activities	773,323	(524,142)	(283,114)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock, net of issuance costs of
$11,396, $66,093, and $476,213 for the periods
ended June 30, 2009, June 30, 2008, and
from inception to June 30, 2009, respectively	585,200	1,223,489	7,255,137

Net cash provided by financing activities	585,200	1,223,489	7,255,137

NET INCREASE IN CASH	388,080	225,806	1,344,735

CASH - BEGINNING OF PERIOD	956,655	573,177	-

CASH - END OF PERIOD	$1,344,735	$798,983	$1,344,735

The accompanying notes are an integral part of these financial statements.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (unaudited)
JUNE 30, 2009 AND 2008

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

History and Nature of Business
Vystar Corporation (“Vystar” or the “Company”) is the creator and exclusive owner of the innovative technology to produce Vytex® Natural Rubber Latex ("NRL"). This technology reduces antigenic protein in natural rubber latex products to virtually undetectable levels in both liquid NRL and finished latex products.  Vystar intends to introduce Vytex NRL, its new “low protein” natural rubber latex, throughout the worldwide marketplace that uses NRL or latex substitutes as a component of manufactured products .   Natural rubber latex is used in an extensive range of products including balloons, textiles, footwear and clothing (threads), adhesives, foams, furniture, carpet, paints, coatings, protective equipment, sporting equipment, and especially health care products such as condoms, surgical and exam gloves. The Company plans to produce Vytex through toll manufacturing and licensing agreements and has started introducing Vytex NRL into the supply channels with aggressive, targeted marketing campaigns directed to the end users.  During 2008, the Company signed an agreement with Revertex (Malaysia) for the production of Vytex NRL.  Revertex is a non-exclusive, toll manufacturer for Vystar and is in full production mode to manufacture Vytex NRL commercially.  In May 2009, the Company and Alatech Healthcare, LLC received 510(k) clearance from the U.S. Food and Drug Administration to market and sell Alatech’s Envy TM condom manufactured with Vytex NRL.  The Envy condom will be the first medical product available in the U.S. made from Vytex NRL and it will carry labeling that will reflect the lowest antigenic protein content currently available in a natural rubber latex medical device.

Vystar LLC, the predecessor to the Company, was formed February 2, 2000, as a Georgia limited liability company by Travis W. Honeycutt. The Company’s operations under the LLC entity were focused substantially on the research, development and testing of the Vytex NRL process, as well as attaining intellectual property rights. In 2003, the Company reorganized as Vystar Corporation, a Georgia Corporation, at which time all assets and liabilities of the limited liability company became assets and liabilities of Vystar Corporation, including all intellectual property rights, patents and trademarks.

Basis of Presentation
The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America (“GAAP”) for interim financial information.  Accordingly, certain information and footnotes required by GAAP for complete financial statements may be condensed or omitted.  These interim financial statements should be read in conjunction with our audited financial statements and notes thereto included in our Form S-1, Registration Statement under the Securities Act of 1933.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results could differ from these estimates.

Concentration of Credit Risk
Certain financial instruments potentially subject the Company to concentrations of credit risk.  These financial instruments consist primarily of cash, investments (an unsecured certificate of deposit that matured April 11, 2009) and, as discussed in Note 8, an unsecured related party note receivable.  Cash held in operating accounts in many cases exceeds the Federal Deposit Insurance Corporation, or FDIC, insurance limits.  While we monitor cash balances in our operating accounts on a regular basis and adjust the balances as appropriate, these balances could be impacted if the underlying financial institutions fail.  To date, we have experienced no loss or lack of access to our cash; however, we can provide no assurances that access to our cash will not be impacted by adverse conditions in the financial markets.

Inventory
Inventory is stated at the lower of cost or market and cost is determined using the first-in, first-out (FIFO) method. The valuation of inventory requires the Company to estimate net realizable value. Inventory is written down for estimated obsolescence to the lesser of cost or market value.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (unaudited)
JUNE 30, 2009 AND 2008

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss Per Share
The Company follows SFAS No. 128, “Earnings Per Share,” resulting in the presentation of basic and diluted earnings per share.  Because the Company reported a net loss in 2009 and 2008, common stock equivalents, including stock options and warrants, were anti-dilutive; therefore, the amounts reported for basic and dilutive loss per share were the same.  Excluded from the computation of diluted loss per share were options to purchase 3,360,000 shares and 3,225,000 shares of common stock for 2009 and 2008, respectively, as their effect would be anti-dilutive.  Warrants to purchase 2,548,318 shares and 2,177,834 shares of common stock for 2009 and 2008, respectively, were also excluded from the computation of diluted loss per share as their effect would be anti-dilutive.

Revenue
Revenue is recognized at the time product is shipped.

Recently Adopted Pronouncements

In April 2009, the FASB issued FASB Staff Position No. 107-1 (FSP FAS 107-1) and APB 28-1 (APB 28-1), which amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments and APB Opinion No. 28, Interim Financial Reporting , to require disclosures about the fair value of financial instruments for interim reporting periods. FSP FAS 107-1 and APB 28-1 will be effective for interim reporting periods ending after June 15, 2009. The Company adopted FSP FAS 107-1 and APB 28-1 on a prospective basis and the impact did not have a material effect on its results of operations, financial position, or cash flows.

Recently Issued Pronouncements

In June 2006 the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes . FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes . Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 was effective for the Company at the beginning of the annual period ending December 31, 2008.  In December 2008, the FASB issued FSP FIN 48-3, which deferred the effective date of FIN 48 for certain enterprises to annual financial statements for fiscal years beginning after December 15, 2008.  Management has elected to defer the application of FIN 48 in accordance with FSP FIN 48-3. The Company will continue to follow FAS 5, Accounting for Contingencies , until it adopts FIN 48.  We are presently evaluating whether the adoption of this interpretation will have a material impact on our financial statements.

NOTE 2 – OPERATIONS

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.  The Company has incurred significant losses and experienced negative cash flow since its inception.  Further, at June 30, 2009, the deficit accumulated during the development stage amounted to approximately $9,836,000.

The Company is still in the development stage at June 30, 2009.  As of July 31, 2009, during 2009 the Company has received approximately $586,200, net of issuance costs, through the issuance of 704,500 shares of common stock, primarily through a private placement (Note 6) and exercise of warrants. The Company’s product development is proceeding on schedule and revenue generation began on a limited basis during the first quarter of 2009.  Successful completion of the Company’s development program and, ultimately, the attainment of profitable operations are dependent upon future events, including acceptance by manufacturers of the Vytex NRL technology and consumer confidence in products manufactured using it.  The Company will continue to monitor available capital to determine if additional equity investments will be required to fulfill its development activities.  Management believes the current business plan is attractive enough to investors to raise additional capital if necessary, but believes current liquid assets are sufficient to allow the Company to continue as a going concern through June 30, 2010.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (unaudited)
JUNE 30, 2009 AND 2008

NOTE 2 – OPERATIONS (CONTINUED)

On November 13, 2008 the Company filed a Registration Statement on Form S-1 under the Securities Act of 1933, with the United States Securities and Exchange Commission (SEC).  On February 11, 2009, the Company amended the initial statement and filed a second pre-effective amendment on May 29, 2009, registering for resale additional shares that were previously issued.  Additional pre-effective amendments were subsequently filed and the Company’s 1933 Act S-1 Registration Statement and 1934 8-A registration were declared effective by the SEC on August 7, 2009.  The Company has 4,803,338 shares of its common stock registered for resale and plans to have its shares trading on the Over the Counter Bulletin Board (OTCBB) during the third quarter of 2009.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008

Furniture and fixtures	$15,347	$15,347
Equipment	23,431	23,431
	38,778	38,778
Accumulated depreciation	(26,903)	(23,471)

	$11,875	$15,307

Depreciation expense for the three months ended June 30, 2009 and 2008 was $1,886 and for the six months ended June 30, 2009 and 2008 was $3,433 and $3,585, respectively.

NOTE 4 – PATENTS AND TRADEMARKS

Patents represent legal and other fees associated with the registration of patents.  The Company has two patents and two provisional patent submissions with the United States Patent and Trade Office (USPTO), as well as an international PCT (Patent Cooperation Treaty) patent.

The Company has incurred legal and other fees associated with its application to the USPTO for trademark protection for “Vystar”, “Vytex”, and “Created by Nature.  Recreated by Science.” during 2009 and 2008.

Patents and trademarks are as follows:

	June 30, 2009	December 31, 2008

Patents	$106,428	$86,884
Accumulated amortization	(10,344)	(8,852)
	96,084	78,032
Trademarks	5,538	5,538

	$101,622	$83,570

Amortization expense for the three months ended June, 2009 and 2008 was $746 and $741, respectively, and for the six months ended June 30, 2009 and 2008 was $1,492 and $1,502, respectively.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (unaudited)
JUNE 30, 2009 AND 2008

NOTE 5 – INCOME TAXES

There is no income tax benefit recorded for the losses for the six months ended June 30, 2009 and 2008 since management has determined that the realization of the net deferred tax asset is not assured and has created a valuation allowance for the entire amount of the net deferred tax asset.

NOTE 6 – STOCKHOLDERS’ EQUITY

In April 2009, the Company’s Board of Directors authorized the number of preferred shares to be increased from 10,000,000 shares to 15,000,000 shares and the number of common shares from 25,000,000 shares to 50,000,000 shares.

Common Stock and Warrants
The Company’s predecessor company, Vystar LLC, issued 2,500,000 shares of its common stock at inception in February 2000 to its founder.  These shares were cancelled and re-issued by Vystar Corporation at merger in December 2003.  Also during 2003, Vystar Corporation issued 325,000 shares to its remaining founders for $4,100.  During 2004, the Company issued an additional 8,475,000 shares to its founders in order to adjust the number of issued and outstanding shares at that time.

During the period from November 2004 through January 13, 2005, the Company issued 770,000 shares of its common stock in a private placement for proceeds of $691,267, net of issuance costs of $78,733.

The private placement memorandum was amended on December 28, 2004.  Under the terms of the amendment and subsequent revisions on April 10, 2006 and September 25, 2006, the Company issued 795,674 shares in 2005 for proceeds of $1,112,253, net of issuance costs of $71,806 cash and $9,451 non-cash; 823,131 shares in 2006 for proceeds of $1,143,651, net of issuance costs of $82,643 cash and $8,404 non-cash; 597,501 shares in 2007 for proceeds of $824,692, net of issuance costs of $61,911 cash and $9,648 non-cash and 5,000 shares in 2008 for proceeds of $7,125, net of issuance costs of $375 cash, prior to its closing in April 2008.  All of the shares issued were common stock.  Terms of the memorandum included issuing warrants to purchase an aggregate of 1,308,965 shares of common stock at $.50 per share.  During 2008 and 2007, 423,167 and 755,899 shares issued in the private placement, respectively, were purchased through the exercise of the warrants.  The unexercised warrants, representing 26,000 shares, expired during 2008.

During 2005 the Company issued stock purchase warrants to purchase 17,300 shares of common stock at an exercise price of $.50 in exchange for services rendered with the private placement, valued at $9,451. The warrants are exercisable until January 2010 and vested immediately.

During 2006 the Company issued stock purchase warrants to purchase 36,233 shares of common stock at exercise prices ranging from $1.00 to $1.50 per share in exchange for services rendered, valued at $11,499.  The warrants are exercisable for periods ranging from 2011 to 2016 and vested immediately.

During 2006 the Company issued 52,490 shares of common stock for services rendered valued at $52,490.

During 2007 the Company issued stock purchase warrants to purchase 126,525 shares of common stock at exercise prices ranging from $.50 to $1.50 in exchange for services rendered, valued at $34,320.  The warrants are exercisable for periods ranging from 2009 through 2017 and vested immediately.

During 2007 the Company issued 33,125 shares of common stock for professional services valued at $33,125.

During February 2008 the Company’s former CEO surrendered 4,900,000 shares of the Company’s common stock issued to him during 2004.  These shares were cancelled and returned to the Company for future re-issue, eliminating the need to increase the Company’s number of authorized shares.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (unaudited)
JUNE 30, 2009 AND 2008

NOTE 6 – STOCKHOLDERS’ EQUITY (CONTINUED)

Common Stock and Warrants (Continued)

On May 5, 2008, the Company initiated an equity raise through a private placement projected at $3,000,000 at completion, through an issuance of 1,500,000 shares of common stock and warrants to purchase an additional 750,000 shares of common stock at $1.00 per share.  On October 31, 2008 the Company closed the offering after receiving $2,378,000 and issuing 1,189,000 shares of common stock and warrants to purchase an additional 594,500 shares of common stock.  In April 2009 the Company opened the private placement to existing shareholders and qualified investors under the same terms and conditions for a period not to exceed May 28, 2009.  The Company received an additional $585,200 and issued 288,000 shares of common stock and warrants to purchase an additional 144,000 shares of common stock.

At December 31, 2008 the Company recognized an increase of $54,946 in additional paid-in capital resulting from forgiveness of debt by the former CEO.

During 2008 the Company issued stock purchase warrants to purchase 1,924,721 shares of common stock at exercise prices ranging from $.01 to $2.00 in exchange for services rendered, valued at $1,769,916.  The warrants are exercisable for periods ranging from 2012 through 2018 and vested immediately.

During 2008 the Company issued 79,287 shares of common stock for professional services valued at $88,500, including 4,080 shares valued at $4,080 for services rendered in connection with the Company’s private placement memorandum.

During 2009 the Company issued stock purchase warrants to purchase 130,039 shares of common stock at exercise prices ranging from $1.00 to $1.63 in exchange for services rendered, valued at $81,960.  The warrants are exercisable by 2019 and vested immediately.

NOTE 7 – STOCK-BASED COMPENSATION

In December 2004 the Financial Accounting Standards Board (“FASB”) issued SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”).  SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees , and amends SFAS No. 95, Statement of Cash Flows ..  Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123.  However, SFAS 123(R) requires share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant, net of estimated forfeitures.  Pro forma disclosure is no longer an alternative.

On January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method as permitted under SFAS 123(R) and reflected compensation expense during 2006 in accordance with the transition provisions.  Under the modified prospective method, prior periods are not restated to reflect the impact of adopting the new standard at earlier dates.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (unaudited)
JUNE 30, 2009 AND 2008

NOTE 7 – STOCK-BASED COMPENSATION (CONTINUED)

The Company used the Black-Scholes option pricing model to estimate the grant-date fair value of awards granted during 2009 and 2008.  The following assumptions were used:

•	Expected Dividend Yield – because the Company does not currently pay dividends, the expected dividend yield is zero;
•
Expected Volatility in Stock Price – because the Company is not publicly traded, the expected volatility of similar public entities (including companies engaged in the manufacture and/or distribution of medical, surgical, and healthcare supplies) was considered with expected volatility ranging from 23.26% - 38.85%;

•	Risk-free Interest Rate – reflects the average rate on a United States Treasury bond with maturity equal to the expected term of the option, ranging from 1.51 – 5.05%; and
•
Expected Life of Awards – because the Company is still in the development stage and has had minimal experience with the exercise of options or warrants for use in determining the expected life for each award, the simplified method was used to calculate an expected life based on the midpoint between the vesting date and the end of the contractual term of the stock award.

The Company recorded approximately $54,000 and $80,000 of stock-based compensation expense for the three month periods ended June 30, 2009 and 2008, respectively, and approximately $140,000 and $1,467,000 for the six month periods ended June 30, 2009 and 2008, respectively, related to employee stock options and stock warrants issued to board members and nonemployees.  Of this, approximately $47,000 and $16,000 for the three month periods ended June 30, 2009 and 2008, respectively, and approximately $59,000 and $1,361,000 for the six month periods ended June 30, 2009 and 2008, respectively, was attributable to the fair value of shares issued under the Company’s stock option plan that vested during those periods.  As of June 30, 2009, approximately $783,405 of unrecognized compensation expense related to non-vested share-based awards remains to be recognized over a weighted average period of approximately 7 years.

Stock Options

During 2004, the Board of Directors of the Company adopted a stock option plan (the “Plan”) and authorized up to 4,000,000 shares to be issued under the Plan.  The Company’s Board of Directors authorized an increase in the number of shares to be issued under the Plan to 10,000,000 shares and to include the independent Board members in the plan in lieu of continuing the previous practice of granting warrants each quarter to independent board members for services.  At June 30, 2009, there were 5,400,000 shares of common stock reserved for issuance under the Plan.  The Plan is intended to permit stock options granted to employees to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (“Incentive Stock Options”).  All options granted under the Plan that are not intended to qualify as Incentive Stock Options are deemed to be non-qualified options.  Stock options are typically granted at an exercise price equal to the fair market value of the Company’s common stock on the date of grant, typically vest over periods up to 4 years and are typically exercisable up to 10 years.  During the six months ended June 30, 2009 options to purchase 1,600,000 shares were issued under the Plan, of which 400,000 were forfeited during the period.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (unaudited)
JUNE 30, 2009 AND 2008

NOTE 7 – STOCK-BASED COMPENSATION (CONTINUED)

Stock Options (continued)

The weighted-average assumptions used in the option pricing model for stock option grants were as follows for the six months ended June 30:

	2009	2008
Expected Dividend Yield	-	-
Expected Volatility in Stock Price	37.85%	23.51%
Risk-Free Interest Rate	1.71%	2.68%
Expected Life of Stock Awards - Years	5	5.1
Weighted Average Fair Value at Grant Date	$0.58	$0.71
The following table summarizes all stock option activity of the Company for the six months ended June 30, 2009:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding, December 31, 2008	3,400,000	$1.03

Granted	1,600,000	$1.63

Forfeited	(400,000)	$1.63

Outstanding, June 30, 2009	4,600,000	$1.22

Exercisable, June 30, 2009	3,360,000	$1.06

Warrants

Warrants are issued to third parties as payment for services and in conjunction with the issuance of common stock.  The fair value of each common stock warrant issued for services is estimated on the date of grant using the Black-Scholes option pricing model.  The following weighted average assumptions were used for warrants granted for the six months ended June 30, 2009 and 2008:

	2009	2008
Expected Dividend Yield	-	-
Expected Volatility in Stock Price	37.85%	22.38%
Risk-Free Interest Rate	1.71%	2.19%
Expected Life of Awards, Years	4.9	4.3

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (unaudited)
JUNE 30, 2009 AND 2008

NOTE 7 – STOCK-BASED COMPENSATION (CONTINUED)

Warrants (Continued)

The following table represents the Company’s warrant activity for the six months ended June 30, 2009:

		Weighted Average		Weighted Average
	Number of	Grant Date	Weighted Average	Remaining
	Warrants	Fair Value	Exercise Price	Contractual Life (Years)

Outstanding, December 31, 2008	2,690,779		$0.85	5.14

Issued in private placement	144,000	$1.00	$1.00
Granted	130,039	$0.62	$1.00
Exercised	(416,500)		$0.05
Expired	-		$-

Outstanding, June 30, 2009	2,548,318		$1.05	4.18

For the period since inception through December 31, 2006, the Company issued warrants to purchase shares of the Company’s common stock for services rendered.  The warrants were issued at exercise prices ranging from $.50 to $1.50 per share and are exercisable over periods ranging from five to ten years.  All of the warrants vested immediately.  The fair value of the warrants was calculated as of the date of the grant utilizing the Black-Scholes option pricing model with the following assumptions:  expected dividend yield of 0, stock volatility ranging from 26.17% - 29.93%, 3.36% - 4.34% risk-free interest rate, and a 2.5 to 5 year expected life of the awards.  The total amount of the fair value ($6,095 expense and $14,854 cost of raising capital) was recorded when vesting occurred.  All warrants issued were fully vested within the calendar year in which they were granted.

During 2007 the Company issued warrants for services at exercise prices ranging from $.50 to $1.50 per share, exercisable over periods ranging from two to ten years.  All of the warrants vested immediately.  The fair value of the warrants was calculated as of the date of the grant utilizing the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0, stock volatility ranging from 22.07% - 39.25%, 3.36% - 5.05% risk-free interest rate, and a 2 to 5 year expected life of the awards.  The total amount of the fair value ($25,875 expense and $8,448 cost of raising capital) was recorded when vesting occurred.

The Company issued warrants for services during 2008 at exercise prices ranging from $1.00 to $2.00 per share, exercisable over periods ranging from four to ten years.  All of the warrants vested immediately.  The fair value of the warrants was calculated as of the date of the grant utilizing the Black-Scholes option pricing model and assumptions as detailed above.  The total amount of the fair value ($185,143 expense, $1,545,695 deferred compensation cost, and $39,078 cost of raising capital) was recorded when vesting occurred.

The Company issued warrants for services during the six months ended June 30, 2009 at exercise prices ranging from $1.00 to $1.63 per share, exercisable over 5 and 10 year periods.  All of the warrants vested immediately.  The fair value of the warrants was calculated as of the date of the grant utilizing the Black-Scholes option pricing model and assumptions as detailed above.  The total amount of the fair value ($80,864 expense and $1,096 cost of raising capital) was recorded when vesting occurred.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (unaudited)
JUNE 30, 2009 AND 2008

NOTE 8 – RELATED PARTY TRANSACTIONS

Universal Capital Management

On January 31, 2008, the Company entered into a management agreement with Universal Capital Management, Inc. ("UCM"), a venture capital company that invests in development stage companies. Under this agreement, UCM agreed to provide management services, including assistance with strategic planning, investment banking consultation and investor introduction services, and investor relations services for a period of three months, expiring April 30, 2008.  Pursuant to the terms of this agreement, the Company issued UCM warrants, valued at approximately $1,491,000, to purchase 1,000,000 shares of its common stock at an exercise price of $0.01.  These warrants are exercisable in whole or in part at or before January 31, 2013 and vested immediately.

On April 30, 2008, the Company entered into an additional management agreement with UCM for a period of one year pursuant to which UCM agreed to continue to provide management services, including day-to-day managerial.  Pursuant to the terms of this agreement, UCM was issued warrants, valued at approximately $55,000, to purchase 500,000 shares of the Company's common stock at an exercise price of $2.00 per share.  The warrants are exercisable in whole or in part at or before April 30, 2013 and vested immediately.  In the event that the Company elects to extend the management agreement for an additional one year term beyond the first year of the agreement, the Company has agreed to issue additional warrants to purchase 500,000 shares of its common stock at an exercise price of $0.01 per share.  Prior to its expiration, the Company notified UCM that it did not intend to renew the management agreement expiring April 30, 2009 for an additional one year term and the agreement lapsed.

As a result of these two agreements, UCM held a beneficial ownership of 10.9% in the Company at June 30, 2009.

On August 15, 2008, the Company entered into an agreement with UCM whereby UCM agreed to assist the Company in registering its shares publicly, as well as provide management assistance with certain responsibilities unique to a publicly held entity.  In consideration for these services, the Company agreed to issue 600,000 shares of its common stock to stockholders of UCM, contingent upon the Company’s registration statement becoming effective, on or about the effective date of the registration statement.

In May 2009, as previously discussed in Note 2, the Company prepared a second pre-effective amendment to its Form S-1, Registration Statement under the Securities Act of 1933.  The structure in the initial filing, which included issuing 600,000 shares of its common stock to stockholders of UCM contingent upon the acceptance of the registration statement, was abandoned in this amendment.  Under the terms of the August 15, 2008 agreement with UCM that agreement has been terminated.

Climax Global Energy

During 2006 and 2005, the Company advanced cash to and made payments on behalf of Climax Global Energy, Inc. (“Climax”), a company controlled by the Company’s former CEO, in the amounts of $12,795 and $242,654, respectively.  At December 31, 2007, the balance due from Climax was $240,409.  Climax is in a pre-revenue, research and development mode and is in the process of raising capital through a private placement memorandum.  While the Company will provide its best efforts to fully collect the balance due, which is unsecured, management reserved at December 31, 2008 and 2007 approximately $120,000 of the balance remaining due to the uncertainty involved.  As such, the Company recorded a corresponding charge in 2007 of approximately $120,000 in its statement of operations.

VYSTAR CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (unaudited)
JUNE 30, 2009 AND 2008

NOTE 8 – RELATED PARTY TRANSACTIONS

On August 15, 2008, the Company entered into an agreement with Climax which specified the payment terms of the note receivable discussed above.  The significant terms were established as follows:  (A) the note is non-interest bearing, (B) a $25,000 payment to be made on or before September 30, 2008, and (C) equal monthly payments of $5,000 will commence in October 2008.  In the event that Climax attains certain financial thresholds as specified in the agreement, receives new third party equity funding exceeding $20 million on a cumulative basis or Climax is sold or completes an initial public offering, the remaining amount due shall become payable thirty days following the end of the calendar year in which the event occurred.  In any event, the note shall be due and payable in full no later than January 31, 2010.  As of June 30, 2009 all payments due under the agreement had been received by the Company and management determined that $30,000 of the $120,000 reserve created in 2007 could be released, based upon payment history and Climax representations of available cash balances.

Officers and Directors

On March 31, 2009, the Company’s four independent directors each received warrants, valued at approximately $12,000, to purchase 20,000 shares, of the Company’s common stock with an exercise price of $1.63.  The warrants are exercisable in whole or in part at or before March 31, 2019 and vested immediately.

As previously discussed in Note 7, during April 2009 the Company’s Board of Directors authorized the inclusion of the independent Board members in the Company’s stock option plan in lieu of continuing the previous practice of granting warrants each quarter to independent board members.  Each Board member was granted options to purchase 400,000 shares of the Company’s common stock at an exercise price of $1.63.  Vesting occurs at the end of each complete calendar quarter served as an independent board member of the Company at a rate of 20,000 shares each.  The options are exercisable in whole or in part before June 30, 2019.

Other

For the six months ended June 30, 2009, Travis Honeycutt, founding CEO, provided to the Company prospect advisory services in the thread industry and received $18,000 for his services.

At June 30, 2009 and December 31, 2008, the Company has accrued severance of $81,250 payable to the Company’s former CFO, Glenn Smotherman.  Mr. Smotherman has agreed to payment of this liability beginning at the earlier of payment in full of the Climax receivable or the Company’s achievement of specific sales goals.  When payment begins, the liability will be satisfied in 24 equal monthly payments.

At June 30, 2009 and December 31, 2008, the Company has a balance payable to Reactive Energy, LLC, a company wholly owned by the Company’s former CEO, for management fees and contract services of $36,453.  The Company intends to satisfy this liability upon the effectiveness of its registration statement.

NOTE 9 – SUBSEQUENT EVENTS

In August 2009, as previously discussed in Note 2, the Company prepared fourth and fifth pre-effective amendments to its Form S-1, Registration Statement under the Securities Act of 1933.  The Registration statement was declared effective by the SEC on August 7, 2009.

On November 2, 2009, the Company began a private placement of up to 1,000,000 shares of its common stock to accredited investors at $2.00 per share.  For each two (2) shares of common stock purchased, the investor will receive (i) a warrant to purchase one (1) share of common stock at an exercise price of $1.50 per share, exercisable for one (1) year from the date of issue, and (ii) a warrant to purchase one (1) share of common stock at an exercise price of $3.25 per share, exercisable for two (2) years from the date of issue.  The Company has the right to increase the offering up to 2,000,000 shares and warrants to purchase 2,000,000 shares of common stock.

4,803,338 Shares
of
Common Stock

Vystar Corporation

Prospectus

August 7, 2009
(As supplemented November 6, 2009)

Until August 6, 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments on subscriptions.